Annual Report 2005

Focused on Success



Luminex®

OFFICERS

Patrick J. Balthrop, Sr.
President and Chief Executive Officer

Russell W. Bradley
Vice President, Business Development and Strategic Planning

Harriss T. Currie
Vice President, Finance, Chief Financial Officer and Treasurer

Gregory J. Gosch
Vice President, Marketing and Sales

James W. Jacobson, Ph. D.
Vice President, Research and Development

Randel S. Marfin
Vice President, Luminex Bioscience Group

Oliver H. Meek
Vice President, Manufacturing

David S. Reiter
Vice President, General Counsel and Corporate Secretary

Kristi M. Richburg
Controller

BOARD OF DIRECTORS

G. Walter Loewenbaum, II (1)
Chairman of the Board
Chief Executive Officer and Chairman of the Board,
Finetooth Corp.
Chairman of the Board,
3D Systems Corporation

Patrick J. Balthrop, Sr. (1)
President and Chief Executive Officer

Robert J. Cresci (2)(4)
Managing Director,
Pecks Management Partners Ltd.

Thomas W. Erickson (1)
Chairman of the Board,
Trans Health, Inc.

Fred C. Goad, Jr. (3)
Member, Voyent Partners, L.L.C.

Jay B. Johnston (2)
Chairman of the Board,
QuesTek Innovations, L.L.C.

Jim D. Kever (2)(3)(4)
Member, Voyent Partners, L.L.C.

Kevin M. McNamara
Executive Vice President and Chief Financial Officer,
HealthSpring, Inc.

J. Stark Thompson
Chairman of the Board,
Gene Logic, Inc.
Retired President and Chief Executive Officer,
Life Technologies, Inc.

Gerard Vaillant (3)
Retired Company Group Chairman,
Johnson & Johnson

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Nominating and Corporate Governance Committee

LUMINEX CORPORATION
12212 Technology Boulevard
Austin, Texas 78727

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held May 25, 2006

Luminex Corporation (the "Company") will hold its 2006 annual meeting of stockholders (the "Meeting") on Thursday, May 25, 2006, at 12:00 p.m., local time, at the Hilton Austin Airport Hotel, 9515 New Airport Drive, Austin, Texas 78719. At the Meeting, stockholders will act on the following matters:

(1) election of four members to the Board of Directors to serve for three-year terms as Class III Directors (designated as Proposal 1 in the accompanying proxy statement);

(2) approval of the Company's 2006 Equity Incentive Plan (designated as Proposal 2 in the accompanying proxy statement);

(3) approval of the Company's 2006 Management Stock Purchase Plan (designated as Proposal 3 in the accompanying proxy statement);

(4) ratification of the appointment by the Company's Audit Committee of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal 2006 (designated as Proposal 4 in the accompanying proxy statement); and

(5) such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on April 6, 2006, as the record date for the determination of stockholders entitled to notice of and to vote at the Meeting or any adjournment or postponement thereof. A complete list of such stockholders will be available for examination at our offices in Austin, Texas, during normal business hours for a period of ten days prior to the Meeting.

Your attention is directed to the proxy statement accompanying this notice for a more complete statement regarding the matters to be acted upon at the Meeting. Our annual report to stockholders is being mailed with this notice and proxy statement, but it is not part of the proxy solicitation materials. All stockholders are cordially invited to attend the Meeting. **However, stockholders are urged, whether or not they plan to attend the Meeting, to either sign, date and mail the enclosed proxy in the postage-paid envelope provided, or to vote by telephone or electronically pursuant to the instructions included with the proxy.**

By Order of the Board of Directors,

David S. Reiter
Vice President, General
Counsel and Corporate Secretary

Austin, Texas
April 24, 2006

LUMINEX CORPORATION
12212 Technology Boulevard
Austin, Texas 78727

PROXY STATEMENT

For Annual Meeting of Stockholders To Be Held May 25, 2006

This proxy statement is being furnished to the stockholders of Luminex Corporation (the "Company," "Luminex," "we" or "us") in connection with the solicitation by the Board of Directors of proxies for use at the 2006 annual meeting of stockholders (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying notice, and at any and all adjournments or postponements thereof. The approximate date of mailing of this proxy statement and the accompanying proxy card is April 24, 2006.

Voting Procedures; General Information

Proposals 1, 2, 3 and 4 will be presented by management at the Meeting. With regard to Proposal 1, the form of proxy permits votes for or withholding of votes as to all nominees for director or for withholding votes for any specific nominee, and permits votes for, against, or abstention with regard to Proposal 2, 3 and 4. If the enclosed form of proxy is properly executed, returned, and not revoked, it will be voted in accordance with the specifications, if any, made by the stockholder and, if specifications are not made, will be voted **FOR** the nominees named in this proxy statement to the Company's Board of Directors, **FOR** the approval of the Company's 2006 Equity Incentive Plan, **FOR** the approval of the Company's Management Stock Purchase Plan and **FOR** the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal 2006.

If your shares are held by your broker or other nominee, often referred to as in "street name," you will receive a form from your broker seeking instructions as to how your shares should be voted. If you are a registered stockholder you may vote by telephone or electronically through the Internet by following the instructions included with your proxy card. If your shares are held in street name, you should contact your broker or nominee to determine whether you will be able to vote by telephone or electronically. If your shares are held in street name and you do not issue instructions to your broker, your broker, under the rules of The Nasdaq Stock Market, may vote your shares in its discretion on "routine" matters, but may not vote your shares on "non-routine" matters. The election of directors and the ratification of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2006 (Proposals 1 and 4) are deemed routine matters. Therefore, your broker has discretionary authority to vote your shares on such matters absent specific instructions from you. If your broker turns in a proxy card expressly stating that the broker is not voting on a non-routine matter (Proposals 2 or 3) as a result of your failure to provide specific instructions, such action is referred to as a "broker non-vote."

It is not expected that any matter not referred to herein will be presented for action at the Meeting. If any other matters are properly brought before the Meeting, including, without limitation, a motion to adjourn the Meeting to another time and/or place for the purpose of, among other things, permitting dissemination of information regarding material developments relating to any of the Proposals, or soliciting additional proxies in favor of the approval of any of the Proposals, the persons named on the accompanying proxy card will vote the shares represented by such proxy upon such matters in their discretion. Should the Meeting be reconvened, all proxies will be voted in the same manner as such proxies would have been voted when the Meeting was originally convened, except for the proxies effectively revoked or withdrawn prior to the time proxies are voted at such reconvened meeting.

Any stockholder giving a proxy may revoke it at any time before it is voted by communicating such revocation in writing to our Corporate Secretary at the address indicated above, by executing and delivering a later-dated proxy or by voting in person at the Meeting.

Quorum; Required Votes and Recommendations

Our only outstanding voting security is our common stock. Holders of record of common stock at the close of business on April 6, 2006, the record date for the Meeting, are entitled to notice of and to vote at the Meeting. On the record date for the Meeting, there were 31,946,185 shares of common stock outstanding and entitled to vote at the Meeting. In deciding all matters, a holder of common stock on the record date shall be entitled to cast one vote for each share of common stock then registered in such holder's name.

The holders of a majority of the outstanding shares of the Company's common stock as of the record date must be present in person or be represented by proxy to constitute a quorum and act upon the proposed business. Failure of a quorum to be represented at the Meeting will necessitate an adjournment or postponement and will subject the Company to additional expense. Votes withheld from any nominee for director, abstentions and broker non-votes are counted as present or represented for purposes of determining the presence or absence of a quorum.

Proposal 1 discussed in this Proxy Statement requires the affirmative vote of a plurality of the votes cast at the Meeting. Accordingly, the four nominees receiving the highest number of affirmative votes of the shares present or represented and entitled to vote at the Meeting shall be elected as directors. Proposals 2, 3 and 4 require the affirmative vote of the holders of a majority of the outstanding shares represented at the Meeting and entitled to vote thereon. Votes will be counted by the Company's transfer agent. Under Delaware law, neither abstentions nor broker non-votes are counted as voting "for" or "against" a particular matter. However, while abstentions and broker non-votes are included in the number of shares present or represented at the Meeting, broker non-votes are not considered entitled to vote. Accordingly, for purposes of Proposals 2, 3 and 4, broker non-votes have the effect of reducing the number of affirmative votes required to achieve a majority of the shares present and entitled to vote for such matter by reducing the total number of shares from which such majority is calculated. On the other hand, abstentions will have the same effect as a vote cast against Proposal 2, 3 or 4. Abstentions, withhold votes and broker non-votes will have no effect on the outcome of Proposal 1.

The Board of Directors recommends that you vote:

- **FOR** the Class III Director nominees named in this proxy statement;
- **FOR** the approval of the Company's 2006 Equity Incentive Plan;
- **FOR** the approval of the Company's Management Stock Purchase Plan; and
- **FOR** the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal 2006.

CORPORATE GOVERNANCE

We believe that effective corporate governance is critical to our long-term health and ability to create value for our stockholders. During 2005, we continued to review our corporate governance policies and practices, as well as related provisions of the Sarbanes-Oxley Act of 2002, current and proposed rules of the Securities and Exchange Commission, and the corporate governance requirements of The Nasdaq Stock Market. Based on this assessment, we recently adopted comprehensive corporate governance guidelines, including meaningful stock ownership and retention guidelines, that can be viewed at the "Investor Relations" section of our website at www.luminexcorp.com. Our Board of Directors believes that we have in place appropriate charters, policies, procedures and controls which promote and enhance corporate governance, accountability and responsibility with respect to the Company and a culture of honesty and integrity. We will continue to monitor emerging developments and best practices in corporate governance and augment these charters, policies, procedures and controls when required or when our Board determines it would benefit the Company and our stockholders.

Director Independence

The Board of Directors has determined that each of the following directors is an "independent director" under the applicable rules of The Nasdaq Stock Market, and that such persons do not otherwise have any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of such person's independent judgment in carrying out the responsibilities of a director:

Robert J. Cresci	Jim D. Kever
Fred C. Goad, Jr.	Jay B. Johnston
Gerard Vaillant	Kevin M. McNamara
J. Stark Thompson	

Director Qualifications

The Nominating and Corporate Governance Committee may consider whatever factors it deems appropriate in its assessment of a candidate for board membership; however, candidates nominated to serve as directors will, at a minimum, in the committee's judgment:

- be able to represent the interests of the Company and all of its stockholders and not be disposed by affiliation or interest to favor any individual, group or class of stockholders or other constituency; and
- possess the background and demonstrated ability to contribute to the Board's performance of its collective responsibilities, through senior executive management experience, relevant professional or academic distinction, and/or a record of relevant civic and community leadership.

The consideration of a candidate for director will include the Nominating and Corporate Governance Committee's assessment of the individual's background, skills and abilities, and whether such characteristics fulfill the needs of the Board of Directors at that time. As part of the Nominating and Corporate Governance Committee's consideration of a candidate, the committee also believes that the candidate must:

- be of high ethical character and share the core values of Luminex as reflected in our Code of Compliance;
- have a reputation, both personal and professional, consistent with the image and reputation of Luminex;
- be highly accomplished in the candidate's field;
- be an active or former chief executive officer of a public company or a biotechnology company or an active or former leader of another complex organization;
- otherwise have relevant expertise and experience, and be able to offer advice and guidance to the chief executive officer based on that expertise and experience; or
- have the ability to exercise sound business judgment.

Process for Identifying Candidates

The Nominating and Corporate Governance Committee may utilize a variety of methods for identifying nominees for director. Candidates may come to the attention of the Nominating and Corporate Governance Committee through current Board members, professional search firms, stockholders or other persons. The Nominating and Corporate Governance Committee considers nominees proposed by the Company's stockholders in accordance with the provisions contained in our bylaws. Pursuant to the our bylaws, any stockholder may nominate a person for election to our Board of Directors, provided that the nomination is received by the Secretary of the Company not less than 30 days nor more than 90 days prior to the first anniversary of the preceding year's Meeting. Each nomination submitted in this manner shall include the name and address of the nominee(s) and all other information with respect to the nominee as required to be disclosed in the proxy statement for the election of directors under applicable rules of the Securities and Exchange Commission, including the nominee's consent to being named as a nominee and to serving as a director, if elected. Additionally, the nominating stockholder must provide his or her name and address as it appears in the stock records of the Company and the number of shares of common stock beneficially owned by the stockholder.

Evaluation of Candidates

The chair of the Nominating and Corporate Governance Committee will preliminarily assess a candidate's qualifications and suitability, working with management support and seeking board input, and report such assessment to the Nominating and Corporate Governance Committee members. When feasible, the chair of the Nominating and Corporate Governance Committee will interview candidates whom the chair believes are likely to meet the criteria for board membership as part of the preliminary assessment process. The report may be made to the Nominating and Corporate Governance Committee at a meeting of the committee or informally to each committee member between meetings.

If it is the consensus of the Nominating and Corporate Governance Committee that a candidate is likely to meet the criteria for board membership, the chair of the committee will advise the candidate of the committee's preliminary interest and, if the candidate expresses sufficient interest, with the assistance of the Corporate Secretary's office, will arrange interviews of the candidate with one or more members of the committee, and request such additional information from the candidate as the committee deems appropriate. The Nominating and Corporate Governance Committee will consider the candidate's qualifications, background, skills and abilities, and whether such characteristics fulfill the needs of the board at that time, and confer and reach a collective assessment as to the qualifications and suitability of the candidate for board membership.

If the Nominating and Corporate Governance Committee determines that the candidate is suitable and meets the criteria for board membership, the candidate will be invited to meet with senior management of the Company and other members of the Board of Directors, both to allow the candidate to obtain further information about the Company and to give management and the other directors a basis for input to the Nominating and Corporate Governance Committee regarding the candidate. On the basis of its assessment, and taking into consideration input from other Board members and senior management, the Nominating and Corporate Governance Committee will formally consider whether to recommend the candidate's nomination for election to the Board of Directors.

Corporate Governance Guidelines

The Company has recently adopted corporate governance guidelines, the current version of which may be viewed at the Investor Relations section of our website at www.luminexcorp.com. These guidelines reflect our commitment to a system of governance which enhances corporate responsibility and accountability.

Code of Compliance

We have a Code of Compliance that applies to all of the Company's employees, officers and directors. The purpose of our Code of Compliance is to provide written standards that are reasonably designed to deter wrongdoing and to promote honest and ethical conduct; full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with the Securities and Exchange Commission and other public communications by the Company; compliance with applicable governmental laws, rules and regulations; prompt internal reporting of violations of the Code of Compliance; and accountability for adherence to the Code of Compliance. Each director, officer and employee is required to read and certify that he or she has read, understands and will comply with the Code of Compliance.

Under the Sarbanes-Oxley Act of 2002 and the Securities and Exchange Commission's related rules, the Company is required to disclose whether it has adopted a code of ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The Nasdaq Stock Market rules require the Company to adopt a "code of conduct" applicable to the Company's directors, officers and employees that meets the Securities and Exchange Commission's definition of "code of ethics." Our Code of Compliance meets the Securities and Exchange Commission's definition of "code of ethics." The Company's employees, including our Chief Executive Officer and senior financial officers, are bound by our Code of Compliance.

A copy of our Code of Compliance can be obtained from the Investor Relations section of our website at www.luminexcorp.com. We intend to disclose amendments to, or waivers from, the Code of Compliance (to the extent applicable to our directors, Chief Executive Officer, principal financial officer, principal accounting officer or persons performing similar functions) on our website.

Communications with Members of the Board

Our Board of Directors has established procedures for the Company's stockholders to communicate with members of the Board of Directors. Stockholders may communicate with any of the Company's directors, including the chairperson of any of the committees of the Board of Directors or the presiding director, if any, by writing to a director care of Corporate Secretary, Luminex Corporation, 12212 Technology Boulevard, Austin, Texas 78727. Appropriate communications will be forwarded to such director(s) by the Corporate Secretary.

Communications expressing concerns or complaints relating to accounting matters, internal disclosure controls or controls over financial reporting, or auditing matters are handled in accordance with procedures established by the Audit Committee, including, without limitation, a dedicated hot line and email address. Under those procedures, concerns having to do with accounting matters, internal disclosure controls or controls over financial reporting, or auditing matters are presented by the Company's compliance officer to the Audit Committee for consideration and, if appropriate, corrective action. The Company's compliance officer maintains a log of correspondence addressed to directors and provides periodic summary reports thereof for the Audit Committee.

Board Member Attendance at Annual Meeting of Stockholders

The Company strongly encourages each member of the Board of Directors to attend each annual meeting of stockholders. Accordingly, we expect most, if not all, of the Company's directors to be in attendance at the Meeting. All of our directors attended the 2005 annual meeting of stockholders.

Meetings and Committees of the Board of Directors

The Board of Directors and its committees meet periodically during the year as deemed appropriate. During 2005, the Board of Directors met five times. No director attended fewer than 75% of all the 2005 meetings of the Board of Directors and its committees on which he served.

The Board of Directors currently has four standing committees: Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Executive Committee. It is the policy of the Board and each committee to periodically review its performance and the effectiveness of its charter and policies, as applicable.

The Audit Committee, which met nine times in 2005, currently consists of Mr. Kever, who serves as Chairman, Mr. Cresci and Mr. Johnston. The Board of Directors has determined that each member of the Audit Committee meets the heightened independence requirements of the applicable rules of the The Nasdaq Stock Market and has a basic understanding of finance and accounting and is able to read and understand fundamental financial statements. The Board of Directors has further determined that Jim D. Kever is an "audit committee financial expert" as such term is defined in Item 401(h) of Regulation S-K promulgated by the Securities and Exchange Commission. The Audit Committee's primary duties and responsibilities are to oversee the Company's accounting and financial reporting processes and audits of the Company's financial statements; oversee the integrity of the Company's systems of internal controls regarding finance, accounting and legal compliance, including the oversight of the Company's internal audit function; oversee the independence and performance of the Company's independent registered public accounting firm; pre-approve all audit and permitted non-audit services to be performed by such firm; and provide an avenue of free and open communication among the independent registered public accountants, management and the Board of Directors. It is the function of the Audit Committee to help ensure the Company's financial statements accurately reflect the Company's financial position and results of operations. In addition, the Audit Committee, following its review of the audited financial statements, is charged with recommending the audited financial statements to the Board of Directors for inclusion in the Company's annual reports. The Audit Committee operates pursuant to the terms of a Charter adopted by the Board of Directors (as amended to date, the "Restated Audit Committee Charter"). A copy of the Restated Audit Committee Charter is available on the Investor Relations section of the Company's website at www.luminexcorp.com. Additional information regarding the purpose and functions of the Audit Committee is set forth in the "Report of the Audit Committee" provided below.

The Compensation Committee, which met four times in 2005, currently consists of Mr. Goad, who serves as Chairman, Mr. Kever and Mr. Vaillant. The Board of Directors has determined that each member of the Compensation Committee is independent for purposes of the applicable rules of the The Nasdaq Stock Market, the Securities and Exchange Commission and the Internal Revenue Service. The Compensation Committee's function is to establish and apply our compensation policies to assure that the executive officers, directors and other officers and key employees are compensated in a manner consistent with the compensation policies adopted by the Compensation Committee, competitive practice and the requirements of the appropriate regulatory bodies. The Compensation Committee also administers our equity incentive plans. A copy of the Charter of the Compensation Committee is available on the Investor Relations section of the Company's website at www.luminexcorp.com. Additional information regarding the functions performed by the Compensation Committee and the determination of management compensation is included in the "Report of the Compensation Committee" provided below.

The Nominating and Corporate Governance Committee, which met four times in 2005, currently consists of Mr. Cresci, who serves as Chairman, and Mr. Kever. The Board of Directors has determined that each member of the Nominating and Corporate Governance Committee is independent as that term is defined by the applicable rules of the The Nasdaq Stock Market. The Nominating and Corporate Governance Committee provides assistance to the Board of Directors in identifying and recommending individuals qualified to serve as directors of the Company, reviews the composition of the Board of Directors, periodically evaluates the performance of the Board of Directors and its committees, and reviews and recommends corporate governance policies for the Company. A copy of the Charter of the Nominating and Corporate Governance Committee is available on the Investor Relations section of the Company's website at www.luminexcorp.com.

The Executive Committee, which met four times in 2005, currently consists of Mr. Erickson, who serves as Chairman, Mr. Loewenbaum and Mr. Balthrop. The Executive Committee's function is to act on behalf of the Board of Directors as a whole, to the extent delegated to the committee and otherwise permitted by law.

Generally, an executive session of non-employee directors is held in conjunction with each regularly scheduled Board meeting and other times as deemed appropriate. The executive sessions are generally led by Mr. Loewenbaum or the presiding director. At least two meetings per year are also held by solely our independent directors, led by the presiding director. The presiding director is the then chair of the Nominating and Corporate Governance Committee (currently Mr. Cresci), as further described in our corporate governance guidelines.

Scientific Advisory Board

The Scientific Advisory Board (the "Advisory Board") was created in 2005 to, among other responsibilities, provide strategic advice regarding the Company's research and development efforts and to evaluate and provide new scientific and technological perspectives relating to the current and future application of the Company's technologies. Our former director, Dr. C. Thomas Caskey, was the initial member of the Advisory Board and the Advisory Board also includes Dr. Ronald Bowsher, Dr. Andrea Ferreira-Gonzalez, Dr. Thomas Joos and Dr. Gary Procop. Dr. James Jacobson also serves on the Advisory Board as a management representative. It is expected that each member of our Advisory Board will be qualified and experienced in the markets and/or industries in which our products are or may be utilized and, with the exception of Dr. Jacobson or a successor management representative, are neither employees nor directors of our Company. Additionally, the Company may invite members of our Board of Directors to serve on the Advisory Board in their capacity as members of our Board of Directors in order to help oversee and direct the Advisory Board and help communicate the Advisory Board's conclusions and recommendations to our Board of Directors. The Advisory Board operates at the discretion of the Board of Directors.

Compensation of Directors

The compensation policy for our non-employee directors for 2005 was as follows:

Each non-employee board member (other than the Chairman of the Board) serving on the Board of Directors after the 2005 annual stockholder meeting was paid an annual retainer of $18,000 (payable quarterly in arrears). Each member of the Audit Committee (other than the Chair) received an additional annual retainer of $10,000 (payable quarterly in arrears). The Chairman of the Board of Directors was paid a monthly retainer of $10,000. The Chairs of the Audit Committee and Executive Committee of the Board of Directors were paid an additional annual retainer of $20,000 (payable quarterly in arrears). The Chairs of the Compensation and Nominating and Corporate Governance Committees of the Board of Directors were paid an additional annual retainer of $10,000 (payable quarterly in arrears).

Each non-employee board member additionally received the following fees for attendance at Board and committee meetings, as applicable: (i) $2,000 for each board meeting attended in person or via telephone; (ii) $500 for each committee meeting (other than an Audit Committee or Executive Committee meeting) attended in person or via telephone, to the extent not held in conjunction with a full Board meeting; and (iii) $1,000 for each Audit Committee meeting attended in person or via telephone, to the extent not held in conjunction with a full Board meeting.

Non-employee board members received annual restricted stock grants as follows. Each Board member (other than the Chairman of the Board, the Audit Committee members and the Chair of the Executive Committee) received an annual grant of 4,500 shares of restricted common stock. The Chairman of the Board received an annual grant of 18,000 shares of restricted common stock. Each Audit Committee Member (other than the Chair) received an annual grant of 6,500 shares of restricted common stock. The Chair of the Audit Committee received an annual grant of 8,500 shares of restricted common stock. The Chair of the Executive Committee received an annual grant of 8,500 shares of restricted common stock. The restricted shares were issued pursuant and subject to the terms of the Company's 2000 Long-Term Incentive Plan and the form of award agreement previously filed with the Securities and Exchange Commission and vest one year from the date of grant. Messrs. Johnston and Vaillant each also received, prior to the adoption of our 2005 non-employee director compensation policy and in accordance with our 2004 policy, an initial option grant of 15,000 shares upon their initial election to the Board in February 2005, which options vested over the one year period from the date of grant.

Our directors who are also employees received no additional compensation for their services as a director for 2005. The foregoing compensation for our non-employee directors will continue to apply for 2006.

Compensation Committee Interlocks and Insider Participation

During 2005, the Compensation Committee of the Board of Directors consisted of Mr. Goad, who serves as Chairman, Mr. Kever and Mr. Vaillant, none of whom has ever been an officer or employee of the Company or its subsidiaries. No interlocking relationship exists between any officer, member of our Board of Directors or the Compensation Committee and any officer, member of the Board of Directors or compensation committee of any other company, nor has such an interlocking relationship existed in the past.

PROPOSAL 1 - ELECTION OF CLASS III DIRECTORS

The number of directors on our Board of Directors is currently fixed at ten. Our certificate of incorporation divides our Board of Directors into three classes which serve staggered three-year terms. The terms of the Class I, Class II and Class III directors will expire upon the election and qualification of directors at the annual meeting of stockholders to be held in 2007, 2008 and 2006, respectively.

Currently, our Board of Directors is composed of three Class I directors (consisting of Robert J. Cresci, Thomas W. Erickson and Gerard Vaillant), three Class II directors (consisting of Fred C. Goad, Jr., Jim D. Kever and Jay B. Johnston) and four Class III directors (consisting of Patrick J. Balthrop, Sr., G. Walter Loewenbaum II, J. Stark Thompson, and Kevin M. McNamara). The Company's Nominating and Corporate Governance Committee, in conjunction with management and the full Board of Directors, intends to evaluate new independent candidates from time to time in accordance with its established procedures and policies.

At the Meeting, the stockholders will elect four Class III directors. Each of these directors is to serve a three-year term until the 2009 annual meeting of stockholders and until a successor is elected and qualified or until the director's earlier resignation or removal. The Board of Directors and its Nominating and Corporate Governance Committee, pursuant to and consistent with the nomination procedures described below, have nominated Messrs. Balthrop, Loewenbaum, McNamara and Thompson for election as Class III directors. It is the intention of the persons named in the proxy to vote the proxies for the election of the aforementioned nominees. Proxies may not be voted for persons other than those, or for more persons than, named in the proxy. If any nominee should be unwilling or become unavailable to serve as a director for any reason, the persons named as proxies reserve full discretion to vote for such other person or persons as may be properly nominated. The Board of Directors has no reason to believe that any of the nominees will be unable or unwilling to serve as a director if elected.

Certain information about the nominees for the Board of Directors, and those directors whose terms do not expire at the Meeting, is furnished below.

Class III Director Nominees

Patrick J. Balthrop, Sr., age 49. Mr. Balthrop has served as our President and Chief Executive Officer since May 2004 and has served as a member of the Board of Directors and the Executive Committee since September 2004. Prior to joining us, he was employed by Fisher Scientific International Inc. where, since 2002, he served as President of Fisher Healthcare, a Fisher Scientific company. Prior to Fisher Scientific International, Balthrop served in a number of leadership positions for over 20 years with Abbott Laboratories, primarily in Abbott's Diagnostics Division. Balthrop's most recent positions at Abbott were as head of worldwide commercial diagnostics operations and as head of Abbott Vascular. His experience at Abbott and Fischer included sales, marketing, manufacturing operations, international experience, research and development and senior management. Balthrop holds an MBA from the Kellogg Graduate School of Management of Northwestern University, and a B.S. in Biology from Spring Hill College.

G. Walter Loewenbaum II, age 61. Mr. Loewenbaum has served as a member of the Board of Directors since May 1995 and as Chairman of the Board of Directors since September 2002. He served as Vice Chairman of the Board of Directors from April 1998 until January 2000. Since mid-2001, Mr. Loewenbaum has provided advice and assistance to our senior management team on a regular basis with respect to financial and strategic matters and general business operations of the Company. Mr. Loewenbaum currently serves as President and Chief Executive Officer of Finetooth Corp. Additionally, since July 1999, he has served as a Member of LeCorgne Loewenbaum & Co., LLC, an investment banking firm. From April 1990 until June 1999, he served as the President, Chairman and Chief Executive Officer of Loewenbaum & Company, Inc., an investment management company. Mr. Loewenbaum also has served as Chairman of the Board of Directors of 3D Systems Corporation since September 1999. He received a B.A. from the University of North Carolina.

Kevin M. McNamara, age 50. Mr. McNamara has served as a member of the Board of Directors since May 2003. In addition, he provided financial and strategic consulting services to the Company from October 2001 through December 2002. Mr. McNamara has served as Executive Vice President and Chief Financial Officer of HealthSpring, Inc., a managed care company focused on Medicare Advantage, since April 2005. Mr. McNamara also served as non-executive chairman from April 2005 through January 2006 of ProxyMed, Inc., a provider of automated healthcare business and cost containment solutions for financial, administrative and clinical transactions in the healthcare payments marketplace, and served as interim chief executive officer of ProxyMed, Inc. from December 2004 through June 2005. Mr. McNamara previously served as Chief Financial Officer of HCCA International, Inc., a healthcare management and recruitment company since October 2002. From November 1999 until February 2001, Mr. McNamara served as Chief Executive Officer and a director of Private Business, Inc., a provider of electronic commerce solutions that help community banks provide accounts receivable financing to their small business customers. From 1996 to 1999, Mr. McNamara served as Senior Vice President and Chief Financial Officer of Envoy Corporation ("Envoy"). Mr. McNamara also serves on the Board of Directors of Comsys IT Partners, Inc. and several private companies. Mr. McNamara is a Certified Public Accountant (inactive) and holds a B.S. in Accounting from Virginia Commonwealth University and a M.B.A. from the University of Richmond.

J. Stark Thompson, age 64. Mr. Thompson has served as a member of the Board of Directors since June 2005. Mr. Thompson has served as Non-Executive Chairman of the Board of Directors of Gene Logic, Inc. since November 2004 and as a director since February 2002. Mr. Thompson is the sole proprietor of Black Horse Yachts, LLC, manufacturer of semi-custom yachts. Mr. Thompson most recently served as President, Chief Executive Officer and Director of Life Technologies, Inc., a developer, manufacturer and supplier of products and services for life science researchers and biotechnology companies, from 1988 until his retirement in 2000. He previously held a number of research, sales, product development, operations and other positions over a 21 year career with the E. I. Du Pont Nemours and Company. He also serves on the board of various private and civic organizations. Mr. Thompson has a Bachelor of Science degree from Muskingum College and a Masters of Science and PhD in Physiological Chemistry from the Ohio State University.

Class I Directors (Term Expires in 2007)

Robert J. Cresci, age 62. Mr. Cresci has served as a member of the Board of Directors since December 1996. He has been a Managing Director of Pecks Management Partners Ltd., an investment management firm, since September 1990. Mr. Cresci currently serves on the Boards of Directors of Sepracor Inc., j2 Global Communications, Inc., ContinuCare Corporation, SeraCare Life Sciences, Inc. and several private companies. Mr. Cresci received his undergraduate degree from the United States Military Academy at West Point and received his M.B.A. in Finance from the Columbia University Graduate School of Business.

Thomas W. Erickson, age 55. Mr. Erickson has served as a member of the Board of Directors since May 2004. Mr. Erickson served as the Company's Interim President and Chief Executive Officer from September 2002 until our hiring of Mr. Balthrop in May 2004. Prior to joining Luminex, he was Interim President and Chief Executive Officer and a management consultant to Omega Healthcare Investors, Inc., a company that provides financing and capital to the long-term healthcare industry, from 2000 to 2002. In addition, Mr. Erickson was Co-Founder, President and Chief Executive Officer for CareSelect Group, Inc. from 1994 to 2001, and has served as President and Chief Executive Officer of ECG Ventures, Inc., a venture capital company, from 1987 to present. Earlier in his career, Mr. Erickson held several management positions at American Hospital Supply Corporation. He currently is Chairman of the Board of Trans Health, Inc. Mr. Erickson received a B.B.A. from the University of Iowa and a M.B.A. from Southern Methodist University.

Gerard Vaillant, age 64. Mr. Vaillant has served as a member of the Board of Directors since February 2005. Mr. Vaillant held a number of positions within Johnson & Johnson from 1981 through 2004. Most recently, Mr. Vaillant served as Company Group Chairman until he retired. He also served as Chairman for Ortho-Clinical Diagnostics, Inc., Veridex LLC and Therakos, Inc., and as a member of several other operating committees within Johnson & Johnson during that period. In addition, from 1992-1995, he was the Worldwide President of LifeScan, a company dedicated to improving the quality of life for people with diabetes by developing, manufacturing and marketing a wide range of blood glucose monitoring systems and software. He currently serves on the Board of Directors for Sensors for Medicine and Science, Inc. and Tecan AG. He holds a Masters Degree & Superior Certificate in Biochemistry & Industrial Chemistry from Paris University of Sciences and a Degree in Marketing from Ecole Superieure de Commerce de Paris.

Class II Directors (Term Expires in 2008)

Fred C. Goad, Jr., age 65. Mr. Goad has served as a member of the Board of Directors since September 1997. Since August 2001, he has been a member in Voyent Partners, L.L.C., a private investment company. Mr. Goad served as Co-Chief Executive Officer of the transaction services division of WebMD Corporation ("WebMD"), a provider of health care transaction, information and technology services, from June 2000 through March 2001. From March 1999 through May 2000, Mr. Goad served as Senior Advisor to the Office of the President of the transaction services division of Quintiles Transnational ("Quintiles"). Mr. Goad served as Co-Chief Executive Officer and Chairman of Envoy, a provider of electronic transaction processing services for the healthcare industry, from June 1996 until Envoy was acquired by Quintiles in March 1999. From 1985 to June 1996, Mr. Goad served as President and Chief Executive Officer of Envoy. Mr. Goad also serves on the Boards of Directors of Performance Food Group Company, Emageon Inc. and several private companies.

Jim D. Kever, age 53. Mr. Kever has served as a member of the Board of Directors since December 1996. He has been a member in Voyent Partners, L.L.C. since August 2001. Mr. Kever served as Co-Chief Executive Officer of the transaction services division of WebMD from June 2000 to March 2001. From March 1999 through May 2000, Mr. Kever served as Chief Executive Officer of the transaction services division of Quintiles. From August 1995 through March 1999, Mr. Kever was the President and Co-Chief Executive Officer of Envoy. Mr. Kever joined Envoy as Treasurer and General Counsel in October 1981. Mr. Kever serves on the Boards of Directors of 3D Systems Corporation, Transaction Systems Architects, Inc. and Tyson Foods, Inc. Mr. Kever received a B.S. in business and administration from the University of Arkansas in 1974 and a J.D. from the Vanderbilt University School of Law in 1977.

Jay B. Johnston, age 63. Mr. Johnston has served as a member of the Board of Directors since February 2005. Mr. Johnston currently serves as Chairman of QuesTek Innovations, LLC, a privately-held company that designs and markets high tech materials. From 1975-1999, he held numerous positions at Abbott Laboratories, most recently Corporate Vice President for Diagnostic Assays and Systems. He held numerous other positions with Abbott Laboratories, including President of Dainabot Co. Ltd. and Vice President Asia Pacific. Mr. Johnston has experience in general management, product development, technology management, strategic marketing and business development. He holds an M.B.A. in General Management from Amos Tuck School of Business Administration and a B.A. degree in Public Administration from Dartmouth College.

Required Vote; Recommendation of the Board

Election of Class III directors will be determined by a plurality of the votes cast at the Meeting.

The Board of Directors unanimously recommend that stockholders vote **FOR** the election of its nominees for Class III directors.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

Summary Compensation Table

The table below sets forth certain information concerning compensation paid during the last three years to (i) our Chief Executive Officer and (ii) each named executive officer as of December 31, 2005. In accordance with the rules of the Securities and Exchange Commission, the compensation set forth in the table below does not include medical, group life or other benefits which are available to all of our salaried employees, and de minimis perquisites and other benefits in accordance with SEC rules.

		Annual Compensation			Long Term Compensation Awards		
Name and Principal Position	**Year**	**Salary**	**Bonus (1)**	**Other Annual Compensation**	**Restricted Stock Awards(2)**	**Securities Underlying Options**	**All Other Compensation (3)**
		($)	($)	($)	($)	(#)	($)
Patrick J. Balthrop, Sr.	2005	400,000	400,000	146,458(4)	--	--	28,501
President and Chief Executive	2004	282,169	360,000	--	2,020,000	500,000(5)	38,669
Officer	2003	--	--	--	--	--	--
Harriss T. Currie	2005	225,500	128,071	--	145,743	--	5,000
Vice President, Finance, Chief	2004	217,917	99,688	--	41,100	15,000	4,800
Financial Officer and Treasurer	2003	199,083	105,000	--	--	160,000	4,300
Randel S. Marfin	2005	223,437	127,915	--	145,743	--	3,333
Vice President, Luminex	2004	217,817	91,850	--	$41,100	15,000	3,200
Bioscience Group	2003	210,000	30,000	--	--	150,000	3,200
James W. Jacobson, Ph.D.	2005	223,437	126,573	--	145,743	--	3,385
Vice President, Research and	2004	217,197	99,814	--	$41,100	15,000	3,250
Development	2003	210,000	105,000	--	--	100,000	3,250
David S. Reiter	2005	212,625	125,843	--	145,743	--	5,978
Vice President, General Counsel	2004	208,750	94,500	--	--	--	6,500
and Corporate Secretary	2003	147,500	--	--	--	164,000	6,000

(1) Includes bonus amounts in the year earned, rather than in the year in which such bonus amount was paid or is to be paid.

(2) Restricted share amounts for 2005 include shares of Company common stock granted pursuant to the 2000 Long-Term Incentive Plan based on the closing price per share on the date of grant. Shares granted in 2005 include: Mr. Balthrop, no shares; Mr. Currie, 19,355; Mr. Marfin, 19,355; Mr. Jacobson, 19,355; and Mr. Reiter, 19,355. The restrictions on these awards lapse 20% per year over five years from the date of grant. As of December 31, 2005, Messrs. Balthrop, Currie, Marfin, Jacobson, and Reiter held an aggregate of 200,000, 23,105, 23,105, 23,105, and 19,355 restricted shares, respectively. The restricted shares held by Messrs. Balthrop, Currie, Marfin, Jacobson and Reiter were valued at $2,324,000, $268,480, $268,480, $268,480 and $224,905, respectively, as of December 31, 2005. Dividends would be payable on such shares,

regardless of whether the restrictions have lapsed, if and to the extent paid on Company common stock generally.

(3) For Mr. Balthrop for 2004 and 2005, includes payments made for temporary housing and matching payments under our 401(k) Plan. For all others, consists of matching payments made under our 401(k) Plan.

(4) This payment represents the first installment of the bonus payable to Mr. Balthrop to be paid consistent with the vesting period of his initial option grant that was agreed to by the Compensation Committee in connection with the repricing of this option in 2005. See the report of our Compensation Committee on the repricing of stock options contained in its Report on Executive Compensation for 2005 set forth below.

(5) These options were repriced in 2005. The report of our Compensation Committee on the repricing of stock options is contained in its Report on Executive Compensation for 2005 set forth below. This report contains information regarding the exercise price per share of Mr. Balthrop's options.

Option Grants for Fiscal 2005

No options were issued to executive officers during 2005.

Option Exercises and Values for Fiscal 2005

The table below sets forth information with respect to the named executive officers concerning their exercise of options during 2005 and the unexercised options held by them as of the end of such year. No stock appreciation rights were exercised during the year, and no stock appreciation rights were outstanding at the end of 2005.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at 12/31/2005		Value of Unexercised In-the-Money Options at 12/31/2005 (1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Patrick J. Balthrop, Sr.	-	$ -	197,919	302,081	$ 300,837	$ 459,163
Harriss T. Currie	-	$ -	124,108	84,892	$ 532,368	$ 413,982
Randel S. Marfin	-	$ -	221,562	83,438	$ 670,311	$ 549,189
James W. Jacobson, Ph.D.	-	$ -	95,282	58,438	$ 471,311	$ 375,689
David S. Reiter	-	$ -	93,951	70,049	$ 339,423	$ 224,857

(1) Based upon the market price of $11.62 per share, which was the closing selling price per share of our common stock on The Nasdaq Stock Market on December 30, 2005, the last trading day of 2005, less the option exercise price payable per share.

Employment Agreements and Termination of Employment Arrangements

We have an employment agreement with Patrick J. Balthrop, Sr., our President and Chief Executive Officer. The employment agreement provides for certain salary, annual bonus opportunities and other benefits and is for a term of two years from the effective date of May 15, 2004, and automatically renews for successive additional one-year terms unless either party provides the other written notice of its intent not to renew the agreement at least 180 days prior to the end of the then-current term of the agreement. If Mr. Balthrop is "Terminated for Cause" (as defined in the employment agreement) or in the event of an "Actual Voluntary Termination" (as defined in the agreement) by Mr. Balthrop, Mr. Balthrop will receive all accrued but unpaid salary and benefits as of the date of termination (the "Accrued Obligation"). If Mr. Balthrop is terminated "Other Than For Cause," is "Terminated By Reason of Incapacity" (as such terms are defined in the employment agreement) or is terminated by reason of his death, then, upon such termination, Mr. Balthrop will receive (X) the Accrued Obligation, as well as an amount equal to the sum of (i) the Accrued Bonus (as defined in the employment agreement), if any, plus (ii) an amount equal to the greater of (a) Mr. Balthrop's annual base salary or (b) the amount of base salary that would have been paid over the remainder of the then-current term, paid in semi-monthly installments for a period of 12 months from the date of termination (together with the continuing health benefits described below, the "Severance Compensation"), less any payment or payments received by Mr. Balthrop during the 12 month period from the time of termination under any long-term disability plan, and (Y) certain continuing health benefits for Mr. Balthrop and his family. In the event we refuse for any reason to extend the employment agreement, Mr. Balthrop will receive the Accrued Obligations plus the Severance Compensation. This employment agreement also has provisions that become effective upon a change in control of the Company (within the meaning set forth in the employment agreement) or a termination of employment in connection with an anticipated change in control. If Mr. Balthrop is terminated within the six months period immediately following a change of control, we will pay him the Accrued Obligation, as well as an amount equal to the sum of (i) the Bonus Amount (as defined in the employment agreement) plus (ii) an amount equal to the employee's annual base salary paid in semi-monthly installments for a period of 12 months from the date of termination, prior to the occurrence of the change of control. Upon a change in control, as defined in the employment agreement, all unvested option or other restricted shares held by Mr. Balthrop will immediately become vested and exercisable, as applicable.

Additionally, we have employment agreements with each of Randel S. Marfin, Vice President, Luminex Bioscience Group; Oliver H. Meek, Vice President, Manufacturing; and James W. Jacobson, Ph.D., Vice President, Research and Development. The employment agreements automatically renew each year for additional one (1) year terms. However, the employment agreements may be terminated by us or the employee at any time. If we terminate the employee's employment for "cause" (as defined in the employment agreements) or if the employee resigns, the employee will receive all accrued salary and benefits as of the date of termination. If the employee dies or becomes disabled, the employee will receive all accrued salary, benefits and bonus as of the date of death or disability. If we terminate the employee's employment without "cause," the employee will receive a lump sum payment equal to (i) one year's base salary, plus (ii) the amount of the most recent annual cash bonus amount, plus (iii) all accrued salary and benefits as of the date of termination. These employment agreements also have provisions that become effective upon a change in control of the Company (within the meaning set forth in the employment agreements) or a termination of employment in connection with an anticipated change in control. If the executive is terminated within the six months period immediately following a change of control, we will pay the executive a lump sum equal to 2.99 times the executive's average annual base salary plus bonus for the most recent five calendar years prior to the occurrence of the change of control. The employment agreements also provide for an additional payment to compensate the executive for any tax liability imposed on change of control payments to the extent these payments constitute "parachute payments" under Section 280G of the Internal Revenue Code. In addition, upon a change of control, all unvested options or other restricted shares held by the executive will immediately become vested and exercisable, as applicable.

We also have employment agreements with each of Harriss T. Currie, our Vice President, Finance, Chief Financial Officer and Treasurer, David S. Reiter, our General Counsel and Corporate Secretary, Gregory J. Gosch, our Vice President, Marketing and Sales, and Russell W. Bradley, our Vice President, Business Development and Strategic Development. The employment agreements provide for certain salary, annual bonus opportunities and other benefits and are for a term of one year from the effective date of the agreements and automatically renew for successive additional one-year terms unless either party provides the other written notice of its intent not to renew the agreement at least 60 days prior to the end of the then-current term of the agreement. If the employee is "Terminated for Cause" (as defined in the employment agreements) or in the event of an "Actual Voluntary Termination" (as defined in the agreements) by the employee, the employee will receive all accrued but unpaid salary and benefits as of the date of termination (the "Accrued Obligation"). If the employee is terminated "Other Than For Cause," is "Terminated By Reason of Incapacity" (as such terms are defined in the employment agreements) or is terminated by reason of death, then, upon such termination, the employee will receive (X) the Accrued Obligation, as well as an amount equal to the sum of (i) a Bonus Amount (as defined in the employment agreements), plus (ii) an amount equal to the employee's annual base salary paid in semi-monthly installments for a period of 12 months from the date of termination (together with the continuing health benefits described below, the "Severance Compensation"), less any payment or payments received by the employee during the 12 month period from the time of termination under any long-term disability plan, and (Y) certain continuing health benefits for the employee and his family. In the event we refuse for any reason to extend the employment agreement, the employee will receive the Accrued Obligations plus the Severance Compensation. These employment agreements also have provisions that become effective upon a change in control of the Company (within the meaning set forth in the employment agreements) or a termination of employment in connection with an anticipated change in control. If the executive is terminated within the six months period immediately following a change of control, we will pay the executive the Accrued Obligation, as well as an amount equal to the sum of (i) a Bonus Amount (as defined in the employment agreements) plus (ii) an amount equal to the employee's annual base salary paid in semi-monthly installments for a period of 12 months from the date of termination, prior to the occurrence of the change of control.

Upon a change in control, as defined in the employment agreements, all unvested option or other restricted shares held by the employee will immediately become vested and exercisable, as applicable.

Certain of the employment agreements above were amended in 2006 to provide that in the event the payment of any severance amounts payable pursuant to the employment agreements within six months of the date of the applicable executive's termination of employment would cause such executive to incur any additional tax under Section 409A of the Internal Revenue Code, then payment of such amounts shall be delayed until the date that is six months following such executive's termination date.

The foregoing summaries are qualified in their entireties by reference to the complete texts of the employment agreements previously filed by the Company with the SEC.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth, as of December 31, 2005, certain information with respect to shares of the Company's common stock authorized for issuance under the Company's equity compensation plans. The numbers reflected below do not include the number of shares to be available pursuant to the proposed 2006 Equity Incentive Plan as the availability of those shares are contingent on stockholder approval at the Meeting.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) (1)
	(A)	(B)	(C)
Equity compensation plans approved by security holders	2,277,453	$10.44	461,059
Equity compensation plans not approved by security holders (2)(3)	1,480,377	$8.93	621,638
Total	3,757,830		1,082,697

(1) Upon the approval by our stockholders of the 2006 Equity Incentive Plan, no further awards will be made under our existing equity incentive plans. See Proposal 2.

(2) In February 2001, our Board of Directors approved the 2001 Broad-Based Stock Option Plan (the "2001 Plan"), a non-stockholder approved plan, for grants of stock options to employees who are not directors or officers of the Company. Options may be granted to such employees at not less than 100% of the fair market value of the common stock on the date of grant. The options become exercisable in whole or in such installments as determined by the Board of Directors and generally expire 10 years after the grant date. The number of shares of the Company's common stock authorized for issuance under the 2001 Plan, is determined by calculating 5% of the maximum number of all issued and outstanding shares of the common stock plus all shares of the common stock which may be directly issuable upon the exercise, exchange or conversion of any outstanding rights, warrants, options or other derivative securities convertible into shares of common stock. For additional information regarding the Company's 2001 Plan see Note 12 of our consolidated financial statements included in our annual report.

(3) Includes an option to purchase 500,000 shares of the Company's common stock issued to Patrick J. Balthrop, Sr. on May 15, 2004, in connection with his hiring and outside of any stockholder approved equity incentive plan. The terms of this option, together with the amendment to the related option agreement, are more fully described in the Compensation Committee's report on option repricings contained in its Report on Executive Compensation for 2005 set forth below.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The following report of the Compensation Committee and the performance graph included elsewhere in this proxy statement do not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report or the performance graphs by reference therein.

To the Stockholders of Luminex Corporation:

The Compensation Committee of the Board of Directors (the "Committee") is responsible for establishing the compensation program for the Company's executive officers, comprised of base salary, performance-based cash bonus programs and long-term equity incentive awards. In addition, the Committee reviews and makes recommendations to the full board regarding non-employee director compensation. The Committee has responsibility for administration of the 1996 Stock Option Plan for which no further option shares are authorized for issuance, the 2000 Long-Term Incentive Plan under which option and restricted stock grants may be made to key employees, directors and consultants of the Company and the 2001 Broad-Based Stock Option Plan under which option grants may be made to non-officer employees and consultants of the Company. Directors and officers of the Company are not eligible to participate in or to receive grants under the 2001 Broad-Based Stock Option Plan. As proposed herein and upon approval by the Company's stockholders, the Committee would be responsible for administration of the proposed 2006 Equity Incentive Plan. If approved, no further grants would be made under the existing equity plans referred to above.

The Committee regularly reviews the Company's compensation policies to ensure that the Chief Executive Officer and the other executive officers are rewarded appropriately for their contributions to the Company and that the overall compensation strategy supports the objectives of our organization, as well as stockholder interests. It is the Committee's objective to have a substantial portion of each officer's compensation contingent upon performance as a company, as well as upon his or her own level of performance. Accordingly, the compensation packages for officers are comprised of three elements: (i) base salary, which reflects individual performance and is designed primarily to be competitive with median salary levels in an appropriate peer group within our industry; (ii) annual variable performance awards payable in cash and tied to a formula based on the financial performance of the Company and individual goals set by us, as well as management evaluations and discretion of the Committee; and (iii) long-term stock-based incentive awards which strengthen the mutuality of interests between these officers and the stockholders. As an officer's level of responsibility increases, it is the intent of the Committee to have a greater portion of his or her total compensation be dependent upon performance and stock price appreciation rather than base salary.

Executive Compensation for 2006. In 2006, the Committee engaged Compensation Resources, Inc. to assist it in reviewing the existing compensation strategy and plan and to conduct an executive compensation market analysis. The focus was a market study of executive compensation for the executive officers with an emphasis on base salary, performance-based cash incentives and long-term equity compensation. In evaluating compensation, the Committee, reviewed the roles and responsibilities of each officer and the performance priorities for the Company. In addition, the Committee reviewed the competitive pay practices, using 2005 proxy statement data, of various peer and industry related companies compiled by Compensation Resources, Inc. The results of the market analysis revealed that the total cash compensation, composed of base salaries and performance bonus opportunities, of the Company for the executive officers (overall) was slightly above the peer group marketplace.

As a result of the Committee's evaluation, base salaries for 2006 will remain the same. The Committee's goal is to maintain base salaries near the 50th percentile of the peer group. With respect to annual cash performance awards for the executive officers (excluding the Chief Executive Officer), the Committee approved performance award opportunities, generally consistent on a structural basis with those of 2005, based upon achievement of established Company performance goals ("Company Goals") as well as personal business objectives ("Individual Goals"). The Company Goals are based on a number of specific financial metrics, including total revenue, totals of specific revenue components, operating profit/loss and net income/loss targets, with each objective given a specified weight. The Individual Goals vary by executive and are based on specified management initiatives, leadership and team contributions and/or execution against the Company's strategic plan, with each objective given a specified weight. The Committee's desire is to provide total cash pay opportunities near the peer group median for meeting targeted annual goals, but allow for upside (near 75th percentile) for meeting or exceeding performance goals deemed outstanding by the Committee.

The total target awards under the performance-based cash bonus plan are weighted 50% for the achievement of Company Goals and 50% for the achievement of Individual Goals, and are based on a target bonus established by the Committee for each participant. The target bonuses range from 40% to 50% of each executive's base salary (excluding the Chief Executive Officer) depending on seniority levels and the provisions in applicable employment contracts. Following the end of the fiscal year, the Committee will determine whether and the extent to which the applicable targets were met. The Company Goals are subject to an over/underachievement scale with possible payouts of 0% to 200% of the potential bonus for Company Goals based on financial results between 85% to 120% of the applicable performance targets. Individual Goals are not subject to an over/underachievement scale. Accordingly, total awards can range from zero to a maximum of 150% of the target bonus. The Committee will make all calculations and determinations with respect to payment of such cash bonuses in its sole discretion.

The Chief Executive Officer performance-based cash bonus plan is based upon achievement of certain financial targets, including operating performance targets and combined consumable and royalty revenue on a Company level, as well as business objectives, in each case as determined by the Committee. The business objectives are based on specified management initiatives, with each objective given a specific weight. The total target awards under the Chief Executive Officer plan are weighted approximately 50% for the achievement of the Company performance goals and approximately 50% for the achievement of Mr. Balthrop's business objectives. The target bonus established by the Committee is 100% of Mr. Balthrop's base salary, as set forth in his employment agreement. Following the end of the fiscal year, the Committee will determine whether and the extent to which the applicable targets were met. Mr. Balthrop's potential bonus is not subject to an over/underachievement scale. Mr. Balthrop's total award under the Chief Executive Officer bonus plan will range from zero to a maximum of 100% of the target bonus, with no payouts permitted for performance below the respective target thresholds. The Committee will make all calculations and determinations with respect to payment of bonuses under the Chief Executive Officer bonus plan in its sole discretion.

With respect to long-term stock-based incentives, the Committee, following analysis by and discussion with Compensation Resources, Inc. and the Chief Executive Officer (as it related to the remaining executive officers), authorized the issuance of restricted stock awards to each of the Company's executive officers (eight individuals) as follows: Patrick J. Balthrop, Sr. (32,000 shares), Russell W. Bradley (12,503 shares), Harriss T. Currie (14,772 shares), Gregory J. Gosch (10,157 shares), James W. Jacobson (9,324 shares), Randel S. Marfin (9,324 shares), Oliver H. Meek (5,980 shares) and David R. Reiter (8,855 shares). On the date of grant, the fair market value of such shares was $14.38 per share. The shares are subject to time vesting over five years in equal annual increments on the anniversary date of such grants.

In 2006, the Committee also approved and has submitted to the stockholders adoption of the Luminex Corporation Management Stock Purchase Plan to further align the interests of our senior officers and our stockholders. See Proposal 3 below.

Executive Compensation for 2005. During 2004 and 2005, the Committee had engaged A. G. Ferguson & Associates, Inc. ("A. G. Ferguson"), compensation and benefits consultants, to assist the Committee in evaluating the overall compensation of our officers and the compensation guidelines for the non-employee directors. The Committee reviewed the results of A. G. Ferguson's report during the first quarter of 2005 in establishing 2005 base salaries, performance-based cash bonus objectives and long-term equity incentives. Important factors which the Committee considered and evaluated in establishing the components of the executive officers' compensation packages for 2005 are summarized below.

The Committee, with the assistance of A. G. Ferguson, reviewed the roles and responsibilities of each officer. In addition, the Committee reviewed the competitive pay practices, using 2004 proxy statement data, of certain biotech companies. At the request of the Committee, A. G. Ferguson compiled comparative data regarding Luminex's salary, total cash pay and total compensation to the 25th, 50th and 75th percentiles for 21 biotech companies. These publicly traded biotech peer companies ranged in annual revenues from approximately $5 million to $245 million, with a median of $47 million in revenues, and had a median market capitalization of approximately $322 million (as of February 2005).

As a result of the Committee's evaluation, base salaries for 2005 remained substantially the same as they had been for 2004 for the executive officers. The Committee's goal was to maintain base salaries near the 50th percentile of the peer group. With respect to annual cash performance awards for the executive officers (excluding the Chief Executive Officer), the Committee approved performance award opportunities based upon achievement of established Company performance goals ("Company Goals") as well as personal business objectives ("Individual Goals"). The Company Goals were based on total revenue, total gross profit, total combined consumable and royalty revenue, operating expense and net loss targets, with each objective given a specified weight. The Individual Goals varied by executive and were based on specified management initiatives, leadership and team contributions and/or execution against the Company's strategic plan, with each objective given a specified weight. The Committee's desire was to provide total cash pay opportunities near the peer group median for meeting targeted annual goals, but allow for upside (near 75th percentile) for meeting or exceeding performance goals deemed outstanding by the Committee.

The total target awards under the performance-based cash bonus plan were weighted 50% for the achievement of Company Goals and 50% for the achievement of Individual Goals, and were based on a target bonus established by the Committee for each participant. The target bonuses ranged from 40% to 50% of each executive's base salary (excluding the Chief Executive Officer) depending on seniority levels and the provisions in applicable employment contracts. Following the end of the fiscal year, the Committee determined whether and the extent to which the applicable targets were met. The Company Goals were subject to an over/underachievement scale with possible payouts of 0% to 200% of the potential bonus for Company Goals based on financial results between 85% to 120% of the applicable performance targets. Individual Goals were not subject to an over/underachievement scale. Accordingly, total awards could range from zero to a maximum of 150% of the target bonus. Upon review of the factors, in February 2006, performance bonuses were paid to the executive officers (excluding the Chief Executive Officer – see below) based upon their criteria, as determined by the Committee, ranging from $103,898 to $128,071 as previous reported.

With respect to long-term stock-based incentives, the Committee, following analysis by and discussion with A. G. Ferguson and the Chief Executive Officer, authorized the issuance of restricted stock awards for 19,355 shares to each of the Company's executive officers (six individuals). On the date of grant, the fair market value of such shares was $7.53 per share. The shares are subject to time vesting over five years in equal annual increments on the anniversary date of such grants. No equity grant was made to the Chief Executive Officer as significant grants were made to him, in the form of stock options and restricted shares, in connection with his employment in May 2004.

Compensation of the Chief Executive Officer. Patrick J. Balthrop, Sr. was hired as the Company's Chief Executive Officer and President on May 15, 2004. The Company engaged in an executive search to find an appropriate candidate for approximately 18 months. In connection with Mr. Balthrop's hiring, the Company negotiated his base salary, annual performances bonus opportunity and long-term equity incentives. Pursuant to this negotiation, the Company entered into an employment contract with Mr. Balthrop (see "Employment Agreements and Termination of Employment Arrangements" above) providing for (i) a base annual salary of $400,000 per annum, (ii) a target bonus of up to 100% of base salary, (iii) an option to purchase 500,000 shares of common stock pursuant to a non-qualified stock option (the "Balthrop Option"), and (iv) a restricted stock award for 200,000 shares of the Company's common stock. The Balthrop Option is subject to time vesting, provided Mr. Balthrop continues in the employment of the Company, with 125,000 shares vested as of May 15, 2005, and the remaining shares vesting in equal increments over the following 36 months. The restricted stock is subject to various performance related vesting criteria based upon (i) the Company's common stock trading price, (ii) achievement of certain revenue targets, and (iii) certain operating performance measures, all as set forth in the restricted stock agreement and as established by the Committee and the Board of Directors.

For 2005, Mr. Baltrop's base salary continued at $400,000. The Chief Executive Officer performance-based cash bonus plan was based upon achievement of combined consumable and royalty revenue targets on a Company level as well as personal business objectives, in each case as determined by the Committee. The personal business objectives were based on specified management initiatives, with each objective given a specific weight. The total target awards under the Chief Executive Officer plan were weighted approximately 33% for the achievement of the Company performance goals and approximately 66% for the achievement of Mr. Balthrop's personal business objectives. The target bonus established by the Committee was 100% of Mr. Balthrop's base salary, as set forth in his employment agreement. Mr. Balthrop's potential bonus was not subject to an over/underachievement scale. Mr. Balthrop's total award under the Chief Executive Officer bonus plan would range from zero to a maximum of 100% of the target bonus, with no payouts permitted for performance below the target thresholds. As reported previously, in February 2006, the Committee determined Mr. Balthrop and the Company had achieved each of the targets and he received a cash performance bonus for 2005 of $400,000.

Report on Repricing of Options. The 500,000 options granted to Mr. Balthrop in connection with his hiring in 2004 (the "Balthrop Option") were initially granted at an exercise price of $9.36 per share. This award was not pursuant to any of the Company's existing equity incentive plans. As previously reported, at a meeting of the Committee on February 10, 2005, the committee approved resolutions to increase the exercise price of the Balthrop Option from $9.36 per share to $10.10 per share (the closing market price on the date immediately preceding the original grant date). This modification was made in order to eliminate the potential application of certain adverse tax implications in light of tax law changes created as a result of the American Jobs Creation Action of 2004. In connection therewith, the Committee approved a cash bonus payable to Mr. Balthrop to be paid consistent with the vesting period of the option grant, subject to Mr. Balthrop's continued employment, equal to $370,000. According to the vesting schedule and assuming no acceleration event contemplated by the Balthrop Option, one quarter of the cash bonus was paid as of May 15, 2005 (the first vesting date and consistent with the equity vesting) and the balance of such payments are being made in equal monthly installments over the 36 months thereafter.

The table below sets forth additional information on the repricing during 2005 of 500,000 stock options previously granted to Patrick J. Balthrop.

Name	Date	Securities Underlying Number of Options Repriced (#)	Market Price of Common Stock at Time of Repricing ($)	Exercise Price at Time of Repricing ($)	New Exercise Price ($)	Length of Original Options Term Remaining at Date of Repricing
Patrick J. Balthrop, Sr.	2/10/2005	500,000	7.48	9.36	10.10	9.26 years

Executive Compensation Tax Deductibility. We are required to disclose our policy regarding qualifying executive compensation for deductibility under Section 162(m) of the Internal Revenue Code which provides that, for purposes of the regular income tax and the alternative minimum tax, the otherwise allowable deduction for compensation paid or accrued with respect to a covered employee of a publicly-held corporation is limited to no more than $1 million per year. It is not expected that the cash compensation to be paid to our officers for 2006 will exceed the $1 million limit per officer. Our 2000 Long-Term Incentive Plan is structured so that any compensation deemed paid to an officer when he or she exercises an outstanding option under the 2000 Long-Term Incentive Plan, with an exercise price equal to the fair market value of the option shares on the grant date will qualify as performance-based compensation which will not be subject to the $1 million limitation. Restricted stock grants, for which the vesting restrictions are solely time based, may not qualify as performance-based compensation and could be subject to the $1 million limitation. The Balthrop Option was not issued pursuant to a shareholder approved plan and, if exercised while Mr. Balthrop is a covered employee, will not qualify as performance-based compensation and will therefore be subject to the $1 million limitation.

SUBMITTED BY THE COMPENSATION
COMMITTEE OF THE BOARD OF DIRECTORS

Fred C. Goad, Jr. (Chairman)
Gerard Vaillant
Jim D. Kever

PROPOSAL 2 – APPROVAL OF 2006 EQUITY INCENTIVE PLAN

Our Board of Directors has adopted and recommends that you approve the Luminex Corporation 2006 Equity Incentive Plan (the "Equity Incentive Plan"). If approved by stockholders, the Equity Incentive Plan will authorize awards in respect of an aggregate of 2,000,000 shares. If approved by our stockholders, the Equity Incentive Plan will be effective as of May 25, 2006 and will replace the Company's 2000 Long-Term Incentive Plan (the "2000 Plan") and the 2001 Plan, under which plans the Board, upon approval of the Equity Incentive Plan, will not issue further grants. As a result, this Proposal requests a net increase in shares of common stock available for grant of approximately 1,021,000 shares, or only 3.2% of our common shares outstanding, as of the record date for the Meeting.

The primary purpose of the Equity Incentive Plan is to promote the interests of the Company and its stockholders by, among other things, (i) attracting and retaining key officers, employees and directors of, and consultants to, the Company and its subsidiaries and affiliates, (ii) motivating those individuals by means of performance-related incentives to achieve long-range performance goals, (iii) enabling such individuals to participate in the long-term growth and financial success of the Company, (iv) encouraging ownership of stock in the Company by such individuals, and (v) linking their compensation to the long-term interests of the Company and its stockholders.

Our general compensation philosophy is that long-term stock-based incentive compensation should strengthen and align the interests of our officers and employees with our stockholders, as more fully described above under the heading "Compensation Committee Report on Executive Compensation." We believe that the utilization of stock options and, in more recent years, restricted stock awards, the core of our historical long-term stock-based incentive program, have been effective over the years in enabling us to attract and retain the talent critical to the Company. We believe that stock ownership has focused our key employees on improving our performance, and has helped to create a culture that encourages employees to think and act as stockholders. To further this alignment of interests with our stockholders, we recently adopted meaningful stock ownership and retention guidelines that are further described in our corporate governance guidelines. Participants in our long-term incentive compensation program generally include our officers and other key employees. We also believe it is important for our stockholders to have a voice in equity programs and, accordingly, propose that all future equity awards be under the Equity Incentive Plan in lieu of the existing 2000 Plan and the 2001 Plan.

In 2005, as previously described, the Compensation Committee of our Board of Directors reassessed and modified our compensation philosophy and award strategy in conjunction with management and the Committee's independent compensation consultant. The Equity Incentive Plan is intended to facilitate our efforts to better align the Company's long-term awards structure with its business and talent needs and our stockholders' interests. Beginning in 2005, we have placed more emphasis on restricted share grants. We believe the shift to restricted share grants will continue to link executive compensation to the long-term interests of our stockholders while allowing us to be more economically efficient in that we will be able to deliver similar value to employees using fewer shares than pursuant to traditional option grants.

Although we modified our long-term incentive compensation philosophies in 2005 to emphasize the use of restricted shares, we are limited in our ability to implement this policy in future years under the 2000 Plan, which only has 351,955 shares remaining available for grants as of April 6, 2006. The 2001 Plan does not authorize the use of restricted shares and does not authorize awards to our executive officers. Accordingly, we believe stockholder approval of the Equity Incentive Plan is critical to facilitate our long-term incentive compensation program in future years.

If approved by stockholders, the Equity Incentive Plan will authorize an aggregate of 2,000,000 shares. We believe this authorization will enable us to implement our long-term stock incentive program, including our increased use of restricted shares, for the next four to five years. We believe four to five years is an appropriate cycle that will allow us to periodically review our Stock compensation programs and respond to periodic evolutions in compensation and governance best practices and trends to the extent we believe such practices or trends to be in the best interests of the Company and its stockholders.

If the Equity Incentive Plan is not approved, we may become unable to provide long-term, stock-based incentives to present and future employees consistent with our current compensation philosophies and objectives.

We believe that such a failure may adversely affect our ability to attract and retain the caliber of key employees that is critical to our continued success.

Although we believe that employee stock ownership is important to incentivizing and retaining key employees and is a contributing factor in achieving corporate performance goals, we recognize that our historical long-term equity incentive program has created a certain amount of overhang. "Overhang" refers to potential stockholder dilution, expressed as a percentage, represented by outstanding employee stock awards and shares available for future grants. We use the following calculations to determine overhang:

Simple Overhang = Outstanding awards + Shares available for future grant / Common shares outstanding

Fully Diluted Overhang = Outstanding awards + Shares available for future grant / Common shares outstanding + Outstanding awards + Shares available for future grant

As of April 6, 2006, we had an aggregate of 3,570,713 shares of common stock subject to options outstanding under all of our plans, with a weighted average exercise price of $9.94 and a weighted average term to expiration of 6.7 years. Shares underlying outstanding restricted share awards are not included in outstanding awards because they are already reflected in the number of common shares outstanding. As of April 6, 2006, there were 647,499 restricted shares outstanding under the 2000 Plan. As of April 6, 2006, we had 351,955 shares remaining available for grant under the 2000 Plan, and 627,357 shares remaining available for grants under our 2001 Plan (none of which shares may be awarded as restricted shares), and a total of 31,946,185 shares of common stock outstanding. As a result, the net additional shares proposed for future grant by the Company is 1,020,688, or 3.2% of the outstanding common stock, as of April 6, 2006. Accordingly, as of April 6, 2006, our overhang was as follows:

	As of April 6, 2006	
	Actual	**Pro Forma (assuming approval of Equity Incentive Plan) (1) (2)**
Simple Overhang	14.2%	17.4%
Fully Diluted Overhang	12.5%	14.9%

(1) Pro Forma shares available for future grant are assumed to be 2,000,000 pursuant to the proposed Equity Incentive Plan, with no further shares available under the 2000 Plan or 2001 Plan.
(2) Does not reflect the impact of 500,000 shares pursuant to the proposed 2006 Management Stock Purchase Plan, or MSPP, described in Proposal 3 below. With the inclusion of the 500,000 shares pursuant to the MSPP, the Pro Forma Simple Overhang would be 19.0% and the Pro Forma Fully Diluted Overhang would be 16.0%. See Proposal 3.

Our annual grants under the 2000 Plan and 2001 Plan, collectively, as a percentage of shares outstanding ("burn rate") has averaged approximately 3.3% of outstanding shares for the last three years. We believe this percentage to be lower than the burn rate of our peers and biotechnology companies generally over this period based on published Institutional Shareholder Services data for 2006. As a result of our shift in philosophy toward use of restricted shares, our anticipated burn rate for 2006 will be even lower at approximately 1% of outstanding shares (not including the effects of the proposed MSPP).

We believe that our equity award programs and our emphasis on employee stock ownership have been critical to our success in the past and are important to our ability to achieve our corporate performance goals in the years ahead. We believe that the ability to attract, retain and motivate talented employees is integral to our long-term performance and stockholder returns. We believe that the Equity Incentive Plan will allow us the flexibility to implement our current long-term incentive philosophy in future years, will better align executive and stockholder interests, and will enable us to reduce the impact of stock overhang. For these reasons, we consider approval of the Equity Incentive Plan important to our future success.

The following is a brief summary of the principal features of the Equity Incentive Plan, which is qualified in its entirety by reference to the Equity Incentive Plan itself, a copy of which is attached hereto as Exhibit A and incorporated herein by reference.

Shares Available for Awards under the Plan. Under the Equity Incentive Plan, awards may be made in common stock of the Company. Subject to adjustment as provided by the terms of the Equity Incentive Plan, the maximum number of shares of common stock with respect to which awards may be granted under the Equity Incentive Plan is 2,000,000. Except as adjusted in accordance with the terms of the Equity Incentive Plan, no more than 1,000,000 shares of common stock authorized under the Equity Incentive Plan may be awarded as incentive stock options. The maximum number of shares with respect to which awards may be granted under the Equity Incentive Plan shall be increased by the number of shares with respect to which options or other awards were granted under the 2000 Plan as of the effective date of this Equity Incentive Plan, but which terminate, expire unexercised, or are settled for cash, forfeited or cancelled or withheld without delivery of the shares under the terms of the 2000 Plan after the effective date of the Equity Incentive Plan.

Shares of common stock subject to an award under the Equity Incentive Plan but which terminate, expire unexercised or are settled for cash, or are forfeited, cancelled or withheld without delivery of the shares, including shares of common stock withheld or surrendered in payment of any exercise or purchase price of an award or taxes relating to an award, remain available for awards under the Equity Incentive Plan. Shares of common stock issued under the Equity Incentive Plan may be either newly issued shares or shares which have been reacquired by the Company. Shares issued by the Company as substitute awards granted solely in connection with the assumption of outstanding awards previously granted by a company acquired by the Company, or with which the Company combines, ("Substitute Awards") do not reduce the number of shares available for awards under the Equity Incentive Plan.

In addition, the Equity Incentive Plan imposes individual limitations on the amount of certain awards in order to comply with Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Under these limitations, no single participant may receive options or stock appreciation rights ("SARs") in any calendar year that, taken together, relate to more than 300,000 shares of common stock, subject to adjustment in certain circumstances.

With certain limitations, awards made under the Equity Incentive Plan may be adjusted by the Compensation Committee of the Board of Directors (the "Committee") in its discretion or to prevent dilution or enlargement of benefits or potential benefits intended to be made available under the Equity Incentive Plan in the event of any stock dividend, reorganization, recapitalization, stock split, combination, merger, consolidation, change in laws, regulations or accounting principles or other relevant unusual or nonrecurring event affecting the Company.

Eligibility and Administration. Current and prospective officers and employees, and directors of, and consultants to, the Company or its subsidiaries or affiliates are eligible to be granted awards under the Equity Incentive Plan. As of April 6, 2006, approximately 185 individuals were eligible to participate in the Equity Incentive Plan. However, the Company has not at the present time determined who will receive the shares of common stock that will be authorized for issuance under the Equity Incentive Plan or how they will be allocated. The Committee will administer the Equity Incentive Plan, except with respect to awards to non-employee directors, for which the Equity Incentive Plan will be administered by the Board. The Committee will be composed of not less than two non-employee directors, each of whom will be a "Non-Employee Director" for purposes of Section 16 of the Exchange Act and Rule 16b-3 thereunder, an "outside director" within the meaning of Section 162(m) and the regulations promulgated under the Code and will be an independent director as defined by the listing standards of The Nasdaq Stock Market. Subject to the terms of the Equity Incentive Plan, the Committee is authorized to select participants, determine the type and number of awards to be granted, determine and later amend (subject to certain limitations) the terms and conditions of any award, interpret and specify the rules and regulations relating to the Equity Incentive Plan, and make all other determinations which may be necessary or desirable for the administration of the Equity Incentive Plan.

Stock Options and Stock Appreciation Rights. The Committee is authorized to grant stock options, including both incentive stock options, which can result in potentially favorable tax treatment to the participant, and non-qualified stock options. The Committee may specify the terms of such grants subject to the terms of the Equity Incentive Plan. The Committee is also authorized to grant SARs, either with or without a related option. The exercise price per share subject to an option is determined by the Committee, but may not be less than the fair market value of a share of common stock on the date of the grant, except in the case of Substitute Awards. The maximum term of each option or SAR, the times at which each option or SAR will be exercisable, and the provisions requiring forfeiture of unexercised options at or following termination of employment generally are fixed by the Committee, except that no option or SAR relating to an option may have a term exceeding ten years. Incentive stock options that are granted to holders of more than ten percent of the Company's voting securities are subject to certain additional restrictions, including a five-year maximum term and a minimum exercise price of 110% of fair market value.

A stock option or SAR may be exercised in whole or in part at any time, with respect to whole shares only, within the period permitted thereunder for the exercise thereof. Stock options and SARs shall be exercised by written notice of intent to exercise the stock option or SAR and, with respect to options, payment in full to the Company of the amount of the option price for the number of shares with respect to which the option is then being exercised.

Payment of the option price must be made in cash or cash equivalents, or, at the discretion of the Committee, (i) by transfer, either actually or by attestation, to the Company of shares that have been held by the participant for at least six months (or such lesser period as may be permitted by the Committee) which have a fair market value on the date of exercise equal to the option price, together with any applicable withholding taxes, or (ii) by a combination of such cash or cash equivalents and such shares; provided, however, that a participant is not entitled to tender shares pursuant to successive, substantially simultaneous exercises of any stock option of the Company. Subject to applicable securities laws and Company policy, the Company may permit an option to be exercised by delivering a notice of exercise and simultaneously selling the shares thereby acquired, pursuant to a brokerage or similar agreement approved in advance by proper officers of the Company, using the proceeds of such sale as payment of the option price, together with any applicable withholding taxes. Until the participant has been issued the shares subject to such exercise, he or she shall possess no rights as a stockholder with respect to such shares.

Restricted Shares and Restricted Share Units. The Committee is authorized to grant restricted shares of common stock and restricted share units. Restricted shares are shares of common stock subject to transfer restrictions as well as forfeiture upon certain terminations of employment prior to the end of a restricted period or other conditions specified by the Committee in the award agreement. A participant granted restricted shares of common stock generally has most of the rights of a stockholder of the Company with respect to the restricted shares, including the right to receive dividends and the right to vote such shares. None of the restricted shares may be transferred, encumbered or disposed of during the restricted period or until after fulfillment of the restrictive conditions.

Each restricted share unit has a value equal to the fair market value of a share of common stock on the date of grant. The Committee determines, in its sole discretion, the restrictions applicable to the restricted share units. A participant will be credited with dividend equivalents on any vested restricted share units at the time of any payment of dividends to stockholders on shares of common stock. Except as determined otherwise by the Committee, restricted share units may not be transferred, encumbered or disposed of, and such units shall terminate, without further obligation on the part of the Company, unless the participant remains in continuous employment of the Company for the restricted period and any other restrictive conditions relating to the restricted share units are met.

Performance Awards. A performance award consists of a right that is denominated in cash or shares of common stock, valued in accordance with the achievement of certain performance goals during certain performance periods as established by the Committee, and payable at such time and in such form as the Committee shall determine. Performance awards may be paid in a lump sum or in installments following the close of a performance period or on a deferred basis, as determined by the Committee. Termination of employment prior to the end of any performance period, other than for reasons of death or total disability, will result in the forfeiture of the performance award. A participant's rights to any performance award may not be transferred, encumbered or disposed of in any manner, except by will or the laws of descent and distribution or as the Committee may otherwise determine.

Performance awards are subject to certain specific terms and conditions under the Equity Incentive Plan. Unless otherwise expressly stated in the relevant award agreement, each award granted to a Covered Officer under the Equity Incentive Plan is intended to be performance-based compensation within the meaning of Section 162(m).

Performance goals for Covered Officers will be limited to one or more of the following financial performance measures relating to the Company or any of its subsidiaries, operating units, business segments or divisions: (a) earnings before interest, taxes, depreciation and/or amortization; (b) operating income or profit; (c) operating efficiencies; (d) return on equity, assets, capital, capital employed or investment; (e) after tax operating income; (f) net income; (g) earnings or book value per share; (h) cash flow(s); (i) total sales or revenues or sales or revenues per employee; (j) production (separate work units or SWUs); (k) stock price or total stockholder return; (l) dividends; (m) debt reduction; or (n) strategic business objectives, consisting of one or more objectives based on meeting specified cost targets, business expansion goals, and goals relating to acquisitions or divestitures; or any combination thereof. Each goal may be expressed on an absolute and/or relative basis, may be based on or otherwise employ comparisons based on internal targets, the past performance of the Company or any subsidiary, operating unit or division of the Company and/or the past or current performance of other companies, and in the case of earnings-based measures, may use or employ comparisons relating to capital, stockholders' stock and/or shares outstanding, or to assets or net assets. The Committee may appropriately adjust any evaluation of performance under criteria set forth in the Equity Incentive Plan to exclude any of the following events that occurs during a performance period: (i) asset write-downs, (ii) litigation or claim judgments or settlements, (iii) the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results, (iv) accruals for reorganization and restructuring programs and (v) any extraordinary non-recurring items as described in Accounting Principles Board Opinion No. 30 and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to stockholders for the applicable year.

To the extent necessary to comply with Section 162(m) of the Code, with respect to grants of performance awards, no later than 90 days following the commencement of each performance period (or such other time as may be required or permitted by Section 162(m)), the Committee will, in writing, (1) select the performance goal or goals applicable to the performance period, (2) establish the various targets and bonus amounts which may be earned for such performance period, and (3) specify the relationship between performance goals and targets and the amounts to be earned by each Covered Officer for such performance period. Following the completion of each performance period, the Committee will certify in writing whether the applicable performance targets have been achieved and the amounts, if any, payable to Covered Officers for such performance period. In determining the amount earned by a Covered Officer for a given performance period, subject to any applicable award agreement, the Committee shall have the right to reduce (but not increase) the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant to the assessment of individual or corporate performance for the performance period. With respect to any Covered Officer, the maximum annual number of shares in respect of which all performance awards may be granted under the Equity Incentive Plan is 300,000 and the maximum annual amount of all performance awards that are settled in cash is $3,000,000.

Other Stock-Based Awards. The Committee is authorized to grant any other type of awards that are denominated or payable in, valued by reference to, or otherwise based on or related to shares of common stock. The Committee will determine the terms and conditions of such awards, consistent with the terms of the Equity Incentive Plan.

Non-Employee Director Awards. The Board may provide that all or a portion of a non-employee director's annual retainer and/or retainer fees or other awards or compensation as determined by the Board be payable in non-qualified stock options, restricted shares, restricted share units and/or other stock-based awards, including unrestricted shares, either automatically or at the option of the non-employee directors. The Board will determine the terms and conditions of any such awards, including those that apply upon the termination of a non-employee director's service as a member of the Board. Non-employee directors are also eligible to receive other awards pursuant to the terms of the Equity Incentive Plan, including options and SARs, restricted shares and restricted share units, and other stock-based awards upon such terms as the Committee may determine; provided, however, that with respect to awards made to members of the Committee, the Equity Incentive Plan will be administered by the Board.

Termination of Employment. The Committee will determine the terms and conditions that apply to any award upon the termination of employment with the Company, its subsidiaries and affiliates, and provide such terms in the applicable award agreement or in its rules or regulations.

Change in Control. Notwithstanding any other provision of the Equity Incentive Plan, unless otherwise provided in an award agreement or other contractual agreement between the Company and an award holder, if, within one year following a Change in Control, an award holder's employment with the Company (or its successor) is terminated by reason of (a) death; (b) disability; (c) Normal Retirement or Early Retirement; (d) for Good Reason by the award holder; or (e) involuntary termination by the Company for any reason other than for Cause, all outstanding Awards of such award holder shall vest, become immediately exercisable and payable and have all restrictions lifted.

Amendment and Termination. The Board may amend, alter, suspend, discontinue or terminate the Equity Incentive Plan or any portion of the Equity Incentive Plan at any time, except that stockholder approval must be obtained for any such action if such approval is necessary to comply with any tax or regulatory requirement with which the Board deems it desirable or necessary to comply. The Committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any award, either prospectively or retroactively. The Committee does not have the power, however, to amend the terms of previously granted options to reduce the exercise price per share subject to such option or to cancel such options and grant substitute options with a lower exercise price per share than the cancelled options. The Committee also may not materially and adversely affect the rights of any award holder without the award holder's consent.

Other Terms of Awards. The Company may take action, including the withholding of amounts from any award made under the Equity Incentive Plan, to satisfy withholding and other tax obligations. The Committee may provide for additional cash payments to participants to defray any tax arising from the grant, vesting, exercise or payment of any award. Except as permitted by the applicable award agreement, awards granted under the Equity Incentive Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or as permitted by the Committee in its discretion.

Certain Federal Income Tax Consequences. The following is a brief description of the Federal income tax consequences generally arising with respect to awards under the Equity Incentive Plan.

Tax consequences to the Company and to participants receiving awards will vary with the type of award. Generally, a participant will not recognize income, and the Company is not entitled to take a deduction, upon the grant of an incentive stock option, a nonqualified option, a SAR or a restricted share award. A participant will not have taxable income upon exercising an incentive stock option (except that the alternative minimum tax may apply). Upon exercising an option other than an incentive stock option, the participant must generally recognize ordinary income equal to the difference between the exercise price and fair market value of the freely transferable and non-forfeitable shares of common stock acquired on the date of exercise.

If a participant sells shares of common stock acquired upon exercise of an incentive stock option before the end of two years from the date of grant and one year from the date of exercise, the participant must generally recognize ordinary income equal to the difference between (i) the fair market value of the shares of common stock at the date of exercise of the incentive stock option (or, if less, the amount realized upon the disposition of the incentive stock option shares of common stock), and (ii) the exercise price. Otherwise, a participant's disposition of shares of common stock acquired upon the exercise of an option (including an incentive stock option for which the incentive stock option holding period is met) generally will result in short-term or long-term capital gain or loss measured by the difference between the sale price and the participant's tax basis in such shares of common stock (the tax basis generally being the exercise price plus any amount previously recognized as ordinary income in connection with the exercise of the option).

The Company generally will be entitled to a tax deduction equal to the amount recognized as ordinary income by the participant in connection with an option. The Company generally is not entitled to a tax deduction relating to amounts that represent a capital gain to a participant. Accordingly, the Company will not be entitled to any tax deduction with respect to an incentive stock option if the participant holds the shares of common stock for the incentive stock option holding periods prior to disposition of the shares.

Similarly, the exercise of an SAR will result in ordinary income on the value of the stock appreciation right to the individual at the time of exercise. The Company will be allowed a deduction for the amount of ordinary income recognized by a participant with respect to an SAR. Upon a grant of restricted shares, the participant will recognize ordinary income on the fair market value of the common stock at the time restricted shares vest unless a participant makes an election under Section 83(b) of the Code to be taxed at the time of grant. The participant also is subject to capital gains treatment on the subsequent sale of any common stock acquired through the exercise of an SAR or restricted share award. For this purpose, the participant's basis in the common stock is its fair market value at the time the SAR is exercised or the restricted share becomes vested (or is granted, if an election under Section 83(b) is made). Payments made under performance awards are taxable as ordinary income at the time an individual attains the performance goals and the payments are made available to, and are transferable by, the participant.

Section 162(m) of the Code generally disallows a public company's tax deduction for compensation paid in excess of $1 million in any tax year to its five most highly compensated executives. However, compensation that qualifies as "performance-based compensation" is excluded from this $1 million deduction limit and therefore remains fully deductible by the company that pays it. The Company intends that (i) performance awards and (ii) options granted (a) with an exercise price at least equal to 100% of fair market value of the underlying shares of common stock at the date of grant (b) to employees the Committee expects to be named executive officers at the time a deduction arises in connection with such awards, qualify as "performance-based compensation" so that these awards will not be subject to the Section 162(m) deduction limitations.

The foregoing discussion is general in nature and is not intended to be a complete description of the Federal income tax consequences of the Equity Incentive Plan. This discussion does not address the effects of other Federal taxes or taxes imposed under state, local or foreign tax laws. Participants in the Equity Incentive Plan are urged to consult a tax advisor as to the tax consequences of participation.

The Equity Incentive Plan is not intended to be a "qualified plan" under Section 401(a) of the Code.

Required Vote, Recommendation of the Board

The approval of the Equity Incentive Plan requires the affirmative vote of a majority of the shares present in person or by proxy and entitled to vote at the Meeting.

The Board of Directors unanimously recommends that stockholders vote **FOR** the Proposal to approve the Equity Incentive Plan.

PROPOSAL 3 – APPROVAL OF THE MANAGEMENT STOCK PURCHASE PLAN

In addition to the Equity Incentive Plan, the Luminex Corporation 2006 Management Stock Purchase Plan (the "MSPP") was approved by the Board of Directors, subject to stockholder approval at the Meeting. The purposes of the MSPP are to enable executives to develop and maintain a substantial share ownership position in the Company (and thereby further align executive and stockholder long-term interests), to provide incentives to such executives to contribute to the success of the Company's business and to help us attract and retain highly-qualified executives.

Subject to adjustment as provided in the plan, the MSPP provides for the granting of rights to purchase up to an aggregate of 500,000 shares of the Company's common stock to officers (including executive officers) of the Company (nine persons as of April 6, 2006). The MSPP will be administered by the Compensation Committee of the Board of Directors. The Compensation Committee can make such rules and regulations and establish such procedures for the administration of the MSPP as it deems appropriate.

The maximum number of shares of the common stock to be authorized and reserved for issuance under the MSPP is 500,000 shares, subject to equitable adjustment as set forth in the MSPP, provided that no individual officer may exercise rights to receive more than 50,000 shares in any year under the MSPP.

The additional potential impact of the MSPP on our overhang is illustrated in the table below:

	As of April 6, 2006		
	Actual	**Pro Forma (assuming approval of MSPP) (1)**	**Fully Adjusted Pro Forma (assuming approval of Equity Incentive Plan) (2)**
Simple Overhang	14.2%	15.8%	19.0%
Fully Diluted Overhang	12.5%	13.7%	16.0%

(1) Pro Forma overhang calculation does not reflect the impact of the Equity Incentive Plan, described in Proposal 2 above.
(2) Fully Adjusted Pro Forma calculation reflects the impact of 500,000 shares pursuant to the MSPP and 2,000,000 shares under the Equity Incentive Plan.

We believe the MSPP is consistent with our above stated compensation philosophies, including, in particular, the objectives of our recently implemented stock ownership guidelines (which are described in our corporate governance guidelines located on the Investor Relations section of our website at www.luminexcorp.com), and will help encourage and facilitate acquisitions of the required ownership levels by our executives in a timely manner. Moreover, in addition to further promoting the alignment of interests of our officers with our stockholders, the MSPP should enable us to utilize the cash saved in lieu of paying annual performance bonuses for research and development and other productive corporate purposes. For these reasons, we consider the approval of the MSPP important to our future success.

The following is a brief summary of the principal features of the MSPP, which is qualified in its entirety by reference to the MSPP itself, a copy of which is attached hereto as Exhibit B and incorporated herein by reference.

All officers of the Company and each designated subsidiary shall be eligible to be designated as participants in the MSPP. Each participant may elect to receive, in lieu of a specified portion of his or her annual bonus a number of restricted shares equal to the amount of such specified portion of the annual bonus divided by a dollar amount equal to 80% of the fair market value of a share on the date on which such restricted shares are granted. Any participant who makes such an election will be entitled to a grant of restricted shares generally by March 15 of each calendar year following the year for which the election is in effect. Generally, any election to participate in the MSPP is effective beginning with the calendar year next following the year in which the election is made. Once an election has become effective, a participant may cancel such election or make a change in the applicable bonus reduction percentage by filing an appropriate notice. However, any such notice is generally not effective until the beginning of the calendar year next following the year in which it is filed.

The restricted period for restricted shares granted under the MSPP is generally three years from the date of grant. However, if the Compensation Committee determines that the Company may lose its federal income tax deduction in connection with the future lapsing of restrictions on restricted shares held by an executive officer because of the $1.0 million annual deductibility cap of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), the Compensation Committee, in its discretion, can cause some or all of such restricted shares to be converted into an equal number of "restricted stock units," as to which payment will be postponed until such time as the payment will not cause the Company to lose its deduction. When the payment is made, it will be made in shares of common stock.

With respect to restricted shares granted under the MSPP, if a participant's employment is terminated during the restricted period, then, except as provided below, the participant's rights to such restricted shares will be entirely forfeited and the participant will instead have the right to receive a cash payment equal to the lesser of (i) the then-current fair market value of the restricted shares or (ii) the bonus amounts foregone by the participant as a condition of receiving such restricted shares. If, during the restricted period, termination of employment of a participant resulted from death or total and permanent disability, the restrictions on the restricted shares will immediately lapse. If, during the restricted period, a participant is terminated by the Company without cause, the participant's right to the restricted shares will be forfeited entirely and the participant will instead have the right to receive a cash payment equal to either (i) the then-current fair market value of the restricted shares or (ii) the bonus amounts foregone by the participant as a condition of receiving such restricted shares. The Compensation Committee will decide, in its sole discretion, which of these amounts will be payable. In addition, the Compensation Committee may, in its discretion, accelerate the lapse of such restrictions upon a participant's retirement. The same rules regarding termination of employment will apply to any restricted share units that have been substituted for restricted shares.

The Compensation Committee can, in its discretion and on such terms and conditions as it determines, permit or require a participant to pay all or a portion of any taxes arising in connection with the grant of restricted shares or the lapse of restrictions thereon by having the Company withhold such shares of the common stock or by the participant delivering previously acquired shares of the common stock having a fair market value equal to the amount of taxes to be withheld.

No grants of restricted stock can be made under the MSPP after May 25, 2016. Holdings of restricted shares acquired prior thereto, however, can extend beyond such date, and the provisions of the MSPP will continue to apply thereto.

The Board can amend, suspend or discontinue the MSPP; provided, however, that no amendment which requires stockholder approval for the MSPP to comply with any law, regulation or stock exchange requirement shall be effective unless approved by the requisite vote of stockholders. In addition, the Compensation Committee can make such amendments as it deems necessary to comply with applicable laws, rules and regulations.

The following is a brief summary of the principal federal income tax consequences of transactions under the MSPP based on current federal income tax laws. The summary is not intended to constitute tax advice and, among other things, does not address possible state, local or foreign tax consequences.

A participant generally must include as ordinary income the fair market value of the restricted shares at the earlier of the time such restricted shares are either transferable or no longer subject to a deferred substantial risk of forfeiture (the "forfeiture period") within the meaning of Section 83 of the Code. Any participant can elect pursuant to Section 83(b) of the Code to include as ordinary income, in the year of transfer of the restricted shares, an amount equal to the fair market value of the restricted shares on the date of such transfer; such an election must be made within 30 days of the date of such transfer. A participant's tax basis in restricted shares is equal to the amount paid for such shares plus the amount includable in income with respect to such restricted shares. With respect to the sale of restricted shares after the expiration of the forfeiture period, any gain or loss will generally be treated as long-term or short-term capital gain or loss, depending on the holding period. The holding period for capital gains treatment will begin when the forfeiture period expires, unless the participant has made a Section 83(b) election, in which event the holding period will commence just after the date of transfer of the restricted shares by the Company to such person. The Company generally will be entitled to a deduction in the amount of a participant's income at the time such income is so recognized, provided that the participant includes such amount in income or the Company satisfies applicable reporting requirements, and subject to possible limitations on deductibility under Section 162(m) of the Code of compensation paid to executives designated in that Section.

A participant who holds restricted stock units that have been substituted for restricted shares, generally, must include as ordinary income the fair market value of the common stock received in payment of such restricted stock units at the time of such payment. With respect to the sale of common stock received in payment of restricted stock units, any gain or loss will generally be treated as long-term or short-term capital gain or loss, depending on the holding period. The holding period for capital gains treatment will begin when the common stock is received in payment of the restricted stock units. The Company generally will be entitled to a deduction in the amount of a participant's income at the time such income is recognized as described above, provided that the participant includes such amount in income or the Company satisfies applicable reporting requirements, and subject to possible limitations on deductibility under Section 162(m) of the Code of compensation paid to executives designated in that Section.

Because the MSPP depends on the voluntary participation of the executive officers, the benefit amounts under the MSPP are not determinable.

Required Vote; Recommendation of the Board

The approval of the MSPP requires the affirmative vote of a majority of the shares present in person or by proxy and entitled to vote at the Meeting.

The Board of Directors unanimously recommends that stockholders vote **FOR** the proposal to approve the MSPP.

PROPOSAL 4 – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Ernst & Young LLP as the Company's independent registered public accounting firm to audit the financial statements of the Company and to perform other accounting services, if appropriate, for the year ending December 31, 2006. Such appointment will be presented to the stockholders for ratification at the Meeting. A representative of Ernst & Young LLP is expected to be present at the Meeting to respond to questions from stockholders and will be given the opportunity to make a statement if so desired.

Stockholder ratification of the selection of Ernst & Young LLP as the Company's independent registered public accountants is not required by the Company's bylaws or otherwise. However, the Audit Committee is submitting the selection of Ernst & Young LLP to the stockholders for ratification. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

Fees paid to Ernst & Young LLP for services provided during the years ended December 31, 2005 and 2004, is presented below.

Audit Fees. The aggregate audit fees billed to us by Ernst & Young LLP for professional services rendered for the audit of our annual consolidated financial statements, for the reviews of the consolidated financial statements included in our quarterly reports on Form 10-Q, for the audit of management's report on the effectiveness of our internal control over financial reporting, as required under Section 404 of the Sarbanes-Oxley Act of 2002, and other services that are normally provided by the independent auditor in connection with statutory and regulatory filings totaled $280,000 for 2005 and $282,100 for 2004.

Audit-Related Fees. The aggregate fees billed to us by Ernst & Young LLP for assurance and related services related to the performance of the audit or review of the Company's consolidated financial statements, and for the review of the Company's internal controls over financial reporting and not described above under "Audit Fees," were $0 for 2005 and $0 for 2004.

Tax Fees. The aggregate fees billed by Ernst & Young LLP for professional services rendered for tax compliance, assistance with an IRS audit, tax advice and tax planning were $42,000 for 2005 and $104,510 for 2004.

All Other Fees. The aggregate fees billed by Ernst & Young LLP for products or services other than those described above were $0 for 2005 and $0 for 2004.

The Restated Audit Committee Charter, among other things, requires the Audit Committee to pre-approve all audit and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor.

The Audit Committee has adopted a pre-approval policy in order to ensure that the performance of audit and non-audit services by the independent auditor does not impair the auditor's independence. The policy provides for the general pre-approval of specific types of services, gives guidance to management as to the specific type of services that are eligible for pre-approval and provides cost limits for each such service on an annual basis. The policy requires specific pre-approval of all other permitted services. Requests or applications to provide services that require separate approval by the Audit Committee are submitted by the Company's Chief Financial Officer to the Audit Committee and must include a statement as to whether, in the Chief Financial Officer's view, the request or application is consistent with the Securities and Exchange Commission's rules on auditor independence. The Audit Committee may delegate pre-approval authority to one or more of its members who shall report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

All audit related services, tax services and other services provided in 2005 and 2004 were pre-approved by the Audit Committee. The Audit Committee concluded that the provision of such services by Ernst & Young LLP was compatible with the maintenance of the firm's independence in the conduct of its auditing functions.

Required Vote; Recommendation of the Board

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or by proxy and entitled to vote on the matter.

The Board of Directors recommends a vote **FOR** Proposal 4.

REPORT OF THE AUDIT COMMITTEE

The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report by reference therein.

To the Stockholders of Luminex Corporation:

The Board of Directors maintains an Audit Committee comprised of three independent directors. The Board of Directors and the Audit Committee believe that the Audit Committee's current member composition satisfies the rules of The Nasdaq Stock Market that govern audit committee composition, including the requirement that audit committee members meet the heightened independence requirements as contemplated by the applicable rules of the The Nasdaq Stock Market. The Audit Committee operates under a written charter, which was adopted by the Board of Directors (as amended to date, the "Restated Audit Committee Charter"). A copy of the Restated Audit Committee Charter may be viewed on the Investor Relations section of our website at www.luminexcorp.com.

Pursuant to the Restated Audit Committee Charter, the Audit Committee oversees the financial reporting process on behalf of the entire Board of Directors. The Audit Committee is responsible for the appointment, compensation and oversight of the work of the Company's independent registered public accountants. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. Our independent registered public accountants are responsible for performing an independent audit of the Company's financial statements in accordance with standards established by the Public Company Accounting Oversight Board, expressing an opinion on the conformity of our audited financial statements to generally accepted accounting principles and auditing management's assessment of the effectiveness of internal control over financial reporting and issuing a report thereon. In fulfilling its oversight responsibilities, the Audit Committee reviews and discusses with management and the independent registered public accountants the audited and interim financial statements included in our reports filed with the Securities and Exchange Commission in advance of the filings of such reports.

The Audit Committee has reviewed and discussed the audited financial statements with management and the independent registered public accountants. Furthermore, the Audit Committee has reviewed and discussed with the independent registered public accountants all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended by Statement on Auditing Standards No. 90 (Audit Committee Communications). The Audit Committee has also received from the independent registered public accountants the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and has discussed with them their independence from the Company and its management.

The Audit Committee held 9 meetings during 2005. The Audit Committee discussed with the independent registered public accountants the overall scope and plans for their audit. The Audit Committee met with the independent registered public accountants, with and without management present, to discuss the results of their examination, their evaluation of the Company's internal controls requirements under Section 404 of the Sarbanes-Oxley Act of 2002, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board of Directors approved) that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2005, as filed with the Securities and Exchange Commission.

SUBMITTED BY THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Jim D. Kever (Chairman)
Robert J. Cresci
Jay B. Johnston

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to us regarding the ownership of the common stock of the Company as of the record date (except as otherwise indicated below) by (i) each director and director nominee, (ii) each executive officer named in the Summary Compensation Table below (each a "named executive officer"), (iii) all directors and executive officers as a group and (iv) each person known to us to own beneficially 5% or more of our outstanding common stock.

The information set forth below includes shares of common stock directly and indirectly owned and shares of common stock underlying currently exercisable options, as well as those options which will become exercisable within 60 days of April 6, 2006. Except as otherwise indicated, the named persons below have sole voting and dispositive power with respect to beneficially owned shares.

	Common Stock Beneficially Owned	
Beneficial Owner	Number of Shares Owned (1)	Total as a Percentage of Shares Outstanding
Directors and Named Executive Officers (2)		
G. Walter Loewenbaum II (3)	2,027,400	6.3%
Fred C. Goad, Jr. (4)	303,666	1.0%
Jim D. Kever (5)	254,902	*
Robert J. Cresci	214,016	*
Kevin M. McNamara	101,166	*
Thomas W. Erickson	275,166	*
Jay Johnston (6)	45,500	*
Gerard Vaillant	4,500	*
J. Stark Thompson	19,500	*
Patrick J. Balthrop, Sr.	532,004	1.7%
Harriss T. Currie	199,202	*
Randel S. Marfin	269,304	*
James W. Jacobson, Ph.D.	155,524	*
David S. Reiter	138,086	*
All directors and executive officers as a group (17 persons)	4,823,196	14.4%
Other 5% Stockholders		
St. Denis J. Villere & Company, LLC (7) 210 Baronne Street, Suite 808 New Orleans, LA 70112	4,764,080	14.9%
Barclays Global Investors, N.A. (8) 45 Fremont Street San Francisco, CA 94105	1,616,979	5.1%

* Less than 1%.

(1) Includes shares attributable to shares of common stock not outstanding but subject to currently exercisable options (as well as those options which will become exercisable within 60 days of April 6, 2006) as follows: Mr. Loewenbaum – 100,000 shares; Mr. Goad – 10,000 shares; Mr. Kever – 45,200 shares; Mr. Cresci – 45,200 shares; Mr. McNamara – 95,000 shares; Mr. Erickson – 262,500 shares; Mr. Johnston – 15,000 shares; Mr. Vaillant – 15,000 shares; Mr. Thompson – 0 shares; Mr. Balthrop – 250,004 shares; Mr. Currie – 153,276 shares; Mr. Marfin – 235,625 shares; Dr. Jacobson – 121,845 shares; Mr. Reiter – 109,876 shares; and all directors and executive officers as a group – 1,626,336 shares.

(2) The applicable address for all directors and named executive officers is c/o Luminex Corporation, 12212 Technology Boulevard, Austin, Texas 78727.

(3) Does not include 1,243,208 of shares held by Mr. Loewenbaum's wife, Lillian Loewenbaum; 132,586 shares held by a trust for the benefit of Mr. Loewenbaum's children of which Lillian Loewenbaum is the trustee; and 125,998 shares held by a trust for the benefit of Mr. Loewenbaum which has an independent trustee and over which Mr. Loewenbaum neither has nor shares investment or voting power.

(4) Includes 6,120 shares held by a trust of which Mr. Goad is the trustee. Mr. Goad disclaims beneficial ownership of the shares held by the trust.

(5) Includes 68,712 shares held by a trust for Mr. Kever's benefit.

(6) Includes 8,000 shares held by JK Investments II, a limited partnership managed by Mr. Johnston and his wife and of which a trust for the benefit of Mr. Johnston's children is the limited partner.

(7) This information is as of December 31, 2005, and is based solely on a Schedule 13G/A filed by St. Denis J. Villere & Company on March 1, 2006. St. Denis J. Villere & Company is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940 and reports sole voting and dispositive power as to 604,209 shares and shared voting and dispositive power as to 4,159,871 shares.

(8) This information is as of December 31, 2005, and is based solely on a Schedule 13G filed by Barclays Global Investors, N.A. on February 14, 2006. Barclays Global Investors, N.A. is a Bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934 and reports sole voting power as to 1,490,110 shares and shared voting and dispositive power as to 126,869 shares.

Common Stock Performance Graph

The following graph sets forth the cumulative total stockholder return for our common stock, The Nasdaq Stock Market Index (U.S.) and the Nasdaq Biotechnology Index for the period indicated as prescribed by the Securities and Exchange Commission's rules. The graph assumes $100 was invested on December 31, 2000, in each of (1) our common stock, (2) The Nasdaq Stock Market Index and (3) the Nasdaq Biotechnology Index and that all dividends, if any, were reinvested.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG LUMINEX CORPORATION, THE NASDAQ STOCK MARKET (U.S.) INDEX,
AND THE NASDAQ BIOTECHNOLOGY INDEX
DOLLARS
120
100
80
60
40
20
0
12/00
12/01
12/02
12/03
12/04
12/05
LUMINEX CORPORATION
NASDAQ STOCK MARKET (U.S.)
NASDAQ BIOTECHNOLOGY

Total Return Analysis	*12/31/01*	*12/31/02*	*12/31/03*	*12/31/04*	*12/31/05*
Luminex Corporation..........................	$65.07	$15.77	$35.99	$34.07	$44.59
Nasdaq Stock Market Index (U.S.)..........	$79.08	$55.95	$83.35	$90.64	$92.73
Nasdaq Biotechnology Index.................	$80.72	$44.83	$62.82	$65.43	$83.51

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

There were no reportable relationships or related party transactions in 2005.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under the securities laws of the United States, our directors, executive officers and any persons holding more than ten percent of our common stock are required to report their initial ownership of our common stock and any subsequent changes in their ownership to the Securities and Exchange Commission. Specific due dates have been established by the Securities and Exchange Commission, and we are required to disclose in this Proxy Statement any failure of such persons to file by those dates. Based solely upon the copies of Section 16(a) reports that we have received from such persons for their transactions in 2005 and written representations to the Company by such persons that no other reports were required, we believe that there has been compliance with all Section 16(a) filing requirements applicable to such directors, executive officers and ten-percent beneficial owners for 2005, other than Messrs. Johnston and Vaillant who each filed one late report due to an administrative error.

EXPENSES AND SOLICITATION

We will bear the cost of soliciting proxies. Proxies may be solicited in person or by telephone, facsimile, electronic mail or other electronic medium by certain of our directors, officers and regular employees, without additional compensation. The Company requests that brokerage houses and other custodians, nominees and fiduciaries forward solicitation materials to the beneficial owners of shares of the Company's common stock held of record by such persons, and the Company will reimburse such brokers and other fiduciaries for their reasonable out-of-pocket expenses incurred when the solicitation materials are forwarded.

STOCKHOLDER PROPOSALS FOR 2007 ANNUAL MEETING

It is contemplated that our 2007 annual meeting of stockholders will take place in May 2007. Stockholders' proposals will be eligible for consideration for inclusion in the proxy statement for the 2007 annual meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 if such proposals are received by us before the close of business on December 26, 2006. Notices of stockholders' proposals submitted outside the processes of Rule 14a-8 will be considered timely (but not considered for inclusion in our proxy statement), pursuant to the advance notice requirement set forth in our bylaws, if such notices are filed with our Secretary not less than 30 days nor more than 90 days prior to the first anniversary of the Meeting in the manner specified in the bylaws. For proposals that are not timely filed, we retain discretion to vote proxies that we receive. For proposals that are timely filed, we retain discretion to vote proxies that we receive provided (1) we include in our proxy statement advice on the nature of the proposal and how we intend to exercise our voting discretion and (2) the proponent does not issue a proxy statement. In order to curtail any controversy as to the date on which a proposal was received by us, we suggest that stockholders submit their proposals by certified mail, return receipt requested.

TRANSACTION OF OTHER BUSINESS

At the date of this Proxy Statement, the only business which the Board of Directors intends to present or knows that others will present at the Meeting is as set forth above. If any other matter or matters are properly brought before the Meeting, or an adjournment or postponement thereof, it is the intention of the persons named in the accompanying form of proxy to vote the proxy on such matters in accordance with their best judgment.

UPON WRITTEN REQUEST OF ANY STOCKHOLDER TO DAVID RIETER, CORPORATE SECRETARY, LUMINEX CORPORATION, 12212 TECHNOLOGY BOULEVARD, AUSTIN, TEXAS 78727, THE COMPANY WILL PROVIDE WITHOUT CHARGE A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

Austin, Texas
April 24, 2006

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EXHIBIT A

LUMINEX CORPORATION

2006 EQUITY INCENTIVE PLAN

TABLE OF CONTENTS

LUMINEX CORPORATION
2006 EQUITY INCENTIVE PLAN

Section 1. Purpose.

This plan shall be known as the "Luminex Corporation 2006 Equity Incentive Plan" (the "Plan"). The purpose of the Plan is to promote the interests of Luminex Corporation (the "Company") and its shareholders by (i) attracting and retaining key officers, employees and directors of, and consultants to, the Company and its Subsidiaries and Affiliates; (ii) motivating such individuals by means of performance-related incentives to achieve long-range performance goals; (iii) enabling such individuals to participate in the long-term growth and financial success of the Company; (iv) encouraging ownership of stock in the Company by such individuals; and (v) linking their compensation to the long-term interests of the Company and its shareholders. With respect to any awards granted under the Plan that are intended to comply with the requirements of "performance-based compensation" under Section 162(m) of the Code, the Plan shall be interpreted in a manner consistent with such requirements.

Section 2. Definitions.

As used in the Plan, the following terms shall have the meanings set forth below:

2.1 **"Affiliate"** shall mean (i) any entity that, directly or indirectly, is controlled by the Company, (ii) any entity in which the Company has a significant equity interest, (iii) an affiliate of the Company, as defined in Rule 12b-2 promulgated under Section 12 of the Exchange Act, and (iv) any entity in which the Company has at least twenty percent (20%) of the combined voting power of the entity's outstanding voting securities, in each case as designated by the Board as being a participating employer in the Plan.

2.2 **"Award"** shall mean any Option, Stock Appreciation Right, Restricted Share Award, Restricted Share Unit, Performance Award, Other Stock-Based Award or other award granted under the Plan, whether singly, in combination or in tandem, to a Participant by the Committee (or the Board) pursuant to such terms, conditions, restrictions and/or limitations, if any, as the Committee (or the Board) may establish.

2.3 **"Award Agreement"** shall mean any written agreement, contract or other instrument or document evidencing any Award, which may, but need not, be executed or acknowledged by a Participant.

2.4 **"Board"** shall mean the Board of Directors of the Company.

2.5 **"Cause"** shall mean, unless otherwise defined in the applicable Award Agreement, (i) the engaging by the Participant in willful misconduct that is injurious to the Company or its Subsidiaries or Affiliates, or (ii) the embezzlement or misappropriation of funds or property of the Company or its Subsidiaries or Affiliates by the Participant. For purposes of this paragraph, no act, or failure to act, on the Participant's part shall be considered "willful" unless done, or omitted to be done, by the Participant not in good faith and without reasonable belief that the Participant's action or omission was in the best interest of the Company. Any determination of Cause for purposes of the Plan or any Award shall be made by the Committee in its sole discretion. Any such determination shall be final and binding on a Participant.

2.6 **"Change in Control"** shall mean, unless otherwise provided in the applicable Award Agreement, the happening of one of the following:

(a) any person or entity, including a "group" as defined in Section 13(d)(3) of the Exchange Act, other than the Company or a wholly-owned Subsidiary thereof or any employee benefit plan of the Company or any of its Subsidiaries, becomes the beneficial owner of the Company's securities having 35% or more of the combined voting power of the then outstanding securities of the Company that may be cast for the election of directors of the Company (other than as a result of an issuance of securities initiated by the Company in the ordinary course of business); or

(b) as the result of, or in connection with, any cash tender or exchange offer, merger or other business combination, sales of assets or contested election, or any combination of the foregoing transactions, less than a majority of the combined voting power of the then outstanding securities of the Company or any successor corporation or entity entitled to vote generally in the election of the directors of the Company or such other corporation or entity after such transaction are held in the aggregate by the holders of the Company's securities entitled to vote generally in the election of directors of the Company immediately prior to such transaction; or

(c) during any period of two consecutive years, individuals who at the beginning of any such period constitute the Board cease for any reason to constitute at least a majority thereof, unless the election, or the nomination for election by the Company's shareholders, of each director of the Company first elected during such period was approved by a vote of at least two-thirds of the directors of the Company then still in office who were directors of the Company at the beginning of any such period.

2.7 **"Code"** shall mean the Internal Revenue Code of 1986, as amended from time to time.

2.8 **"Committee"** shall mean a committee of the Board composed of not less than two Non-Employee Directors, each of whom shall be (i) a "non-employee director" for purposes of Exchange Act Section 16 and Rule 16b-3 thereunder, (ii) an "outside director" for purposes of Section 162(m) and the regulations promulgated under the Code, and (iii) "independent" within the meaning of the listing standards of the Nasdaq National Market.

2.9 **"Consultant"** shall mean any consultant to the Company or its Subsidiaries or Affiliates.

2.10 **"Covered Officer"** shall mean at any date (i) any individual who, with respect to the previous taxable year of the Company, was a "covered employee" of the Company within the meaning of Section 162(m); provided, however, that the term "Covered Officer" shall not include any such individual who is designated by the Committee, in its discretion, at the time of any Award or at any subsequent time, as reasonably expected not to be such a "covered employee" with respect to the current taxable year of the Company and (ii) any individual who is designated by the Committee, in its discretion, at the time of any Award or at any subsequent time, as reasonably expected to be such a "covered employee" with respect to the current taxable year of the Company or with respect to the taxable year of the Company in which any applicable Award will be paid or vested.

2.11 **"Director"** shall mean a member of the Board.

2.12 **"Disability"** shall mean, unless otherwise defined in the applicable Award Agreement, a disability that would qualify as a total and permanent disability under the Company's then current long-term disability plan.

2.13 **"Early Retirement"** shall mean retirement, for purposes of this Plan, with the express consent of the Company at or before the time of such retirement, from active employment with the Company and any Subsidiary or Affiliate prior to age 65, in accordance with any applicable early retirement policy of the Company then in effect or as may be approved by the Committee.

2.14 **"Effective Date"** shall have the meaning provided in Section 16.1 of the Plan.

2.15 **"Employee"** shall mean a current or prospective officer or employee of the Company or of any Subsidiary or Affiliate.

2.16 **"Exchange Act"** shall mean the Securities Exchange Act of 1934, as amended from time to time.

2.17 **"Fair Market Value"** with respect to the Shares, shall mean, for purposes of a grant of an Award as of any date, (i) the reported closing sales price of the Shares on the Nasdaq National Market, or any other such market or exchange as is the principal trading market for the Shares, on such date, or in the absence of reported sales on such date, the closing sales price on the immediately preceding date on which sales were reported or (ii) in the event there is no public market for the Shares on such date, the fair market value as determined, in good faith, by the Committee in its sole discretion, and for purposes of a sale of a Share as of any date, the actual sales price on that date.

2.18 **"Good Reason"** means (i) a material reduction in a Participant's position, authority, duties or responsibilities, (ii) any reduction in a Participant's annual base salary as in effect immediately prior to a Change in Control; (iii) the relocation of the office at which the Participant is to perform the majority of his or her duties following a Change in Control to a location more than 30 miles from the location at which the Participant performed such duties prior to the Change in Control; or (iv) the failure by the Company or its successor to continue to provide the Participant with benefits substantially similar in aggregate value to those enjoyed by the Participant under any of the Company's pension, life insurance, medical, health and accident or disability plans in which Participant was participating immediately prior to a Change in Control, unless the Participant is offered participation in other comparable benefit plans generally available to similarly situated employees of the Company or its successor after the Change in Control.

2.19 **"Incentive Stock Option"** shall mean an option to purchase Shares from the Company that is granted under Section 6 of the Plan and that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

2.20 **"Non-Employee Director"** shall mean a member of the Board who is not an officer or employee of the Company or any Subsidiary or Affiliate.

2.21 **"Non-Qualified Stock Option"** shall mean an option to purchase Shares from the Company that is granted under Sections 6 or 10 of the Plan and is not intended to be an Incentive Stock Option.

2.22 **"Normal Retirement"** shall mean, unless otherwise defined in the applicable Award Agreement, retirement of a Participant from active employment with the Company or any of its Subsidiaries or Affiliates on or after such Participant's 65th birthday.

2.23 **"Option"** shall mean an Incentive Stock Option or a Non-Qualified Stock Option.

2.24 **"Option Price"** shall mean the purchase price payable to purchase one Share upon the exercise of an Option.

2.25 **"Other Stock-Based Award"** shall mean any Award granted under Sections 9 or 10 of the Plan.

2.26 **"Outside Director"** means, with respect to the grant of an Award, a member of the Board then serving on the Committee.

2.27 **"Participant"** shall mean any Employee, Director, Consultant or other person who receives an Award under the Plan.

2.28 **"Performance Award"** shall mean any Award granted under Section 8 of the Plan.

2.29 **"Person"** shall mean any individual, corporation, partnership, limited liability company, association, joint-stock company, trust, unincorporated organization, government or political subdivision thereof or other entity.

2.30 **"Restricted Share"** shall mean any Share granted under Sections 7 to 10 of the Plan.

2.31 **"Restricted Share Unit"** shall mean any unit granted under Sections 7 to 10 of the Plan.

2.32 **"Retirement"** shall mean Normal or Early Retirement.

2.33 **"SEC"** shall mean the Securities and Exchange Commission or any successor thereto.

2.34 **"Section 16"** shall mean Section 16 of the Exchange Act and the rules promulgated thereunder and any successor provision thereto as in effect from time to time.

2.35 **"Section 162(m)"** shall mean Section 162(m) of the Code and the regulations promulgated thereunder and any successor provision thereto as in effect from time to time.

2.36 **"Shares"** shall mean shares of the common stock, $0.01 par value, of the Company.

2.37 **"Stock Appreciation Right"** or **"SAR"** shall mean a stock appreciation right granted under Sections 6, 8 or 10 of the Plan that entitles the holder to receive, with respect to each Share encompassed by the exercise of such SAR, the amount determined by the Committee and specified in an Award Agreement. In the absence of such a determination, the holder shall be entitled to receive, with respect to each Share encompassed by the exercise of such SAR, the excess of the Fair Market Value on the date of exercise over the Fair Market Value on the date of grant.

2.38 **"Subsidiary"** shall mean any Person (other than the Company) of which 50% or more of its voting power or its equity securities or equity interest is owned directly or indirectly by the Company.

2.39 **"Substitute Awards"** shall mean Awards granted solely in assumption of, or in substitution for, outstanding awards previously granted by a company acquired by the Company or with which the Company combines.

Section 3. Administration.

3.1 *Authority of Committee.* The Plan shall be administered by a Committee of not less than two Non-Employee Directors, who shall be appointed by and serve at the pleasure of the Board; provided, however, with respect to Awards to Outside Directors, all references in the Plan to the Committee shall be deemed to be references to the Board. The initial Committee shall be the Compensation Committee of the Board. Subject to the terms of the Plan and applicable law, and in addition to other express powers and authorizations conferred on the Committee by the Plan, the Committee shall have full power and authority in its discretion to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of Shares to be covered by, or with respect to which payments, rights or other matters are to be calculated in connection with Awards; (iv) determine the timing, terms, and conditions of any Award; (v) accelerate the time at which all or any part of an Award may be settled or exercised; (vi) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Shares, other securities, other Awards or other property, or canceled, forfeited or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited or suspended; (vii) determine whether, to what extent, and under what circumstances cash, Shares, other securities, other Awards, other property, and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the holder thereof or of the Committee; (viii) interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan; (ix) except to the extent prohibited by Section 6.2, amend or modify the terms of any Award at or after grant with the consent of the holder of the Award; (x) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (xi) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan, subject to the exclusive authority of the Board under Section 14 hereunder to amend or terminate the Plan.

3.2 *Committee Discretion Binding.* Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan or any Award shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive, and binding upon all Persons, including the Company, any Subsidiary or Affiliate, any Participant and any holder or beneficiary of any Award.

3.3 *Action by the Committee.* The Committee shall select one of its members as its Chairperson and shall hold its meetings at such times and places and in such manner as it may determine. A majority of its members shall constitute a quorum. All determinations of the Committee shall be made by not less than a majority of its members. Any decision or determination reduced to writing and signed by all of the members of the Committee shall be fully effective as if it had been made by a majority vote at a meeting duly called and held. The exercise of an Option or receipt of an Award shall be effective only if an Award Agreement shall have been duly executed and delivered on behalf of the Company following the grant of the Option or other Award. The Committee may appoint a Secretary and may make such rules and regulations for the conduct of its business, as it shall deem advisable.

3.4 *Delegation.* Subject to the terms of the Plan and applicable law, the Committee may delegate to one or more officers or managers of the Company or of any Subsidiary or Affiliate, or to a Committee of such officers or managers, the authority, subject to such terms and limitations as the Committee shall determine, to grant Awards to or to cancel, modify or waive rights with respect to, or to alter, discontinue, suspend or terminate Awards held by Participants who are not officers or directors of the Company for purposes of Section 16 or who are otherwise not subject to such Section.

3.5 *No Liability.* No member of the Board or Committee shall be liable for any action taken or determination made in good faith with respect to the Plan or any Award granted hereunder.

Section 4. Shares Available For Awards.

4.1 *Shares Available.* Subject to the provisions of Section 4.2 hereof, the stock to be subject to Awards under the Plan shall be the Shares of the Company and the maximum aggregate number of Shares with respect to which Awards may be granted under the Plan shall be 2,000,000 (which includes _________ Shares with respect to which awards under the Company's 2000 Long-Term Incentive Plan (the "2000 Plan") were authorized but not awarded), of which the number of Shares with respect to which Incentive Stock Options may be granted shall be no more than 1,000,000. Notwithstanding the foregoing and subject to adjustment as provided in Section 4.2, the maximum number of Shares with respect to which Awards may be granted under the Plan shall be increased by the number of Shares with respect to which Options or other Awards were granted under the 2000 Plan as of the effective date of this Plan, but which terminate, expire unexercised or are settled for cash, forfeited, withheld to satisfy withholding obligations or cancelled without the delivery of Shares under the terms of the 2000 Plan after the effective date of this Plan. If, after the effective date of the Plan, any Shares covered by an Award granted under this Plan, or to which such an Award relates, are forfeited, or if such an Award is settled for cash or otherwise terminates, expires unexercised or is canceled without the delivery of Shares, then the Shares covered by such Award, or to which such Award relates, or the number of Shares otherwise counted against the aggregate number of Shares with respect to which Awards may be granted, to the extent of any such settlement, forfeiture, termination, expiration or cancellation, shall again become Shares with respect to which Awards may be granted. In the event that any Option or other Award granted hereunder is exercised through the delivery of Shares or in the event that withholding tax liabilities arising from such Award are satisfied by the withholding of Shares by the Company, the number of Shares available for Awards under the Plan shall be increased by the number of Shares so surrendered or withheld. Notwithstanding the foregoing and subject to adjustment as provided in Section 4.2 hereof, no Participant may receive Options or SARs under the Plan in any calendar year that, taken together, relate to more than 300,000 Shares.

4.2 *Adjustments.* In the event that the Committee determines that any dividend or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event affects the Shares such that an adjustment is determined by the Committee, in its sole discretion, to be appropriate, then the Committee shall, in such manner as it may deem equitable (and, with respect to Incentive Stock Options, in such manner as is consistent with Section 422 of the Code and the regulations thereunder and with respect to Awards to Covered Officers, in such a manner as is consistent with Section 162(m)): (i) adjust any or all of (1) the aggregate number of Shares or other securities of the Company or its successor (or number and kind of other securities or property) with respect to which Awards may be granted under the Plan; (2) the number of Shares or other securities of the Company or its successor (or number and kind of other securities or property) subject to outstanding Awards under the Plan; (3) the grant or exercise price with respect to any Award under the Plan, provided that the number of shares subject to any Award shall always be a whole number; and (4) the limits on the number of Shares that may be granted to Participants under the Plan in any calendar year; (ii) if deemed appropriate, subject to Section 13, provide for an equivalent award in respect of securities of the surviving entity of any merger, consolidation or other transaction or event having a similar effect; or (iii) if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award.

4.3 *Substitute Awards.* Any Shares issued by the Company as Substitute Awards in connection with the assumption or substitution of outstanding grants from any acquired corporation shall not reduce the Shares available for Awards under the Plan.

4.4 *Sources of Shares Deliverable Under Awards.* Any Shares delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or of issued Shares which have been reacquired by the Company.

Section 5. Eligibility.

Any Employee, Director or Consultant shall be eligible to be designated a Participant; provided, however, that Outside Directors shall only be eligible to receive Awards granted consistent with Section 10.

Section 6. Stock Options And Stock Appreciation Rights.

6.1 *Grant.* Subject to the provisions of the Plan, the Committee shall have sole and complete authority to determine the Participants to whom Options and SARs shall be granted, the number of Shares subject to each Award, the exercise price and the conditions and limitations applicable to the exercise of each Option and SAR. An Option may be granted with or without a related SAR. An SAR may be granted with or without a related Option. The Committee shall have the authority to grant Incentive Stock Options, or to grant Non-Qualified Stock Options, or to grant both types of Options. In the case of Incentive Stock Options, the terms and conditions of such grants shall be subject to and comply with such rules as may be prescribed by Section 422 of the Code, as from time to time amended, and any regulations implementing such statute. A person who has been granted an Option or SAR under this Plan may be granted additional Options or SARs under the Plan if the Committee shall so determine; provided, however, that to the extent the aggregate Fair Market Value (determined at the time the Incentive Stock Option is granted) of the Shares with respect to which all Incentive Stock Options are exercisable for the first time by an Employee during any calendar year (under all plans described in subsection (d) of Section 422 of the Code of the Employee's employer corporation and its parent and Subsidiaries) exceeds $100,000, such Options shall be treated as Non-Qualified Stock Options.

6.2 *Price.* The Committee in its sole discretion shall establish the Option Price at the time each Option is granted. Except in the case of Substitute Awards, the Option Price of an Option may not be less than one hundred percent (100%) of the Fair Market Value of the Shares with respect to which the Option is granted on the date of grant of such Option. Notwithstanding the foregoing and except as permitted by the provisions of Section 4.2 and Section 14 hereof, the Committee shall not have the power to (i) amend the terms of previously granted Options to reduce the Option Price of such Options, or (ii) cancel such Options and grant substitute Options with a lower Option Price than the cancelled Options. Except with respect to Substitute Awards, SARs may not be granted at a price less than the Fair Market Value of a Share on the date of grant.

6.3 *Term.* Subject to the Committee's authority under Section 3.1 and the provisions of Section 6.6, each Option and SAR and all rights and obligations thereunder shall expire on the date determined by the Committee and specified in the Award Agreement. The Committee shall be under no duty to provide terms of like duration for Options or SARs granted under the Plan. Notwithstanding the foregoing, no Option or SAR shall be exercisable after the expiration of ten (10) years from the date such Option or SAR was granted.

6.4 *Exercise.*

(a) Each Option and SAR shall be exercisable at such times and subject to such terms and conditions as the Committee may, in its sole discretion, specify in the applicable Award Agreement or thereafter. The Committee shall have full and complete authority to determine, subject to Section 6.6 herein, whether an Option or SAR will be exercisable in full at any time or from time to time during the term of the Option or SAR, or to provide for the exercise thereof in such installments, upon the occurrence of such events and at such times during the term of the Option or SAR as the Committee may determine.

(b) The Committee may impose such conditions with respect to the exercise of Options, including without limitation, any relating to the application of federal, state or foreign securities laws or the Code, as it may deem necessary or advisable. The exercise of any Option granted hereunder shall be effective only at such time as the sale of Shares pursuant to such exercise will not violate any state or federal securities or other laws.

(c) An Option or SAR may be exercised in whole or in part at any time, with respect to whole Shares only, within the period permitted thereunder for the exercise thereof, and shall be exercised by written notice of intent to exercise the Option or SAR, delivered to the Company at its principal office, and payment in full to the Company at the direction of the Committee of the amount of the Option Price for the number of Shares with respect to which the Option is then being exercised.

(d) Payment of the Option Price shall be made in cash or cash equivalents, or, at the discretion of the Committee, (i) by transfer, either actually or by attestation, to the Company of Shares that have been held by the Participant for at least six (6) months (or such lesser period as may be permitted by the Committee), valued at the Fair Market Value of such Shares on the date of exercise (or next succeeding trading date, if the date of exercise is not a trading date), together with any applicable withholding taxes, such transfer to be upon such terms and conditions as determined by the Committee, or (ii) by a combination of such cash (or cash equivalents) and such Shares; provided, however, that the optionee shall not be entitled to tender Shares pursuant to successive, substantially simultaneous exercises of an Option or any other stock option of the Company. Subject to applicable securities laws and Company policy, the Company may permit an Option to be exercised by delivering a notice of exercise of the Option and simultaneously selling the Shares thereby acquired, pursuant to a brokerage or similar agreement approved in advance by proper officers of the Company, using the proceeds of such sale as payment of the Option Price, together with any applicable withholding taxes. Until the optionee has been issued the Shares subject to such exercise, he or she shall possess no rights as a shareholder with respect to such Shares.

(e) At the Committee's discretion, the amount payable as a result of the exercise of an SAR may be settled in cash, Shares or a combination of cash and Shares. A fractional Share shall not be deliverable upon the exercise of a SAR but a cash payment will be made in lieu thereof.

6.6 *Ten Percent Stock Rule.* Notwithstanding any other provisions in the Plan, if at the time an Option is otherwise to be granted pursuant to the Plan, the optionee or rights holder owns directly or indirectly (within the meaning of Section 424(d) of the Code) Shares of the Company possessing more than ten percent (10%) of the total combined voting power of all classes of Stock of the Company or its parent or Subsidiary or Affiliate corporations (within the meaning of Section 422(b)(6) of the Code), then any Incentive Stock Option to be granted to such optionee or rights holder pursuant to the Plan shall satisfy the requirement of Section 422(c)(5) of the Code, and the Option Price shall be not less than one hundred ten percent (110%) of the Fair Market Value of the Shares of the Company, and such Option by its terms shall not be exercisable after the expiration of five (5) years from the date such Option is granted.

Section 7. Restricted Shares And Restricted Share Units.

7.1 *Grant.*

(a) Subject to the provisions of the Plan, the Committee shall have sole and complete authority to determine the Participants to whom Restricted Shares and Restricted Share Units shall be granted, the number of Restricted Shares and/or the number of Restricted Share Units to be granted to each Participant, the duration of the period during which, and the conditions under which, the Restricted Shares and Restricted Share Units may be forfeited to the Company, and the other terms and conditions of such Awards. The Restricted Share and Restricted Share Unit Awards shall be evidenced by Award Agreements in such form as the Committee shall from time to time approve, which agreements shall comply with and be subject to the terms and conditions provided hereunder and any additional terms and conditions established by the Committee that are consistent with the terms of the Plan.

(b) Each Restricted Share and Restricted Share Unit Award made under the Plan shall be for such number of Shares as shall be determined by the Committee and set forth in the Award Agreement containing the terms of such Restricted Share or Restricted Share Unit Award. Such agreement shall set forth a period of time during which the grantee must remain in the continuous employment of the Company in order for the forfeiture and transfer restrictions to lapse. If the Committee so determines, the restrictions may lapse during such restricted period in installments with respect to specified portions of the Shares covered by the Restricted Share or Restricted Share Unit Award. The Award Agreement may also, in the discretion of the Committee, set forth performance or other conditions that will subject the Shares to forfeiture and transfer restrictions. The Committee may, at its discretion, waive all or any part of the restrictions applicable to any or all outstanding Restricted Share and Restricted Share Unit Awards.

7.2 *Delivery of Shares and Transfer Restrictions.* At the time of a Restricted Share Award, a certificate representing the number of Shares awarded thereunder shall be registered in the name of the grantee. Such certificate shall be held by the Company or any custodian appointed by the Company for the account of the grantee subject to the terms and conditions of the Plan, and shall bear such a legend setting forth the restrictions imposed thereon as the Committee, in its discretion, may determine. Unless otherwise provided in the applicable Award Agreement, the grantee shall have all rights of a shareholder with respect to the Restricted Shares, including the right to receive dividends and the right to vote such Shares, subject to the following restrictions: (i) the grantee shall not be entitled to delivery of the stock certificate until the expiration of the restricted period and the fulfillment of any other restrictive conditions set forth in the Award Agreement with respect to such Shares; (ii) none of the Shares may be sold, assigned, transferred, pledged, hypothecated or otherwise encumbered or disposed of during such restricted period or until after the fulfillment of any such other restrictive conditions; and (iii) except as otherwise determined by the Committee at or after grant, all of the Shares shall be forfeited and all rights of the grantee to such Shares shall terminate, without further obligation on the part of the Company, unless the grantee remains in the continuous employment of the Company for the entire restricted period in relation to which such Shares were granted and unless any other restrictive conditions relating to the Restricted Share Award are met. Unless otherwise provided in the applicable Award Agreement, any Shares, any other securities of the Company and any other property (except for cash dividends) distributed with respect to the Shares subject to Restricted Share Awards shall be subject to the same restrictions, terms and conditions as such Restricted Shares.

7.3 *Termination of Restrictions.* At the end of the restricted period and provided that any other restrictive conditions of the Restricted Share Award are met, or at such earlier time as otherwise determined by the Committee, all restrictions set forth in the Award Agreement relating to the Restricted Share Award or in the Plan shall lapse as to the restricted Shares subject thereto, and a stock certificate for the appropriate number of Shares, free of the restrictions and restricted stock legend, shall be delivered to the Participant or the Participant's beneficiary or estate, as the case may be.

7.4 *Payment of Restricted Share Units.* Each Restricted Share Unit shall have a value equal to the Fair Market Value of a Share. Restricted Share Units shall be paid in cash, Shares, other securities or other property, as determined in the sole discretion of the Committee, upon the lapse of the restrictions applicable thereto, or otherwise in accordance with the applicable Award Agreement. Unless otherwise provided in the applicable Award Agreement, a Participant shall receive dividend rights in respect of any vested Restricted Stock Units at the time of any payment of dividends to shareholders on Shares. The amount of any such dividend right shall equal the amount that would be payable to the Participant as a shareholder in respect of a number of Shares equal to the number of vested Restricted Stock Units then credited to the Participant. Any such dividend right shall be paid in accordance with the Company's payment practices as may be established from time to time and as of the date on which such dividend would have been payable in respect of outstanding Shares. No dividend equivalents shall be paid in respect of Restricted Share Units that are not yet vested. Except as otherwise determined by the Committee at or after grant, Restricted Share Units may not be sold, assigned, transferred, pledged, hypothecated or otherwise encumbered or disposed of, and all Restricted Share Units and all rights of the grantee to such Restricted Share Units shall terminate, without further obligation on the part of the Company, unless the grantee remains in continuous employment of the Company for the entire restricted period in relation to which such Restricted Share Units were granted and unless any other restrictive conditions relating to the Restricted Share Unit Award are met.

Section 8. Performance Awards.

8.1 *Grant.* The Committee shall have sole and complete authority to determine the Participants who shall receive a Performance Award, which shall consist of a right that is (i) denominated in cash or Shares (including but not limited to Restricted Shares and Restricted Share Units), (ii) valued, as determined by the Committee, in accordance with the achievement of such performance goals during such performance periods as the Committee shall establish, and (iii) payable at such time and in such form as the Committee shall determine.

8.2 *Terms and Conditions.* Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award and the amount and kind of any payment or transfer to be made pursuant to any Performance Award, and may amend specific provisions of the Performance Award; provided, however, that such amendment may not adversely affect existing Performance Awards made within a performance period commencing prior to implementation of the amendment.

8.3 *Payment of Performance Awards.* Performance Awards may be paid in a lump sum or in installments following the close of the performance period or, in accordance with the procedures established by the Committee, on a deferred basis. Termination of employment prior to the end of any performance period, other than for reasons of death or Disability, will result in the forfeiture of the Performance Award, and no payments will be made. A Participant's rights to any Performance Award may not be sold, assigned, transferred, pledged, hypothecated or otherwise encumbered or disposed of in any manner, except by will or the laws of descent and distribution, and/or except as the Committee may determine at or after grant.

Section 9. Other Stock-Based Awards.

The Committee shall have the authority to determine the Participants who shall receive an Other Stock-Based Award, which shall consist of any right that is (i) not an Award described in Sections 6 and 7 above and (ii) an Award of Shares or an Award denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares), as deemed by the Committee to be consistent with the purposes of the Plan. Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine the terms and conditions of any such Other Stock-Based Award.

Section 10. Non-Employee Director And Outside Director Awards.

10.1 The Board may provide that all or a portion of a Non-Employee Director's annual retainer, meeting fees and/or other awards or compensation as determined by the Board, be payable (either automatically or at the election of a Non-Employee Director) in the form of Non-Qualified Stock Options, Restricted Shares, Restricted Share Units and/or Other Stock-Based Awards, including unrestricted Shares. The Board shall determine the terms and conditions of any such Awards, including the terms and conditions which shall apply upon a termination of the Non-Employee Director's service as a member of the Board, and shall have full power and authority in its discretion to administer such Awards, subject to the terms of the Plan and applicable law.

10.2 The Board may also grant Awards to Outside Directors pursuant to the terms of the Plan, including any Award described in Sections 6, 7 and 9 above. With respect to such Awards, all references in the Plan to the Committee shall be deemed to be references to the Board.

Section 11. Provisions Applicable To Covered Officers And Performance Awards.

11.1 Notwithstanding anything in the Plan to the contrary, unless the Committee determines that a Performance Award to be granted to a Covered Officer should not qualify as "performance-based compensation" for purposes of Section 162(m), Performance Awards granted to Covered Officers shall be subject to the terms and provisions of this Section 11.

11.2 The Committee may grant Performance Awards to Covered Officers based solely upon the attainment of performance targets related to one or more performance goals selected by the Committee from among the goals specified below. For the purposes of this Section 11, performance goals shall be limited to one or more of the following Company, Subsidiary, operating unit, business segment or division financial performance measures:

(a) earnings before interest, taxes, depreciation and/or amortization;

(b) operating income or profit;

(c) operating efficiencies;

(d) return on equity, assets, capital, capital employed or investment;

(e) after tax operating income;

(f) net income;

(g) earnings or book value per Share;

(h) cash flow(s);

(i) total sales or revenues or sales or revenues per employee;

(j) production (separate work units or SWUs);

(k) stock price or total shareholder return;

(l) dividends;

(m) debt reduction;

(n) strategic business objectives, consisting of one or more objectives based on meeting specified cost targets, business expansion goals and goals relating to acquisitions or divestitures; or

(o) any combination thereof.

Each goal may be expressed on an absolute and/or relative basis, may be based on or otherwise employ comparisons based on internal targets, the past performance of the Company or any Subsidiary, operating unit, business segment or division of the Company and/or the past or current performance of other companies, and in the case of earnings-based measures, may use or employ comparisons relating to capital, shareholders' equity and/or Shares outstanding, or to assets or net assets. The Committee may appropriately adjust any evaluation of performance under criteria set forth in this Section 11.2 to exclude any of the following events that occurs during a performance period: (i) asset write-downs, (ii) litigation or claim judgments or settlements, (iii) the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results, (iv) accruals for reorganization and restructuring programs and (v) any extraordinary non-recurring items as described in Accounting Principles Board Opinion No. 30 and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to shareholders for the applicable year.

11.3 With respect to any Covered Officer, the maximum annual number of Shares in respect of which all Performance Awards may be granted under Section 8 of the Plan is 300,000 and the maximum amount of all Performance Awards that are settled in cash and that may be granted under Section 8 of the Plan in any year is $3,000,000.

11.4 To the extent necessary to comply with Section 162(m), with respect to grants of Performance Awards, no later than 90 days following the commencement of each performance period (or such other time as may be required or permitted by Section 162(m) of the Code), the Committee shall, in writing, (1) select the performance goal or goals applicable to the performance period, (2) establish the various targets and bonus amounts which may be earned for such performance period, and (3) specify the relationship between performance goals and targets and the amounts to be earned by each Covered Officer for such performance period. Following the completion of each performance period, the Committee shall certify in writing whether the applicable performance targets have been achieved and the amounts, if any, payable to Covered Officers for such performance period. In determining the amount earned by a Covered Officer for a given performance period, subject to any applicable Award Agreement, the Committee shall have the right to reduce (but not increase) the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant in its sole discretion to the assessment of individual or corporate performance for the performance period.

11.5 Unless otherwise expressly stated in the relevant Award Agreement, each Award granted to a Covered Officer under the Plan is intended to be performance-based compensation within the meaning of Section 162(m). Accordingly, unless otherwise determined by the Committee, if any provision of the Plan or any Award

Agreement relating to such an Award does not comply or is inconsistent with Section 162(m), such provision shall be construed or deemed amended to the extent necessary to conform to such requirements, and no provision shall be deemed to confer upon the Committee discretion to increase the amount of compensation otherwise payable to a Covered Officer in connection with any such Award upon the attainment of the performance criteria established by the Committee.

Section 12. Termination Of Employment.

The Committee shall have the full power and authority to determine the terms and conditions that shall apply to any Award upon a termination of employment with the Company, its Subsidiaries and Affiliates, including a termination by the Company with or without Cause, by a Participant voluntarily, or by reason of death, Disability, Early Retirement or Retirement, and may provide such terms and conditions in the Award Agreement or in such rules and regulations as it may prescribe.

Section 13. Change In Control.

Notwithstanding any other provision of the Plan, unless otherwise provided in an Award Agreement or other contractual agreement between the Company and a Participant, if, within one year following a Change in Control, a Participant's employment with the Company (or its successor) is terminated by reason of (a) death; (b) disability; (c) Normal Retirement or Early Retirement; (d) for Good Reason by the Participant; or (e) involuntary termination by the Company for any reason other than for Cause, all outstanding Awards of such Participant shall vest, become immediately exercisable and payable and have all restrictions lifted.

Section 14. Amendment And Termination.

14.1 *Amendments to the Plan.* The Board may amend, alter, suspend, discontinue or terminate the Plan or any portion thereof at any time; provided that no such amendment, alteration, suspension, discontinuation or termination shall be made without shareholder approval if such approval is necessary to comply with any tax or regulatory requirement for which or with which the Board deems it necessary or desirable to comply.

14.2 *Amendments to Awards.* Subject to the restrictions of Section 6.2, the Committee may waive any conditions or rights under, amend any terms of or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary.

14.3 *Adjustments of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events.* The Committee is hereby authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4.2 hereof) affecting the Company, any Subsidiary or Affiliate, or the financial statements of the Company or any Subsidiary or Affiliate, or of changes in applicable laws, regulations or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

Section 15. General Provisions.

15.1 *Limited Transferability of Awards.* Except as otherwise provided in the Plan, no Award shall be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant, except by will or the laws of descent and distribution and/or as may be provided by the Committee in its discretion, at or after grant, in the Award Agreement or otherwise. No transfer of an Award by will or by laws of descent and distribution shall be effective to bind the Company unless the Company shall have been furnished with written notice thereof and an authenticated copy of the will and/or such other evidence as the Committee may deem necessary or appropriate to establish the validity of the transfer.

15.2 *Dividend Equivalents.* In the sole and complete discretion of the Committee, an Award may provide the Participant with dividends or dividend equivalents, payable in cash, Shares, other securities or other property on a current or deferred basis. All dividend or dividend equivalents which are not paid currently may, at the Committee's discretion, accrue interest, be reinvested into additional Shares, or, in the case of dividends or dividend equivalents credited in connection with Performance Awards, be credited as additional Performance Awards and paid to the Participant if and when, and to the extent that, payment is made pursuant to such Award. The total number of Shares available for grant under Section 4 shall not be reduced to reflect any dividends or dividend equivalents that are reinvested into additional Shares or credited as Performance Awards.

15.3. *Compliance with Section 409A of the Code.* No Award (or modification thereof) shall provide for deferral of compensation that does not comply with Section 409A of the Code unless the Committee, at the time of grant, specifically provides that the Award is not intended to comply with Section 409A of the Code. Notwithstanding any provision of this Plan to the contrary, if one or more of the payments or benefits received or to be received by a Participant pursuant to an Award would cause the Participant to incur any additional tax or interest under Section 409A of the Code, the Committee may reform such provision to maintain to the maximum extent practicable the original intent of the applicable provision without violating the provisions of section 409A of the Code.

15.4 *No Rights to Awards.* No Person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards need not be the same with respect to each Participant.

15.5 *Share Certificates.* All certificates for Shares or other securities of the Company or any Subsidiary or Affiliate delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations and other requirements of the SEC or any state securities commission or regulatory authority, any stock exchange or other market upon which such Shares or other securities are then listed, and any applicable Federal or state laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

15.6 *Withholding.* A Participant may be required to pay to the Company or any Subsidiary or Affiliate and the Company or any Subsidiary or Affiliate shall have the right and is hereby authorized to withhold from any Award, from any payment due or transfer made under any Award or under the Plan, or from any compensation or other amount owing to a Participant the amount (in cash, Shares, other securities, other Awards or other property) of any applicable withholding or other tax-related obligations in respect of an Award, its exercise or any other transaction involving an Award, or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes. The Committee may provide for additional cash payments to holders of Options to defray or offset any tax arising from the grant, vesting, exercise or payment of any Award.

15.7 *Award Agreements.* Each Award hereunder shall be evidenced by an Award Agreement that shall be delivered to the Participant and may specify the terms and conditions of the Award and any rules applicable thereto. In the event of a conflict between the terms of the Plan and any Award Agreement, the terms of the Plan shall prevail. The Committee shall, subject to applicable law, determine the date an Award is deemed to be granted. The Committee or, except to the extent prohibited under applicable law, its delegate(s) may establish the terms of agreements or other documents evidencing Awards under this Plan and may, but need not, require as a condition to any such agreement's or document's effectiveness that such agreement or document be executed by the Participant, including by electronic signature or other electronic indication of acceptance, and that such Participant agree to such further terms and conditions as specified in such agreement or document. The grant of an Award under this Plan shall not confer any rights upon the Participant holding such Award other than such terms, and subject to such conditions, as are specified in this Plan as being applicable to such type of Award (or to all Awards) or as are expressly set forth in the agreement or other document evidencing such Award.

15.8. *No Limit on Other Compensation Arrangements.* Nothing contained in the Plan shall prevent the Company or any Subsidiary or Affiliate from adopting or continuing in effect other compensation arrangements, which may, but need not, provide for the grant of Options, Restricted Shares, Restricted Share Units, Other Stock-Based Awards or other types of Awards provided for hereunder.

15.9 *No Right to Employment.* The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of the Company or any Subsidiary or Affiliate. Further, the Company or a Subsidiary or Affiliate may at any time dismiss a Participant from employment, free from any liability or any claim under the Plan, unless otherwise expressly provided in an Award Agreement.

15.10 *No Rights as Shareholder.* Subject to the provisions of the Plan and the applicable Award Agreement, no Participant or holder or beneficiary of any Award shall have any rights as a shareholder with respect to any Shares to be distributed under the Plan until such person has become a holder of such Shares. Notwithstanding the foregoing, in connection with each grant of Restricted Shares hereunder, the applicable Award Agreement shall specify if and to what extent the Participant shall not be entitled to the rights of a shareholder in respect of such Restricted Shares.

15.11 *Governing Law.* The validity, construction and effect of the Plan and any rules and regulations relating to the Plan and any Award Agreement shall be determined in accordance with the laws of the State of Delaware without giving effect to conflicts of laws principles.

15.12 *Severability.* If any provision of the Plan or any Award is, or becomes, or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Person or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

15.13 *Other Laws.* The Committee may refuse to issue or transfer any Shares or other consideration under an Award if, acting in its sole discretion, it determines that the issuance or transfer of such Shares or such other consideration might violate any applicable law or regulation (including applicable non-U.S. laws or regulations) or entitle the Company to recover the same under Exchange Act Section 16(b), and any payment tendered to the Company by a Participant, other holder or beneficiary in connection with the exercise of such Award shall be promptly refunded to the relevant Participant, holder or beneficiary.

15.14 *No Trust or Fund Created.* Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Subsidiary or Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Subsidiary or Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Subsidiary or Affiliate.

15.15 *No Fractional Shares.* No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Shares or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

15.16 *Headings.* Headings are given to the sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

Section 16. Term Of The Plan.

16.1 *Effective Date.* The Plan shall be effective as of _______________, 2006 provided it has been approved by the Board and by the Company's shareholders.

16.2 *Expiration Date.* No new Awards shall be granted under the Plan after the tenth (10th) anniversary of the Effective Date. Unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award granted hereunder may, and the authority of the Board or the Committee to amend, alter, adjust, suspend, discontinue or terminate any such Award or to waive any conditions or rights under any such Award shall, continue after the tenth (10th) anniversary of the Effective Date.

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LUMINEX CORPORATION
2006 Management Stock Purchase Plan

1. Purposes; Construction.

This Plan shall be known as the "Luminex 2006 Management Stock Purchase Plan" and is hereinafter referred to as the "Plan." The purposes of the Plan are to attract and retain highly-qualified executives, to align executive and stockholder long-term interests by creating a direct link between executive compensation and stockholder return, to enable executives to develop and maintain a substantial equity-based interest in Luminex Corporation (the "Company"), and to provide incentives to such executives to contribute to the success of the Company's business. The provisions of the Plan are intended to satisfy the requirements of Section 16(b) of the Securities Exchange Act of 1934, as amended from time to time (the "Exchange Act"), and shall be interpreted in a manner consistent with the requirements thereof, as now or hereafter construed, interpreted and applied by regulation, rulings and cases.

The terms of the Plan shall be as set forth below.

2. Administration of the Plan.

(a) The Plan shall be administered by the Compensation Committee (the "Committee") which consists of two or more directors of the Company, each of whom shall (i) meet the independence requirements of the Nasdaq National Market, (ii) be a "non-employee director" for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules thereunder, and (iii) be an "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, and the regulations thereunder. The members of the Committee shall be appointed by and serve at the pleasure of the Board of Directors.

(b) The Committee shall have plenary authority in its discretion, but subject to the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan, to determine the terms and provisions of the Agreements (which need not be identical) and to make all other determinations deemed necessary or advisable for the administration of the Plan. The Committee's determinations on the foregoing matters shall be final and conclusive.

(c) No member of the Board or the Committee shall be liable for any action taken or determination made in good faith with respect to the Plan or any grant hereunder.

3. Definitions.

As used in this Plan, the following words and phrases shall have the meanings indicated:

(a) "Agreement" shall mean an agreement entered into between the Company and a Participant in connection with a grant under the Plan.

(b) "Board " shall mean the Board of Directors of the Company.

(c) "Annual Bonus" shall mean the bonus earned by a Participant as determined by the Committee with respect to each year.

(d) "Cause" shall mean the Participant's fraud, embezzlement, defalcation, gross negligence in the performance or nonperformance of the Participant's duties or failure or refusal to perform the Participant's duties (other than as a result of Disability) at any time while in the employ of the Company or a Subsidiary.

(e) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

(f) "Committee" shall mean the Compensation Committee of the Board.

(g) "Company" shall mean Luminex Corporation, a Delaware corporation, or any successor corporation.

(h) "Disability" shall mean a Participant's total and permanent inability to perform his or her duties with the Company or any Subsidiary by reason of any medically determinable physical or mental impairment, within the meaning of Code Section 22(e)(3).

(i) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time and as now or hereafter construed, interpreted and applied by regulations, rulings and cases.

(j) "Fair Market Value" per Share, Restricted Share or Restricted Share Unit shall mean the closing price on the Nasdaq National Market (or its equivalent if the Shares are not traded on the Nasdaq National Market) of a Share for the relevant valuation date (or next preceding trading day, if such valuation date is not a trading day).

(k) "Participant" shall mean a person who receives a grant of Restricted Shares under the Plan.

(l) "Participating Subsidiary" shall mean any Subsidiary that is designated by the Committee or Board to be a participating employer under the Plan.

(m) "Plan" shall mean the Luminex Corporation 2006 Management Stock Purchase Plan, as in effect from time to time.

(n) "Restricted Period" shall have the meaning given in Section 6(b) hereof.

(o) "Restricted Share" or "Restricted Shares" shall mean the common stock purchased hereunder subject to restrictions.

(p) "Restricted Share Unit" or "Restricted Share Units" shall have the meaning given in Section 6(e) hereof.

(q) "Rule 16b-3" shall mean Rule 16b-3, as in effect from time to time, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act, including any successor to such Rule.

(r) "Section 16 Person" shall mean a Participant who is subject to the reporting and short-swing liability provisions of Section 16 of the Exchange Act.

(s) "Shares" shall mean the voting shares of common stock of the Company, with a par value of $.01 per share.

(t) "Subsidiary" shall mean any subsidiary of the Company (whether or not a subsidiary as of the date the Plan is adopted).

4. **Stock Subject to Plan.**

The maximum number of Shares which shall be distributed as Restricted Shares under the Plan shall be 500,000 Shares, which number shall be subject to adjustment as provided in Section 8 hereof. Such Shares may be either authorized but unissued Shares or Shares that have been or may be reacquired by the Company.

If any outstanding Restricted Shares under the Plan shall be forfeited and reacquired by the Company, or withheld to satisfy federal or state tax or withholding obligations, the Shares so forfeited or withheld shall (unless the Plan shall have been terminated) again become available for use under the Plan.

5. **Eligibility.**

All officers of the Company and each Participating Subsidiary shall be eligible to become Participants in the Plan.

Each Participant may elect to receive, in lieu of a specified portion of his or her Annual Bonus, a number of Restricted Shares equal to the amount of such specified portion of the Annual Bonus divided by a dollar amount equal to 80% of the Fair Market Value of a Share on the date on which such Restricted Shares are granted. The Annual Bonus payable to the Participant in cash shall be reduced by the designated portion. Any such election shall be effective beginning with the bonus payable with respect to the first calendar year next following the calendar year in which such election is made (and shall become irrevocable on December 31 of the calendar year in which it is made). Any cancellation of, or other change in, any such bonus reduction election shall become effective as of the first calendar year next following the calendar year in which notice of such cancellation or change is filed (and any such notice shall become irrevocable on December 31 of the calendar year in which it is filed). Restricted Shares shall be granted in respect of such bonus reductions by March 15 of each calendar year or as soon as practicable following the Committee's determination of the Annual Bonus earned.

In the event that a Participant who has elected a bonus reduction hereunder shall terminate employment before Restricted Shares are granted in respect of such bonus reduction, any bonus to which the Participant would otherwise be entitled shall be paid to the Participant consistent with the Company's bonus payment practices and any contractual provisions between the Participant and the Company.

6. **Restricted Shares.**

Each grant of Restricted Shares under the Plan shall be evidenced by a written Agreement between the Company and Participant, which shall be in such form as the Committee shall from time to time approve and shall comply with the following terms and conditions (and with such other terms and conditions not inconsistent with such terms as the Committee, in its discretion, may establish):

(a) **Number of Shares.** Each Agreement shall state the number of Restricted Shares to be granted thereunder.

(b) **Restricted Period.** Subject to such exceptions as may be determined by the Committee in its discretion, the Restricted Period for Restricted Shares granted under the Plan shall be three (3) years from the date of grant.

(c) **Ownership and Restrictions.** At the time of grant of Restricted Shares, a certificate representing the number of Restricted Shares granted shall be registered in the name of the Participant. Such certificate shall be held by the Company or any custodian appointed by the Company for the account of the Participant subject to the terms and conditions of the Plan, and shall bear such legend setting forth the restrictions imposed thereon as the Committee, in its discretion, may determine. The Participant shall have all rights of a stockholder with respect to such Restricted Shares, including the right to receive dividends and the right to vote such Restricted Shares, subject to the following restrictions: (i) the Participant shall not be entitled to delivery of the stock certificate until the expiration of the Restricted Period and the fulfillment of any other restrictive conditions set forth in this Plan or the Agreement with respect to such Restricted Shares; (ii) none of the Restricted Shares may be sold, assigned, transferred, pledged, hypothecated or otherwise encumbered or disposed of (except by will or the applicable laws of descent and distribution) during such Restricted Period or until after the fulfillment of any such other restrictive conditions; and (iii) except as otherwise determined by the Committee, all of the Restricted Shares shall be forfeited and all rights of the Participant to such Restricted Shares shall terminate, without further obligation on the part of the Company, unless the Participant remains in the continuous employment of the Company or any subsidiaries for the entire Restricted Period and unless any other restrictive conditions relating to the Restricted Shares are met. Any common stock, any other securities of the Company and any other property (except cash dividends) distributed with respect to the Restricted Shares shall be subject to the same restrictions, terms and conditions as such Restricted Shares.

(d) **Termination of Restrictions.** At the end of the Restricted Period and provided that any other restrictive conditions of the Restricted Shares are met, or at such earlier time as shall be determined by the Committee, all restrictions set forth in the Agreement relating to the Restricted Shares or in the Plan shall lapse as to the Restricted Shares subject thereto, and a stock certificate for the appropriate number of Shares, free of the restrictions and restrictive stock legend (other than as required under the Securities Act of 1933 or otherwise), shall be delivered to the Participant or his or her beneficiary or estate, as the case may be.

(e) **Restricted Share Units.** Notwithstanding anything elsewhere in the Plan to the contrary, if during the Restricted Period relating to a Participant's Restricted Shares the Committee shall determine that the Company may lose its Federal income tax deduction in connection with the future lapsing of the restrictions on such Restricted Shares because of the deductibility cap of section 162(m) of the Code, the Committee, in its discretion, may convert some or all of such Restricted Shares into an equal number of Restricted Share Units, as to which payment will be postponed until such time as the Company will not lose its Federal income tax deduction for such payment under section 162(m). Until payment of the Restricted Share Units is made, the Participant will be credited with dividend equivalents on the Restricted Share Units, which dividend equivalents will be converted into additional Restricted Share Units. When payment of any Restricted Share Units is made, it will be in the same form as would apply if the Participant were then holding Restricted Shares instead of Restricted Share Units.

7. <u>Termination of Employment.</u>

The following rules shall apply, in the event of a Participant's termination of employment with the Company and its Subsidiaries, with respect to Restricted Shares held by the Participant at the time of such termination:

(a) **Termination of Employment During Restricted Period.** Except as provided herein, if during the Restricted Period for any Restricted Shares held by a Participant the Participant's employment is terminated either (i) for Cause by the Company or a Subsidiary or (ii) for any reason by the Participant, the Participant shall forfeit all rights with respect to such Restricted Shares, which shall automatically be considered to be cancelled, and shall have only an unfunded right to receive from the Company's general assets a cash payment equal to the lesser of (i) the Fair Market Value of such Restricted Shares on the Participant's last day of employment or (ii) the aggregate Annual Bonus amounts foregone by the Participant as a condition of receiving such Restricted Shares.

Except as otherwise provided herein, if a Participant's employment is terminated by the Company or a Subsidiary without Cause during the Restricted Period for any Restricted Shares held by the Participant, the Participant shall forfeit all rights with respect to such Restricted Shares, which shall automatically be considered to be cancelled, and shall have only an unfunded right to receive from the Company's general assets a cash payment equal to either (i) the Fair Market Value of such Restricted Shares on the Participant's last day of employment or (ii) the aggregate Annual Bonus amounts or aggregate amount of salary (as the case may be) foregone by the Participant as a condition of receiving such Restricted Shares, with the Committee to have the sole discretion as to which of such amounts shall be payable. The Committee shall be considered to have delegated its authority to determine the amount of payment pursuant to this Section 7(a) Paragraph 2 to the Chief Executive Officer of the Company as it relates to Non-Section 16 Persons, which authority is revocable at any time.

If the employment of a Participant holding Restricted Share Units terminates during the Restricted Period relating to such Restricted Share Units, they shall be treated in a manner substantially equivalent to the treatment of Restricted Shares set forth above.

(b) **Accelerated Lapse of Restrictions.** Upon a termination of employment which results from a Participant's death or Disability, all restrictions then outstanding with respect to Restricted Shares held by such Participant shall automatically expire and be of no further force and effect.

(c) **Retirement of Participant.** Upon the retirement of a Participant, the Committee shall determine, in its discretion, whether all restrictions then outstanding with respect to Restricted Shares held by the Participant shall expire or the Participant shall instead be treated as though the Participant's employment had been terminated by the Company without Cause, as described above.

8. Dilution and Other Adjustments.

In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, stock split, or other change in corporate structure affecting the Shares, such substitution or adjustment shall be made in the aggregate number of Shares that may be distributed as Restricted Shares under the Plan and the number of Restricted Shares outstanding under the Plan as may be determined to be appropriate by the Committee in its sole discretion; provided, however, that the number of Shares thus subject to the Plan shall always be a whole number.

9. Payment of Withholding and Payroll Taxes.

Subject to the requirements of Section 16(b) of the Exchange Act, the Committee shall have discretion to permit or require a Participant, on such terms and conditions as it determines, to pay all or a portion of any taxes arising in connection with a grant of Restricted Shares hereunder, or the lapse of restrictions with respect thereto, by having the Company withhold Shares or by the Participant's delivering other Shares having a then-current Fair Market Value equal to the amount of taxes to be withheld. In the absence of such withholding or delivery of Shares, the Company shall otherwise withhold from any payment under the Plan all amounts required by law to be withheld.

10. Coordination with 2006 Equity Incentive Plan.

In the event a Participant's Annual Bonus has been designated under the Performance Award provisions of the Company's 2006 Equity Incentive Plan, the maximum amount of such Participant's Annual Bonus that may be used to purchase Restricted Shares under the Plan is $2,000,000 and the maximum number of Restricted Shares that may be purchased by the Participant in any one year is 50,000.

11. No Rights to Employment.

Nothing in the Plan or in any grant made or Agreement entered into pursuant hereto shall confer upon any Participant the right to continue in the employ of the Company or any Subsidiary or to be entitled to any remuneration or benefits not set forth in the Plan or such Agreement, or interfere with, or limit in any way, the right of the Company or any Subsidiary to terminate such Participant's employment. Grants made under the Plan shall not be affected by any change in duties or position of a Participant as long as such Participant continues to be employed by the Company or a Subsidiary.

12. Amendment and Termination of the Plan.

The Board, at any time and from time to time, may suspend, terminate, modify or amend the Plan; provided, however, that an amendment which requires stockholder approval for the Plan to continue to comply with any law, regulation or stock exchange requirement shall not be effective unless approved by the requisite vote of stockholders. No suspension, termination, modification or amendment of the Plan may adversely affect any grants previously made, unless the written consent of the Participant is obtained.

13. Term of the Plan.

The Plan shall terminate ten years from the Effective Date (as defined below). No other grants may be made after such termination, but termination of the Plan shall not, without the consent of any Participant who then holds Restricted Shares or to whom Restricted Share Units are then credited, alter or impair any rights or obligations in respect of such Restricted Shares or Restricted Share Units.

14. Governing Law.

The Plan and the rights of all persons claiming hereunder shall be construed and determined in accordance with the laws of the State of Delaware without giving effect to the choice of law principles thereof, except to the extent that such laws are preempted by Federal law.

The Plan shall be effective, subject to Board and stockholder approval, as of _________, 2006 (the "Effective Date").

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

/X/ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005 or

// Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from ____ to ____.

Commission File No. 000-30109

LUMINEX CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	**74-2747608** (I.R.S. Employer Identification No.)
12212 TECHNOLOGY BLVD., AUSTIN, TEXAS (Address of principal executive offices)	**78727** (Zip Code)

(512) 219-8020
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12 (b) of the Act: None
Securities registered pursuant to Section 12 (g) of the Act:

COMMON STOCK, PAR VALUE $0.001 PER SHARE
RIGHTS TO PURCHASE SERIES A JUNIOR PARTICIPATING PREFERRED STOCK, PAR VALUE $0.001 PER SHARE
(TITLE OF CLASS)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]   Accelerated filer[X]   Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

Based on the closing sale price of common stock on The Nasdaq Stock Market on June 30, 2005, the aggregate market value of the voting stock held by non-affiliates of the Registrant was $280,226,521 as of such date, which assumes, for purposes of this calculation only, that all shares of common stock beneficially held by officers and directors are shares owned by "affiliates."

There were 31,781,002 shares of the Company's Common Stock, par value $0.001 per share, outstanding on March 10, 2006.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for its 2006 Annual Meeting of Stockholders are incorporated by reference into Part III hereof.

LUMINEX CORPORATION

FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

Safe Harbor Cautionary Statement

This annual report on Form 10-K contains statements that are forward-looking statements as defined within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Forward-looking statements give our current expectations of forecasts of future events. All statements other than statements of current or historical fact contained in this annual report, including statements regarding our future financial position, business strategy, budgets, projected costs, and plans and objectives of management for future operations, are forward-looking statements. The words "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "plan," "projects," "will," and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements are based on our current plans and actual future activities, and our results of operations may be materially different from those set forth in the forward-looking statements as a result of known or unknown risks and uncertainties, including, among other things:

- risks and uncertainties relating to market demand and acceptance of our products and technology,
- dependence on strategic partners for development, commercialization and distribution of products,
- fluctuations in quarterly results due to a lengthy and unpredictable sales cycle,
- our ability to scale manufacturing operations and manage operating expenses, gross margins and inventory levels,
- potential shortages of components,

- competition,
- the timing of regulatory approvals,
- the implementation, and any modification, of the Company's strategic operating plans, and
- the potential adverse outcome of any pending or future litigation against or by our Company.

Any or all of our forward-looking statements in this annual report may turn out to be inaccurate. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They can be affected by inaccurate assumptions we might make or by known or unknown risks, uncertainties and assumptions, including the risks, uncertainties and assumptions outlined above and described in Item 1A "Risk Factors" below.

In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this annual report may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. When you consider these forward-looking statements, you should keep in mind these risk factors and other cautionary statements in this annual report, including in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in Item 1A "Risk Factors."

Our forward-looking statements speak only as of the date made. We undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this annual report.

Luminex® and xMAP® are trademarks of Luminex Corporation. This report also refers to trademarks, service marks and trade names of other organizations.

PART I

ITEM 1. BUSINESS

Overview

Luminex Corporation develops, manufactures and sells proprietary biological testing technologies with applications throughout the life sciences industry. Our xMAP® technology, an open architecture, multiplexing technology, allows simultaneous analysis of up to 100 bioassays on a small sample volume, typically a single drop of fluid by reading biological tests on the surface of microscopic polystyrene beads called microspheres. xMAP technology combines this miniaturized liquid array bioassay capability with small lasers, digital signal processors and proprietary software to create a system offering advantages in speed, precision, flexibility and cost. Our xMAP technology is currently being used within various segments of the life sciences industry which includes the fields of drug discovery and development, clinical diagnostics, genetic analysis, bio-defense, protein analysis and biomedical research. Our products are described below under "Products." The life sciences industry depends on a broad range of tests, called bioassays, to perform diagnostic tests, discover and develop new drugs and identify genes.

Luminex was incorporated under the laws of the State of Texas in May 1995 and began commercial production of our Luminex 100 System in 1999. We were reincorporated in the State of Delaware in July 2000. Our shares of common stock are traded on The Nasdaq Stock Market under the symbol "LMNX." Our principal executive offices are located at 12212 Technology Blvd., Austin, Texas 78727, and our telephone number is (512) 219-8020. Our website address is *www.luminexcorp.com.* Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, are available free of charge through our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. Information contained on our website is not incorporated by reference into this report and such information should not be considered to be part of this report except as expressly incorporated herein. The public may read and copy these materials at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20949 or on the SEC's website at http://www.sec.gov. Questions regarding the public reference room may be directed to the SEC at 800-732-0330.

Industry Background

The life sciences industry uses bioassays to detect the presence of certain biochemicals, proteins or nucleic acid in a sample. Drug discovery, genetic analysis, pharmacogenomics, clinical diagnostics and general biomedical research all use bioassays. For example, bioassays can be used to:

- measure the attraction, or affinity, between a chemical compound and a disease target for drug discovery and development;
- assist physicians in prescribing the appropriate tailored drug therapy based on the patient's unique genetic makeup, a process known as pharmacogenetics;
- detect genetic variations, such as single nucleotide polymorphisms; and
- measure the presence and quantity of biochemicals in a patient's blood, other body fluid or tissue to assist physicians in diagnosing, treating or monitoring disease conditions.

The life sciences user either purchases bioassays in the form of off-the-shelf kits, develops them internally or utilizes a customized service to meet their specific needs. Although it is important to note that our xMAP technology is relevant to only a subset of the total life sciences market, industry reports estimated the total global market for tools and consumables used in drug discovery and development, clinical diagnostics and biomedical research to have been approximately $43 billion in 2005 and is expected to grow at an annual rate of approximately 6%. Based on estimates contained in our strategic consulting study that was updated in 2006, the key segments we are focused on represent a market of approximately $3.2 billion in end-user sales with an anticipated annual growth rate of approximately 15%.

The table below briefly describes the key bioassay technologies in the life sciences industry:

KEY TECHNOLOGIES	DESCRIPTION	MARKETS SERVED
BioChips/Microarrays	High-density arrays of DNA fragments or proteins attached to a flat glass or silicon surface	Biomedical research and select clinical diagnostics
Immunoassays	Automated test tube based instruments	Clinical diagnostics
Gels and blots	Physical separation of analytes for visualization	Clinical diagnostics and biomedical research
Real-time PCR	Quantitative tests which monitor the progress of polymerase chain reaction (PCR) during the amplification reaction instead of post-reaction.	Nucleic acid testing in clinical diagnostics and biomedical research.
Microfluidics chips	Miniaturized liquid handling system on a chip	Biomedical research
Microtiter-plate based assays	Plastic trays with discrete wells in which assays are fixed	Drug discovery, clinical diagnostics and biomedical research

Our xMAP Technology

Our xMAP technology combines existing biological testing techniques with advanced digital signal processing and proprietary software. With our technology, discrete bioassays are performed on the surface of color-coded microspheres. These microspheres are read in a compact analyzer that utilizes lasers and high-speed digital signal processing to simultaneously identify the bioassay and measure the results. The key features of xMAP technology include the following:

- Multi-analyte/multi-format

  xMAP technology has been designed to simultaneously perform up to 100 distinct bioassays in a single tube or well of a microtiter plate using only a small amount of sample. Moreover, unlike most existing technologies that are dedicated to only one type of bioassay, xMAP can perform multiple types of assays including enzymatic, genetic and immunologic tests on the same instrumentation platform.

- Flexibility/scalability

  xMAP technology allows flexibility in customizing test panels. Panels can be modified to include new bioassays in the same tube by adding additional microsphere sets. It is also scalable, meaning that there is no change in the manufacturing process and only minimal changes to the required labor to produce a small or large number of microsphere-based tests.

- Throughput

  Our technology is currently able to perform up to 100 tests in a single tube permitting up to 9,600 unattended tests to be detected in less than an hour with only a small amount of sample. Rapid sample analysis permits efficient use for high-throughput applications.

- Ease of use

  Most xMAP bioassays are simple to perform. A test sample is added to a solution containing microspheres that have been coated with reagents. The solution is then processed through our xMAP technology system which incorporates proprietary software to automate data acquisition and analysis in real-time.

- Cost effective

  We have designed our xMAP technology to be cost effective for customers compared to competitive techniques such as microarrays or enzyme-linked immunosorbent assay (ELISA). In addition, microsphere-based bioassays are inexpensive compared to other technologies such as biochips.

Polystyrene microspheres, approximately 5.6 microns in diameter, are a fundamental component of the xMAP technology. We purchase and manufacture microspheres and, in a proprietary process, dye them with varying intensities of a red and a near infrared dye to achieve up to 100 distinct colors. The specific dye proportions permit each color-coded microsphere to be readily identified based on its distinctive fluorescent signature. Our customers create bioassays by attaching different biochemical reactants to each distinctly colored microsphere set. The microsphere sets can then be combined in test panels as required by the user, with a current maximum of 100 tests per panel.

To perform a bioassay using xMAP technology, a researcher attaches biochemicals, or reagents, to one or more sets of color-coded microspheres, which are then mixed with a test sample. This mixture is injected into the xMAP analyzer, where the microspheres pass single-file in a fluid stream through two laser beams. The first laser excites the internal dyes that are used to identify the color of the microsphere and the test being performed on the surface of the microsphere. The second laser excites a fluorescent dye captured on the surface of the microspheres that is used to quantify the result of the bioassay taking place. Our proprietary optics, digital signal processors and software record the fluorescent signature of each microsphere and compare the results to the known identity of that color-coded microsphere set. The results are analyzed and displayed in real-time with data stored on the computer database for reference, evaluation and analysis.

Business Strategy

Our primary goal continues to be the establishment of our xMAP technology as the industry standard for performing bioassays by transforming Luminex from a technology-based company to a more market-driven, customer-focused company. To achieve this goal, we have implemented and are pursuing the following strategies:

- Focus on key market segments

  In the spring of 2003, we completed a strategic study using the services of a consulting firm with extensive experience in the life sciences industry. In December 2005, we commissioned the same consulting firm to update and validate the data generated in the original study. The results of both studies provided valuable information regarding market opportunities and market size for key segments in which we believe the Company has distinct competitive advantages over existing and emerging technologies. The key market segments identified as a result of our studies were (i) profile oriented screening and secondary screening, (ii) RNA profiling and transcriptional screening, (iii) genetic disease and molecular infectious disease testing, and (iv) immunodiagnostics. Additionally, we have identified three other potential segment opportunities that include bio-defense, cell signaling and Ag/Bio. We have dedicated our primary efforts towards these markets and will continue to employ a partnership driven business model focused on these key segments and selectively pursue opportunities for incremental revenue in other segments.

  We will continue to focus our commercialization efforts through strategic partners on large sectors of the life sciences industry where Luminex believes it has distinct competitive advantages over existing and emerging technologies. We define strategic partners as companies in the life sciences industry that either develop and distribute assays and tests on xMAP technology or may only distribute our xMAP technology systems and consumables. With our partners' support, we have targeted major pharmaceutical companies, large clinical laboratories, research institutions and major medical institutions for our principal marketing efforts. We believe these customers provide the greatest opportunity for maximizing the use of xMAP technology and that continued adoption by these industry leaders will promote wider market acceptance of our xMAP technology.

- Continue to develop strategic partnerships that are focused on our key market segments

  Currently, we have 24 strategic partners who have released commercialized reagent-based products utilizing the Luminex platform and are submitting royalties. These 24 strategic partners accounted for approximately 81% of our total revenue in 2005 and all of our strategic partners represented 90% of our total revenue. We intend to seek to broaden and accelerate market acceptance of xMAP technology through development, marketing and distribution partnerships with leaders in the life sciences industry that we believe can convert core product lines to our technology and develop new applications on the Luminex platform within their key segments. By leveraging our strategic partners' market positions and utilizing their distribution channels and marketing infrastructure, we believe we can continue to expand our installed base.

- Develop next generation products

Our research and development group is pursuing projects such as the development of consumables, automation, software and expansion and enhancement of our multiplexing capabilities to advance our xMAP technology. We are also collaborating with industry participants, biomedical research institutions and government entities to develop additional xMAP products.

- Focus on content strategy and customer needs

We are focused on maximizing the value that we provide to our partners and end user customers by co-developing with our partners specific content applications based on their customer needs and providing assay products directly to end users in niche segments that will not compete with our existing partners. We continue to believe that by enhancing our partner driven model with the delivery of value-added content, Luminex should be able to gain greater control over product development and commercialization. Through the Luminex Bioscience Group, we will develop a specific customer needs analysis, focused on the testing needs of the end user. This analysis will include current assay usage and needs as well as expected future assay needs, and the predicted sales and profit generated from each assay. Based on this analysis, Luminex will develop a detailed assay development program, guided by the value that can be generated by each assay. We believe a focused content strategy will allow Luminex to deliver increased value to our partners, customers and our shareholders resulting from greater usage per system attributable to development of the internal capability to design and build assay content, thereby delivering increased value to our partners and the end-user.

- Opportunistically pursue acquisitions that could accelerate these strategies

We are forming a strategy to pursue acquisition targets that are consistent with our goal of expanding our footprint in the marketplace. We are looking for opportunities that will enhance our capabilities, particularly in science, and our ability to develop those products demanded by the marketplace.

Products

Instruments

Luminex 100 and 200. The Luminex 100 and 200 are compact analyzers that integrate fluidics, optics and digital signal processing to perform up to 100 bioassays simultaneously in a single tube or well of a microtiter plate using only a small amount of sample. By combining small diode lasers with digital signal processors and microcontrollers, these systems perform rapid, multi-analyte profiles under the control of a Windows®-based personal computer and our proprietary software. The Luminex 200 is Luminex's newest instrument and offers enhanced ease-of-use and serviceability.

We also offer two peripheral components for the Luminex systems - the **XY Platform** and the **Luminex Sheath Delivery System (Luminex SD)**. The XY Platform complements the Luminex systems by automating the sequential positioning of each well of a microtiter plate, permitting up to 9,600 unattended tests per plate to be performed in less than an hour. The Luminex SD is a pressurized, external pump delivery system that enhances the delivery of sheath fluid to the Luminex systems by pumping sheath fluid from an external bulk reservoir, enabling the Luminex systems to operate for up to 24 hours without switching to a new reservoir of sheath fluid.

Luminex HTS™ (High-Throughput System). The customized, high-throughput version of our xMAP analyzer, the Luminex HTS, is interfaced with an automated liquid handler which allows for walk-away capability. The Luminex HTS utilizes a high pressure flow system, which produces a flow rate approximately ten times greater than the flow rate of the Luminex 100 or 200. The Luminex HTS can also be connected to robotic systems that deliver both 96 and 384 well plates allowing integration into automated test centers. The Luminex HTS was market released in the second half of 2003. Because of the customized nature of the Luminex HTS, it is built to order.

Total instrument revenue for 2005, 2004 and 2003 was $18.8 million, $19.0 million and $15.6 million, respectively; or 44%, 53% and 59% of total revenue, respectively.

Consumables

Microspheres. Our xMAP Systems use polystyrene microspheres that are approximately 5.6 microns in diameter. We dye the microspheres in sets with varying intensities of a red and a near infrared dye to achieve up to 100 distinct color sets. Each microsphere can carry the reagents of an enzymatic, genetic or immunologic bioassay. In addition to microspheres, consumables from Luminex also include sheath fluid. Additional consumables, for which Luminex receives a royalty, in the form of reagent kits are developed and distributed by our partners.

FlexMAP microspheres. These microspheres are linked to a set of 100 proprietary nucleic acid capture sequences providing a "universal array" for DNA and RNA work. They are designed for conducting genotyping and other nucleic acid-based experiments in the life sciences markets. When used in conjunction with our Luminex systems, the FlexMAP microspheres are designed to simplify the genotyping assay development process and increase assay flexibility. The FlexMAP microspheres may be used in customized end-user identified single nucleotide polymorphisms (SNPs) or in pre-defined kits developed by our strategic partners.

Luminex SeroMAP microspheres. Microspheres designed for specific protein based serological applications. Certain Luminex partners use this product for enriched sensitivity in serum-based assays.

Calibration and Control microspheres. Calibration microspheres are microspheres of known fluorescent light intensities used to calibrate the settings for the classification and reporter channel for the Luminex systems. Control microspheres are microspheres that are used to verify the calibration and optical integrity for both the classification and reporter channels for the Luminex 100 and 200 systems.

Total consumable revenue for the years ended December 31, 2005, 2004 and 2003 was $13.1 million, $9.0 million and $6.1 million, respectively; or 31%, 25% and 23% of total revenue, respectively. Additionally, our partners reported approximately $86 million and $52 million of royalty bearing consumable sales during 2005 and 2004 respectively, resulting in $5.3 million and $3.2 million of royalty revenue for the years ended December 31, 2005 and 2004, respectively.

Software

LXR. For partners interested in developing custom software applications based on xMAP technology, we offer the LXR Software Developer's Kit (SDK). This SDK provides a software interface for reading xMAP based assays on Luminex hardware, and allows a software developer to easily build a custom application to control Luminex hardware by providing an applications programming interface (API) to the Luminex system as well as a standard set of user interface (UI) components and applications. Sales of this product during 2005 did not represent a material component of our revenue.

Marketing/Sales and Business Development

Our sales and marketing strategy is to expand the installed base and utilization of xMAP technology and generate recurring revenues from royalties on bioassay kits and testing services developed or performed by others that use our technology, as well as the sale of microspheres and other consumables. The key element of our sales and marketing strategy is a strategic partner program with life sciences companies that will develop applications or perform testing using our technology platforms and distribute our systems to their customers.

We continue to use strategic partners as our primary distribution channel and we will continue to pursue new partnerships that intend to focus on applications within our key segments described above. Some of our strategic partners develop application-specific bioassay kits for use on our systems that they sell to their customers generating royalties for us. Certain strategic partners also perform testing services for third parties using our technology that also result in royalties for us. Other strategic partners also buy our products, including xMAP Luminex systems and consumables, and then resell those products to their customers. As of December 31, 2005, we had over 50 strategic partners, of which 24 have released commercialized products utilizing the Luminex platform and were submitting royalties. Of these 24 strategic partners with commercialized products, 12 companies principally serve the clinical diagnostics market and 12 companies principally serve the research market. These commercialized, royalty-submitting, strategic partners constituted 81% of the Company's revenues for 2005. We also believe our strategic partners provide us with complementary capabilities in product development, regulatory expertise and sales and marketing. By leveraging our strategic partners' bioassay testing competencies, customer relationships and distribution channels, we believe that we can achieve rapid market penetration without a direct sales force.

We also serve as the original equipment manufacturer (OEM) for certain strategic partners that choose to sell our xMAP technology systems under their own branding and marketing efforts.

Customers

As of December 31, 2005, a total of approximately 3,400 Luminex systems had been sold since inception. In 2005, two customers each accounted for more than 10% of our total revenues. Bio-Rad Laboratories, Inc. accounted for 23%, 24% and 16% of our total revenues in 2005, 2004 and 2003, respectively. One Lambda, Inc. accounted for 16%, 11% and 11% of our total revenues in 2005, 2004 and 2003, respectively. Biomedical Diagnostics and MiraiBio Inc. accounted for 12% and 10%, respectively, in 2003. No other customer accounted for more than 10% of our total revenues in 2005, 2004 or 2003. The loss of any of these customers could have a material adverse effect on our business, financial condition and results of operation. Additionally, for the annual periods ended December 31, 2005, 2004, and 2003, foreign sales to customers totaled $9.5 million, $8.9 million and $8.0 million, respectively, representing 22%, 25%, and 31%, respectively, of our total revenues for such periods. See Note 16 to our Consolidated Financial Statements.

Technical Operations

Our Technical Operations Group provides technical support to our customers, our strategic partners and their customers. Most of the Company's technical operations personnel are either biologists or biochemists and have extensive experience in academic, industrial and commercial settings. Cross training is a major focus, empowering group members to solve problems outside their primary assignment.

Technical Support

Our technical support department assists users primarily through a toll-free hotline, internet interface and e-mail communications. We deliver "24/7" technical support with our staff based at our Austin location as well as in our European subsidiary to better serve our customer base. Personnel assist our strategic partners and customers with product orders, software, hardware, system implementation and development of their bioassays. A comprehensive software and database system is utilized to track customer interactions, follow trends and measure utilization. The information is categorized and presented to management for regular review.

Training

Through our training group, we offer comprehensive programs in basic system training, advanced assay development, instrument field service and technical support functions. A significant part of our training material is now web-based and available online. For larger customers who have many users, such as our strategic partners, training may be performed on-site at their locations.

Field Service

We currently have field service personnel based across the United States and in Europe in areas of significant system concentration. We intend to place additional field service personnel and pursue third-party service provider agreements through our certified service professional program, as required, in order to ensure responsive and cost-effective support of our customers worldwide. In addition, several of our strategic partners provide their own field service support. As we continue to expand our installed base, we believe a strong, reliable, efficient field service organization is crucial to building a high level of customer satisfaction.

Technical Applications

In order to allow customers to expedite the production of bioassays for use on our systems, we have a technical applications group, based in Austin, Texas, that includes highly experienced biological scientists. This group works closely with our customers in their development of bioassays with the ultimate goal of faster technology adoption and commercialization.

Research and Development

Our research and development group, including the Luminex Bioscience Group, seeks to advance the capabilities of xMAP technology to further penetrate the life sciences and diagnostics industry to increase utilization of our systems. In addition, we collaborate with other companies, academic institutions and our customers to increase the breadth of xMAP applications. Our current research and development projects include:

- Consumable development

  We continue to develop and enhance our existing consumable product line and support introduction of new product lines. These new products include calibrators, controls and microspheres with additional performance characteristics.

- Automation

  We collaborate with our strategic partners and others to provide automation solutions that will integrate our various xMAP instruments with sample handling equipment and laboratory information systems to increase bioassay throughput and operational efficiencies and allow for walk-away capability.

- Software

  We are maintaining and extending our system platform through our Software Developer Kit (SDK) as well as providing new end-user applications. Our SDK provides a straightforward platform for our strategic partners and their customers to rapidly develop their own user interface software packages. In addition, our end-user applications will allow us to provide turn key solutions to partners.

- Expanding our multiple testing capabilities

  Our current bead utilizes three common chemistries for the immobilization of assays on its surface. While these chemistries are well accepted in the industry, it is desirable to expand our bead chemistry capability to enhance market penetration and adoption. We continue to work on other surface chemistries to provide optimal performance in broader application areas.

- Enhancing bioassay performance and operational efficiencies

  Our scientists and engineers continually dedicate efforts to further enhance xMAP in the areas of assay performance, such as sensitivity, precision, reliability and operational efficiencies. We are actively collecting market and customer requirements that will allow us to provide optimal features and benefits in current and future products.

- New product development

  Our research and development team, including the Luminex Bioscience Group, and marketing team are working closely with both internal and external groups to design and develop products that will expand capabilities of the xMAP-based technologies. We anticipate that these efforts will result in unique products in the near future. These unique products may include instrumentation, services, software and consumables including assays.

Manufacturing

The Company has approximately 18,000 square feet of manufacturing space located at the Company's principal executive offices in Austin, Texas. In 2002, we successfully completed the registration of our Quality Management System (QMS) to the ISO 9001:2000 standard, which is an internationally recognized standard for quality management systems. Subsequent audits by the registrar have been and will continue to be carried out at regular intervals to ensure we are maintaining our system in compliance with ISO standards. Recertification is required every three years and we were successfully recertified as of April 1, 2005.

In July 2005, we also successfully completed the registration of our QMS to the ISO 13485:2003 Quality Management Standard and the Canadian Medical Devices Conformity System (CMDCAS) for Medical Devices. This standard includes a special set of requirements specifically related to the supply of medical devices and related services.

Additionally, we manufacture to current Good Manufacturing Practice (cGMP) requirements and our QMS is implemented in accordance with the FDA Quality System Regulations (QSR), 21 CFR Part 820.

Instruments

Contract manufacturers assemble certain components of our xMAP technology system. The remaining assembly and manufacturing of our system is performed at our facility in Austin, Texas. The quality control and quality assurance protocols are all performed at our facility. Parts and component assemblies that comprise our xMAP technology system are obtained from a number of sources. We have identified alternate sources of supply for several of our strategic parts and component assemblies. While we currently believe that we will be able to satisfy our forecasted demand for strategic parts and component assemblies during 2006, the failure to find alternative suppliers in the event of a supply failure at any of our current vendors at reasonably comparable prices could have a material adverse effect on our business, financial condition and results of operations. Additionally, we have entered into supply agreements with most of our suppliers of strategic parts and component subassemblies to help ensure component availability, and flexible purchasing terms with respect to the purchase of such components.

Microspheres

We manufacture as well as procure undyed carboxylated polystyrene microspheres. We synthesize our dyes and manufacture our dyed polystyrene microspheres using a proprietary method in our Austin, Texas manufacturing facility in large lots. We dye the microspheres with varying intensities of a red and a near infrared dye to produce 100 distinctly colored microsphere sets. We currently purchase polystyrene microspheres from one supplier, in accordance with a supply agreement. We believe this agreement will help ensure microsphere availability and flexible purchasing terms with respect to the purchase of such microspheres. While we believe the microspheres will continue to be available from our supplier in quantities sufficient to meet our production needs, we believe our in-house manufacturing capabilities along with other potential suppliers provide sufficient microspheres for us if given adequate lead-time to manufacture the microspheres to our specifications.

Competition

We designed our xMAP technology for use by customers across the various segments of the life sciences industry. Our competition includes companies marketing conventional testing products based on established technologies such as ELISA, mass spectrometry, gels, biochips and flow-based technologies as well as companies developing their own advanced testing technologies. Several of our competitors are larger than we are and can commit significantly greater resources to their competitive efforts.

The pharmaceutical industry is a large market for the genomic, protein and high-throughput screening applications of the xMAP technology. In each application area, Luminex faces a different set of competitors. Genomic and protein testing can be performed by products available from Affymetrix Inc., Applied Biosystems, a division of Applera Corporation, Becton Dickinson Company, Illumina Inc., Meso Scale Discovery, a division of Meso Scale Diagnostics LLC, and Sequenom, Inc., among others.

The clinical laboratory market is dominated by several very large competitors. These include Abbott Laboratories, Bayer Healthcare, Beckman Coulter, Inc., Johnson & Johnson and Roche Diagnostics, a division of F. Hoffmann-La Roche Ltd., among others. These companies have technologies that can perform a variety of established assays. These companies also offer integrated systems and laboratory automation that are designed to meet the need for improved work efficiencies in the clinical laboratory.

Competition within the academic biomedical research market is highly fragmented. There are hundreds of suppliers to this market including Amersham Pharmacia Biotech, a part of GE Healthcare, Applied Biosystems, a division of Applera Corporation, and Becton Dickinson Company. Any company in this field is a potential competitor.

Intellectual Property

To establish and protect our proprietary technologies and products, we rely on a combination of patent, copyright, trademark and trade secrets laws and confidentiality agreements.

We have implemented a strategy designed to optimize our intellectual property rights. For core intellectual property, we are pursuing patent coverage in the United States and those foreign countries that correspond to the majority of our anticipated customer base. We currently own 32 issued patents in the United States and foreign jurisdictions, including one in each of Japan, Germany, United Kingdom, France, Italy, Hong Kong, Israel and Canada directed to various aspects and applications of our technology. In addition, our patent portfolio includes 62 other pending patent applications in the United States and their corresponding international and foreign counterparts in major industrial markets. Our patents and pending claims provide, or will provide, protection for systems and technologies that allow "real time" multiplexed analytical techniques for the detection and quantification of many analytes from a single sample. We also hold a patent covering the precision-dyeing process that we use to dye our microspheres. We have been granted a patent on our "Zero Dead Time" sampling architecture, which uses digital over-sampling to measure the area of a fluorescence pulse instead of "peak detection," giving increased sensitivity with no lost events. Other issued patents and pending patent applications cover specific aspects and applications of our xMAP technology and on-going molecular research. However, as a result of a procedural omission, we are unable to pursue a patent application in Japan corresponding to our U.S. patent for real-time multiplexing techniques.

The source code for our proprietary software is protected as a trade secret and/or as a copyrighted work. Aspects of this software also are covered by an issued patent.

We also rely on trade secret protection of our intellectual property. We attempt to protect our trade secrets by entering into confidentiality agreements with strategic partners, third parties, employees and consultants. Our employees and third-party consultants also sign agreements requiring that they assign to us their interests in inventions and original works of expression and any corresponding patents and copyrights arising from their work for us.

Government Regulation

Food and Drug Administration

The Food and Drug Administration regulates medical devices pursuant to various statutes, namely the Federal Food, Drug and Cosmetic Act as amended and supplemented by the Medical Device Amendments of 1976, the Safe Medical Devices Act of 1990, the Medical Device Amendments of 1992, the FDA Export Reform and Enhancement Act of 1996, the FDA Modernization Act of 1997, the Public Health, Security and Bioterrorism Preparedness and Response Act of 2002, the Medical Device User Fee and Modernization Act of 2002, and the Project BioShield Act of 2004. Medical devices, as defined by statute, include instruments, machines, in vitro reagents or other similar or related articles, including any components, parts, or accessories of such articles that are intended for use in the diagnosis of disease or other condition or in the cure, mitigation, treatment or prevention of disease; or are intended to affect the structure or function of the body and do not achieve their intended purpose through chemical action or metabolization. The FDA classifies medical devices intended for human use into three classes. For Class I devices, general controls (for example, labeling and good manufacturing practices) provide reasonable assurance of safety and effectiveness. Class II devices are products for which general controls do not provide reasonable assurance of safety and effectiveness and for which there is sufficient information to establish special controls (for example, guidelines and patient registries). Class III devices are products for which neither general nor special controls provide reasonable assurance of safety and effectiveness. Generally, Class III includes devices that support or sustain human life, are for uses that are substantially important in preventing impairment of human health, are used as a stand alone assay for patient screening or diagnosis of disease, or present a potential, unreasonable risk of illness or injury.

We manufacture a version of the Luminex 100 and Luminex 200 - the Luminex 100 Integrated System (IS) and the Luminex 200 Integrated System (IS), respectively - for use with diagnostic assay kits that are available through our strategic partners. For FDA purposes, the Luminex 100 IS and Luminex 200 IS are considered a component of our partners' kit products. Depending on the particular kit's regulatory classification into Class I, II, or III and its intended use, kits manufactured by our strategic partners that are used in conjunction with our technology may be subject to FDA clearance or approval before they can be marketed and sold. After incorporating the Luminex 100 IS or Luminex 200 IS into their products, our strategic partners are required to make various premarket submissions such as premarket approval applications, premarket notifications and/or investigational device exemption applications to the FDA for their products and are required to comply with numerous requirements and restrictions prior to clearance or approval of the applications. There can be no assurance that the FDA will file, clear or approve our strategic partners' submissions.

In 2000, we submitted a device master file (DMF) with information about the Luminex 100 IS to the FDA. The DMF was updated in 2005 to include the Luminex 200 IS. Our strategic partners can reference the DMF in their premarket submissions. In 2001, FDA reviewed our DMF while reviewing one of our strategic partner's submissions, and asked questions of the Company about the content of the DMF. It is possible that the FDA may ask questions about our DMF each time one of our strategic partners submits an application to the FDA referencing our DMF. Although we intend to respond to the FDA's questions in a timely fashion, there can be no assurance that our responses will be acceptable to the FDA. Updates to the DMF are provided to the FDA as required.

Our instruments use lasers to identify the bioassays and measure their results. Therefore, we are required to ensure that our products comply with FDA regulations pertaining to the performance of laser products. These regulations are intended to ensure the safety of laser products by establishing standards to prevent exposure to excess levels of laser radiation. There can be no assurance that the FDA will agree with our interpretation and implementation of these regulations.

We, and our strategic partners, may be subject to periodic inspection by the FDA for, among other things, compliance with the FDA's current good manufacturing practice regulations. These regulations, also known as the Quality System Regulations, govern the methods used in and the facilities and controls used for, the design, manufacture, packaging and servicing of all finished medical devices intended for human use. Additionally, our strategic partners may be subject to other premarket and postmarket controls such as labeling, complaint handling, medical device reporting, corrections and removals reporting, and record keeping requirements. If the FDA has evidence demonstrating that a company is not in compliance with applicable regulations, it can detain or seize products, request or, in certain circumstances, require a recall, impose operating restrictions, enjoin future violations, recommend criminal prosecution to the Department of Justice, and assess civil and criminal penalties against the company, its officers, or its employees. Other regulatory agencies may have similar powers.

Medical device laws and regulations are also in effect in many countries outside of the United States. These range from comprehensive preapproval requirements for medical products to simpler requests for product data or certification. The number and scope of these requirements are increasing. There can be no assurance that we, and our strategic partners, will be able to obtain any approvals that may be required to market xMAP technology products outside the United States.

Failure by us, or our strategic partners, to comply with applicable federal, state and foreign medical product laws and regulations would likely have a material adverse effect on our business. In addition, federal, state and foreign regulations regarding the manufacture and sale of medical devices and components of such devices are subject to future changes. We cannot predict what impact, if any, such changes might have on our business, but any such change could have a material impact.

WEEE

As part of the Council Directive 2002/26 of February 13, 2003, Waste Electrical and Electronic Equipment (WEEE), we are in compliance with the requirements, beginning on August 13, 2005, regarding the labeling and disposal of some of our products containing electronic devices in each of the European Union (EU) member states where our regulated products are distributed. While we are taking steps to comply with the requirements of WEEE, we cannot be certain that we will comply with the implementation of WEEE in all EU member states.

European IVD Directive

The EU's regulation of in vitro medical devices is under the In Vitro Diagnostic Directive (IVDD) 98/79/EC of 27 October 1998, as implemented in the EU member states.

The principle behind the Directive is that no in vitro device or accessory may be placed on the market or put into service unless it satisfies the essential requirements set forth in the Directive. Devices considered to meet the essential requirements must bear the CE marking of conformity when they are placed on the market. The responsibility for placing the CE marking on the device lies with the manufacturer. A manufacturer placing devices on the market in its name is required to notify its national competent authorities.

Luminex Corporation has declared that the LX100 IS and the LX200 IS are classified as a self-declaration device and is in conformity with Article 1, Article 9, Annex I (Essential Requirements), and Annex III, and the additional provisions of IVDD 98/79/EC. However, there can be no assurance that the EU member states will agree with our interpretation and implementation of these regulations. As the European marketplace continues to be material to our operations, failure by the Company or its strategic partners to comply with the Directive could have a material adverse effect on our business.

Environmental

We are subject to federal, state and local laws and regulations relating to the protection of human health and the environment. In the course of our business, we are involved in the handling, storage and disposal of certain chemicals and biohazards. The laws and regulations applicable to our operations include provisions that regulate the discharge of materials into the environment. Some of these environmental laws and regulations impose "strict liability," rendering a party liable without regard to negligence or fault on the part of such party. Such environmental laws and regulations may expose us to liability for environmental contamination, including remediation costs, natural resource damages and other damages as a result of the conduct of, or conditions caused by, us or others, or for acts that were in compliance with all applicable laws at the time such acts were performed. In addition, where contamination may be present, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury, property damage and recovery of response costs. Although it is our policy to use generally accepted operating and disposal practices in accordance with applicable environmental laws and regulations, hazardous substances or wastes may have been disposed or released on, under or from properties owned, leased or operated by us or on, under or from other locations where such substances or wastes have been taken for disposal. These properties may be subject to investigation, remediation and monitoring requirements under federal, state and local environmental laws and regulations. We believe that our operations are in substantial compliance with applicable environmental laws and regulations. However, failure to comply with these environmental laws and regulations may result in the imposition of administrative, civil and criminal penalties or other liabilities. We do not believe that we have been required to expend material amounts in connection with our efforts to comply with environmental requirements or that compliance with such requirements will have a material adverse effect upon our capital expenditures, results of operations or competitive position. Because the requirements imposed by such laws and regulations may frequently change and new environmental laws and regulations may be adopted, we are unable to predict the cost of compliance with such requirements in the future, or the effect of such laws on our capital expenditures, results of operations or competitive position. Moreover, the modification or interpretation of existing environmental laws or regulations, the more vigorous enforcement of existing environmental laws or regulations, or the adoption of new environmental laws or regulations may also negatively impact our strategic partners, which in turn could have a material adverse effect on us and other similarly situated component companies.

Employees

As of March 10, 2006, we had a total of 185 employees, including contract employees, as compared with 183 as of December 31, 2005. At December 31, 2004 we had 159 employees, including contract employees. None of our employees are represented by a collective bargaining agreement, and we have not experienced any work stoppage. We believe that relations with our employees are good.

ITEM 1A. RISK FACTORS

We have a history of losses and an accumulated deficit of approximately $86.6 million as of December 31, 2005.

We have incurred significant net losses since our inception, including losses of $2.7 million for the year ended December 31, 2005, $3.6 million in 2004 and $4.2 million in 2003. At December 31, 2005, we had an accumulated deficit of approximately $86.6 million. To achieve profitability, we need to generate and sustain substantially higher revenue while achieving reasonable cost and expense levels. If we fail to achieve profitability within the time frame expected by securities analysts or investors, the market price of our common stock will likely decline. Furthermore, as we continue to incur losses and utilize cash to support operations, we may further decrease the cash available to the Company. As of December 31, 2005, cash, cash equivalents and short-term and long-term investments totaled $41.6 million, an increase of $5.5 million from $36.1 million at December 31, 2004, primarily attributable to more efficient management of our inventory levels and receipt of significant license fees. We do not know when or if we will become profitable. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or an annual basis.

We expect our operating results to continue to fluctuate from quarter to quarter.

The sale of bioassay testing devices typically involves a significant technical evaluation and commitment of capital by partners. Accordingly, the sales cycle associated with our products typically is lengthy and subject to a number of significant risks, including partners' budgetary constraints, inventory management practices, regulatory approval and internal acceptance reviews, all of which are beyond our control. As a result of this lengthy and unpredictable sales cycle, our operating results have historically fluctuated significantly from quarter to quarter. We expect this trend to continue for the foreseeable future.

The vast majority of our system sales are made to our strategic partners. Our partners typically purchase instruments in three phases during their commercialization cycle: first, instruments necessary to support internal assay development; second, instruments for sales force demonstrations; and finally, instruments for resale to their customers. As a result, most of our system placements are highly dependent on the commercialization timetables of our strategic partners and can fluctuate from quarter to quarter as our strategic partners move from phase to phase. We expect this trend to continue for the foreseeable future.

Because of the effect of bulk purchases, we continue to experience fluctuations in the percentage of our quarterly revenues derived from our highest margin items, consumables and royalties. Our gross margin is highly dependent upon the mix of revenue components each quarter. These fluctuations contribute to the variability and lack of predictability of both gross margin percentage and total gross profit from quarter to quarter. We expect this trend to continue for the foreseeable future.

Our success depends largely on the establishment and maintenance of successful relationships with our strategic partners. Currently, a limited number of strategic partners constitute a majority of our revenue and the loss of any one of these partners could have a material adverse effect on the Company.

The development and commercialization of our xMAP technology is highly dependent on our ability to establish successful strategic relationships with a number of partners. As of December 31, 2005, we had 24 strategic partners who were paying royalties and had either commercialized products using the Luminex platform or were reselling our products. Furthermore, for the year ended December 31, 2005, two partners individually represented greater than 10% of the Company's revenue and collectively represented 39% of total revenue (Bio-Rad Laboratories, Inc. – 23%; One Lambda, Inc. – 16%). We had three additional partners who individually represented 5% or more of our total revenue and collectively represented 18% of the Company's revenue for the year ended December 31, 2005. In total, for the year ended December 31, 2005, we had five partners who represented 57% of our total revenue. For comparative purposes for the year ended December 31, 2004, two partners individually represented greater than 10% of the Company's revenue and collectively represented 35% of our total revenue. We had two additional partners who individually represented 5% or more of our total revenue and collectively represented 10% of the Company's revenue for the year ended December 31, 2004. In total, for the year ended December 31, 2004, we had four partners who represented 45% of our total revenue. The loss of any of our significant strategic partners, or any of our significant customers, could have a material adverse effect on our growth and future results of operations. Delays in implementation, delays in obtaining regulatory approval, changes in strategy or the financial difficulty of our strategic partners for any reason could have a material adverse effect on our business, financial condition and results of operations.

Our ability to enter into agreements with additional strategic partners depends in part on convincing them that our technology can help achieve and accelerate their goals or efforts. We will expend substantial funds and management efforts with no assurance that any additional strategic relationships will result. We cannot assure you that we will be able to negotiate additional strategic agreements in the future on acceptable terms, if at all, or that current or future strategic partners will not pursue or develop alternative technologies either on their own or in collaboration with others. Some of the companies we are targeting as strategic partners offer products competitive with our xMAP technology, which may hinder or prevent strategic relationships. Termination of strategic relationships, or the failure to enter into a sufficient number of additional agreements on favorable terms, could reduce sales of our products, lower margins on our products and limit the creation of market demand and acceptance.

In addition, we have entered into non-exclusive relationships with most of our existing strategic partners. The lack of exclusivity could deter existing strategic partners from commercializing xMAP technology and may deter new strategic partners from entering into agreements with Luminex.

The majority of our future revenues will come from sales of our systems and the development and sale of bioassay kits utilizing our technology by our strategic partners and from use of our technology by our strategic partners in performing services offered to third parties. We believe that our strategic partners will have economic incentives to develop and market these products, but we cannot predict future sales and royalty revenues because most of our existing strategic partner agreements do not include minimum purchase requirements or royalty commitments. In addition, we do not have the right or ability to provide incentives to our strategic partners' sales personnel to sell products based on xMAP technology or to control the timing of the release of products by our strategic partners. The amount of these revenues will depend on a variety of factors that are outside our control, including the amount and timing of resources that current and future strategic partners devote to develop and market products incorporating our technology. Further, the development and marketing of certain bioassay kits will require our strategic partners to obtain governmental approvals, which could delay or prevent their commercialization efforts. If our current or future strategic partners do not successfully develop and market products based on our technology and obtain necessary government approvals, our revenues from product sales and royalties will be significantly reduced.

If our technology and products do not become widely used in the life sciences industry, it is unlikely that we will ever become profitable.

Life sciences companies have historically conducted biological tests using a variety of technologies, including bead-based analysis. Our xMAP technology is relatively new and unproven, in certain testing areas, and the use of our technology by life sciences companies is limited. The commercial success of our technology will depend upon its widespread adoption as a method to perform bioassays. In order to be successful, we must convince potential partners to utilize our system instead of competing technologies. Market acceptance will depend on many factors, including our ability to:

- convince prospective strategic partners and customers that our technology is an attractive alternative to other technologies for pharmaceutical, research, clinical and biomedical testing and analysis;
- encourage these partners to develop and market products using our technology;
- manufacture products in sufficient quantities with acceptable quality and at an acceptable cost;
- obtain and maintain sufficient pricing and royalties from partners on such Luminex products; and
- place and service sufficient quantities of our products, including the ability to provide the level of service required in the mainstream clinical diagnostics market segment.

Because of these and other factors, our products may not gain sufficient market acceptance to achieve profitability.

Our reliance on strategic partners to market our products makes forecasting difficult.

Primarily as a result of our reliance on partner performance, it is difficult to accurately forecast future operating results. Our operating expenses are largely based on anticipated revenue trends, and a high percentage of our expenses are, and will continue to be, fixed in the short-term. The level of our revenues will depend upon the rate and timing of the adoption of our technology as a method to perform bioassays. Due to our limited operating history, predicting this timing and rate of adoption is difficult.

In addition, we currently anticipate that the vast majority of future sales of our products and products incorporating our technology will be made by our strategic partners. For the following reasons, estimating the timing and amount of sales of these products that may be made by our strategic partners is particularly difficult:

- We have no control over the timing or extent of product development, marketing or sale of our products by our strategic partners.
- Most of our strategic partners are not committed to minimum purchase commitments, and we do not control the incentives provided by our strategic partners to their sales personnel.
- A significant number of our strategic partners intend to produce clinical diagnostic applications that may need to be approved by the Food and Drug Administration, or other regulatory bodies in jurisdictions outside of the United States.
- Certain strategic partners may have unique requirements for their applications and systems. Assisting the various strategic partners may strain our research and development and manufacturing resources. To the extent that we are not able to timely assist our strategic partners, the commercialization of their products will likely be delayed.
- Certain strategic partners may fail to deliver products that satisfy market requirements, or such products may fail to perform properly.
- We have limited access to partner confidential corporate information. A sudden unexpected change in ownership, strategy or other material event could adversely impact partner purchases of our products.

The life sciences industry is highly competitive and subject to rapid technological change and we may not have the resources necessary to compete successfully.

We compete with companies in the United States and abroad that are engaged in the development and production of similar products. We will continue to face intense competition from existing competitors and other companies seeking to develop new technologies. Many of our competitors have access to greater financial, technical, scientific, research, marketing, sales, distribution, service and other resources than we do. These companies may develop technologies that are superior alternatives to our technologies or may be more effective at commercializing their technologies in products.

The life sciences industry is characterized by rapid and continuous technological innovation. We may need to develop new technologies for our products to remain competitive. One or more of our current or future competitors could render our present or future products obsolete or uneconomical by technological advances. In addition, the introduction or announcement of new products by us or others could result in a delay of or decrease in sales of existing products, as we await regulatory approvals and as customers evaluate these new products. We may also encounter other problems in the process of delivering new products to the marketplace, including products from our Biosciences Group, such as problems related to design, development or manufacturing of such products, and as result we may be unsuccessful in selling such products. Our future success will depend on our ability to compete effectively against current technologies, as well as to respond effectively to technological advances by developing and marketing products that are competitive in the continually changing technological landscape.

Our success depends on our ability to service and support our products directly or in collaboration with our strategic partners.

To the extent that the Company or its strategic partners fail to maintain a high quality level of service and support for xMAP technology products, there is a risk that the perceived quality of our xMAP technology products will be diminished in the marketplace. Likewise, the Company may fail to provide the level, quantity or quality, of service expected by the marketplace. This could result in slower adoption rates and lower than anticipated utilization of xMAP products causing a material adverse affect on our business.

The intellectual property rights we rely upon to protect the technology underlying our products may not be adequate to maintain market exclusivity. Inadequate intellectual property protection could enable third parties to exploit our technology or use very similar technology and could reduce our ability to distinguish our products in the market.

Our success will depend, in part, on our ability to obtain, protect and enforce patents on our technology and to protect our trade secrets. Any patents we own may not afford full protection for our technology and products. Others may challenge our patents and, as a result, our patents could be narrowed or invalidated. In addition, our current and future patent applications may not result in the issuance of patents in the United States or foreign countries. Competitors may develop products that are not covered by our patents. Further, there is a substantial backlog of patent applications at the U.S. Patent and Trademark Office, and the approval or rejection of patent applications may take several years.

We have obtained 32 patents in the United States and foreign jurisdictions directed to various aspects and applications of our technology. We have 62 pending applications in the United States and foreign jurisdictions. In Japan, due to a procedural omission, we are unable to obtain patent protection for our method of "real time" detection and quantification of multiple analytes from a single sample similar to the protection we have obtained in the United States. Although we are pursuing patent protection in Japan for other aspects of our technology, we may not be able to prevent competitors from developing and marketing technologies similar to our xMAP technology in Japan.

We require our employees, consultants, strategic partners and other third parties to execute confidentiality agreements. Our employees and third-party consultants also sign agreements requiring that they assign to us their interests in inventions and original expressions and any corresponding patents and copyrights arising from their work for us. In addition, the Company has implemented a patent process to file patent applications on its key technology. However, we cannot guarantee that these agreements or this patent process will provide us with adequate protection against improper use of our intellectual property or disclosure of confidential information. In addition, in some situations, these agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants or advisors have prior employment or consulting relationships. Further, others may independently develop substantially equivalent proprietary technology and techniques, or otherwise gain access to our trade secrets. Our failure to protect our proprietary information and techniques may inhibit or limit our ability to exclude certain competitors from the market.

In order to protect or enforce our patent rights, we may have to initiate legal proceedings against third parties, such as infringement suits or interference proceedings. These legal proceedings could be expensive, take significant time and/or divert management's attention from other business concerns. These proceedings may cause us to lose the benefit of some of our intellectual property rights, the loss of which may inhibit or preclude our ability to exclude certain competitors from the market. We also may provoke these third parties to assert claims against us. The patent position of companies like ours generally is highly uncertain, involves complex legal and factual questions and has recently been the subject of much litigation. No consistent policy has emerged from the U.S. Patent and Trademark Office or the courts regarding the breadth of claims allowed or the degree of protection afforded under patents like ours.

Our success will depend partly on our ability to operate without infringing on or misappropriating the proprietary rights of others.

We may be sued for infringing the intellectual property rights of others. In addition, we may find it necessary, if threatened, to initiate a lawsuit seeking a declaration from a court that we do not infringe on the proprietary rights of others or that their rights are invalid or unenforceable. Intellectual property litigation is costly, and, even if we prevail, the cost of such litigation could affect our profitability. Furthermore, litigation is time consuming and could divert management's attention and resources away from our business. If we do not prevail in any litigation, we may have to pay damages and could be required to stop the infringing activity or obtain a license. Any required license may not be available to us on acceptable terms, if at all. Moreover, some licenses may be nonexclusive, and therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to sell some of our products, which could have a material adverse affect on our business, financial condition and results of operations.

We are aware of a European patent granted to Dr. Ioannis Tripatzis, which covers certain testing agents and certain methods of their use. Dr. Tripatzis has publicly stated his belief that his European patent covers aspects of our technology if practiced in Europe. This European patent expired in November 2004.

We have only produced our products in limited quantities and we may experience problems in scaling our manufacturing operations or delays or component shortages that could limit the growth of our revenue.

To date, we have produced our products in limited quantities compared to the quantities necessary to achieve desired revenue growth. We may not be able to produce sufficient quantities or maintain consistency between differing lots of consumables. If we encounter difficulties in scaling our manufacturing operations as a result of, among other things, quality control and quality assurance and availability of component and raw material supplies, we will likely experience reduced sales of our products, increased repair or re-engineering costs due to product returns and defects and increased expenses due to switching to alternate suppliers, any of which would reduce our revenues and gross margins.

We presently outsource certain aspects of the assembly of our systems to contract manufacturers. Because of a long lead-time to delivery, we are required to place orders for a variety of items well in advance of scheduled production runs. We recently increased our flexibility to purchase strategic components within shorter lead times by entering into supply agreements with the suppliers of these components. Although we attempt to match our parts inventory and production capabilities to estimates of marketplace demand, to the extent system orders materially vary from our estimates, we may experience continued constraints in our systems production and delivery capacity, which could adversely impact revenue in a given fiscal period. Should the Company's need for raw materials and components used in production continue to fluctuate, we could incur additional costs associated with either expediting or postponing delivery of those materials. In an effort to control costs in the last quarter of 2005 manufacturing implemented a lean production system. Managing the change from discrete to continuous flow production requires time and management commitment. Implementation of lean initiatives and our supply chain capabilities may result in part shortages that delay shipments and cause fluctuations in revenue in a given period.

Certain key components of our product line are currently purchased from a limited number of outside sources and may only be available through a limited number of providers. We do not have agreements with all of our suppliers. Our reliance on our suppliers and contract manufacturers exposes us to risks including:

- the possibility that one or more of our suppliers or our assemblers that do not have supply agreements with the Company could terminate their services at any time without penalty;

- the potential obsolescence and/or inability of our suppliers to obtain required components;

- the potential delays and expenses of seeking alternate sources of supply or manufacturing services;

- the inability to qualify alternate sources without impacting performance claims of our products;

- reduced control over pricing, quality and timely delivery due to the difficulties in switching to alternate suppliers or assemblers; and

- increases in prices of raw materials and key components.

Consequently, in the event that supplies of components or work performed by any of our assemblers are delayed or interrupted for any reason, our ability to produce and supply our products could be impaired.

The capital spending policies of our customers has a significant effect on the demand for our products.

Customers include clinical diagnostic, pharmaceutical, biotechnological, chemical and industrial companies, and the capital spending policies of these companies can have a significant effect on the demand for our products. These policies are based on a wide variety of factors, including governmental regulation or price controls, the resources available for purchasing research equipment, the spending priorities among various types of analytical equipment and the policies regarding capital expenditures during recessionary periods. Any decrease in capital spending by life sciences companies could cause our revenues to decline. As a result, we are subject to significant volatility in revenue. Therefore, our operating results can be materially affected (negatively and positively) by the spending policies and priorities of our customers.

If we fail to comply with government regulations that affect our business, we could be subject to enforcement actions, injunctions and civil and criminal penalties that could delay or prevent marketing of our products.

The production, testing, labeling, marketing and distribution of our products for some purposes and products based on our technology are subject to governmental regulation by the United States Food and Drug Administration (FDA) and by similar agencies in other countries. Some of our products and products based on our technology for in vitro diagnostic purposes are subject to approval or clearance by the FDA prior to marketing for commercial use. To date, 8 strategic partners have obtained such approvals or clearances. Others are anticipated. The process of obtaining necessary FDA clearances or approvals can be time-consuming, expensive and uncertain. Further, clearance or approval may place substantial restrictions on the indications for which the product may be marketed or to whom it may be marketed. In addition, because some of our products employ laser technology, we are also required to comply with FDA requirements relating to radiation performance safety standards (21 CFR 1040.1 and 1040.11).

Approved or cleared medical device products are subject to continuing FDA requirements relating to, among others, manufacturing quality control and quality assurance, maintenance of records and documentation, registration and listing, import/export, adverse event and other reporting, distribution, labeling and promotion and advertising of medical devices. Our inability, or the inability of our strategic partners, to obtain required regulatory approval or clearance on a timely or acceptable basis could harm our business. In addition, failure to comply with applicable regulatory requirements could subject us or our strategic partners to regulatory enforcement action, including warning letters, product seizures, recalls, withdrawal of clearances or approvals, restrictions on or injunctions against marketing our products or products based on our technology, and civil and criminal penalties.

Medical device laws and regulations are also in effect in many countries outside the United States. These range from comprehensive device approval requirements for some or all of our medical device products to requests for product data or certifications. As part of the Council Directive 2002/96 of February 13, 2003 (WEEE), we are expected to comply with certain requirements regarding the labeling of our products containing electronic devices beginning on August 13, 2005 in each of the EU member states where our regulated products are distributed. While we are taking steps to comply with the requirements of WEEE, we cannot be certain that we will comply with the national stage implementation of WEEE in all member states. Our products are currently exempt from the Council

Directive 2002/95 of January 27, 2003, Restriction of Hazardous Substances (RoHS), which requires the removal of certain specified hazardous substances for certain products beginning July 1, 2006 in each of the member states. However, the European Union has indicated that it may include medical devices, including some of our products, under the jurisdiction of RoHS. The number and scope of these requirements are increasing. Failure to comply with applicable federal, state and foreign medical device laws and regulations may harm our business, financial condition and results of operations. We are also subject to a variety of other laws and regulations relating to, among other things, environmental protection and work place safety.

Our strategic partners and customers expect our organization to operate on an established quality management system compliant with FDA Quality System Regulations and industry standards, the In Vitro Diagnostic Directive 98/79/EC of 27 October 1998 ("Directive") as implemented nationally in the EU member states and industry standards, such as ISO 9000. We became ISO 9001:2000 certified in March 2002 and self-declared our Luminex 100 and Luminex 200 devices are in conformity with Article 1, Article 9, Annex I (Essential Requirements), and Annex III, and the additional provisions of IVDD 98/79/EC as of December 7, 2003. Subsequent audits are carried out annually to ensure we maintain our system in substantial compliance with ISO and other applicable regulations and industry standards. We became ISO 13485:2003 and Canadian Medical Device Conformity Assessment System (CMDCAS) certified in July 2005. Failure to maintain compliance with FDA, CMDCAS and EU regulations and other medical device laws, or to obtain applicable registrations where required, could reduce our competitive advantage in the markets in which we compete and also decrease satisfaction and confidence levels with our partners.

If we become subject to product liability claims, we may be required to pay damages that exceed our insurance coverage.

Our business exposes us to potential product liability claims that are inherent in the testing, production, marketing and sale of human diagnostic and therapeutic products. Although we believe that we are reasonably insured against these risks and we have indemnity protections in our supplier agreements, there can be no assurance that we will be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. A product liability claim in excess of our insurance coverage or claim that is outside or exceeds our indemnity protections in our supplier agreements or a recall of one of our products would have to be paid out of our cash reserves.

If third-party payors increasingly restrict payments for healthcare expenses or fail to adequately pay for multi-analyte testing, we may experience reduced sales which would hurt our business and our business prospects.

Third-party payors, such as government entities, health maintenance organizations and private insurers, are restricting payments for healthcare. These restrictions may decrease demand for our products and the price we can charge. Increasingly, Medicaid and other third-party payors are challenging the prices charged for medical services, including clinical diagnostic tests. They are also attempting to contain costs by limiting coverage and the reimbursement level of tests and other healthcare products. Without adequate coverage and reimbursement, consumer demand for tests will decrease. Decreased demand could cause sales of our products, and sales and services by our strategic partners, to fall. In addition, decreased demand could place pressure on us, or our strategic partners, to lower prices on these products or services, resulting in lower margins. Reduced sales or margins by us, or our strategic partners, would hurt our business, profitability and business prospects.

We may be unsuccessful in implementing our acquisition strategy.

Acquisitions of assets or entities designed to accelerate the implementation of our strategic plan are an element of our long-term strategy. We may be unable to identify and complete appropriate acquisitions in a timely manner and no assurance can be provided that the market price of potential business acquisitions will be acceptable. In addition, many of our competitors have greater financial resources than we have and may be willing to pay more for these businesses or selected assets. Should we identify suitable acquisition targets, we may be unable to complete acquisitions or obtain the financing, if necessary, for these acquisitions on terms favorable to us.

Potential acquisitions pose a number of risks, including, among others, that:

- we may not be able to accurately estimate the financial effect of acquisitions on our business;
- future acquisitions may require us to issue capital stock or spend significant cash or may result in a decrease in our future operating income or operating margins;
- we may be unable to realize the anticipated benefits and synergies from acquisitions as a result of inherent risks and uncertainties, including difficulties integrating acquired businesses or retaining their personnel, partners, customers or other key relationships and risks that acquired entities may not operate profitably or that acquisitions may not result in improved operating performance; and
- acquisitions may disrupt our business and distract our management from other responsibilities.

Our operating results may be affected by current economic and political conditions.

The continuing events in the Middle East and concern for future terrorist attacks, leave many economic and political uncertainties. These uncertainties could adversely affect our business and revenues in the short or long term in ways that cannot presently be predicted.

Our success will depend on our ability to attract and retain our management and staff.

We depend on the principal members of our management and scientific staff, including our chief executive officer, marketing, research and development, technical support, technical service and sales staff. The loss of services of key members of management could delay or reduce our product development, marketing and sales and technical support efforts. In addition, recruiting and retaining qualified scientific and other personnel to perform research and development, technical support, technical service and marketing and sales work will be critical to our success. There is a shortage in our industry of qualified management and scientific personnel, and competition for these individuals is intense. There can be no assurance that we will be able to attract additional and retain existing personnel necessary to achieve our business objectives.

Our stock price has been and is likely to continue to be volatile.

The trading price of our common stock has been and is likely to continue to be highly volatile and subject to wide fluctuations in price. This volatility is in response to various factors, many of which are beyond our control, including:

- general economic conditions and interest rates;
- instability in the United States and other financial markets and the ongoing and possible escalation of unrest in the Middle East, other armed hostilities or further acts or threats of terrorism in the United States or elsewhere;
- actual or anticipated variations in quarterly operating results from historical results or estimates of results prepared by securities analysts;
- announcements of technological innovations or new products or services by us or our competitors;
- changes in financial estimates by securities analysts;
- conditions or trends in the life science, biotechnology and pharmaceutical industries;
- announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
- additions or departures of key personnel;
- sales of our common stock; and
- the potential adverse impact of the secondary trading of our stock on foreign exchanges which are subject to less regulatory oversight than The Nasdaq National Market, without our permission, and the activity of the market makers of our stock on such exchanges, including the risk that such market makers may engage in naked short

sales and/or other deceptive trading practices which may artificially depress or otherwise affect the price of our common stock on The Nasdaq National Market.

In addition, the stock market in general, and The Nasdaq Stock Market and the market for technology companies in particular, has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been particular volatility in the market prices of securities of life sciences companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management's attention and resources.

Anti-takeover provisions in our certificate of incorporation, bylaws and stockholder rights plan and Delaware law could make a third party acquisition of us difficult.

Our certificate of incorporation, bylaws and stockholder rights plan contain provisions that could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. We are also subject to certain provisions of Delaware law that could delay, deter or prevent a change in control of us. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our principal research and development, manufacturing and administrative facilities are currently located in approximately 90,000 square feet of leased space in Austin, Texas pursuant to a lease agreement which expires July 31, 2010. The company maintains an additional 3,875 square feet of leased space at its European subsidiary, Luminex, B.V. We believe these facilities are adequate for our current needs.

ITEM 3. LEGAL PROCEEDINGS

On April 26, 2005, the Company was served with a complaint, filed by Rules Based Medicine, Inc. ("RBM") in state district court in Travis County, Texas seeking a declaratory judgment that the formation of HealthMAP Laboratories, Inc. (subsequently renamed the Biophysical Corporation) did not constitute a usurpation of an RBM corporate opportunity and that RBM has the necessary contractual license rights under its existing agreement with the Company to perform certain testing services on behalf of BioPhysical Corporation. On May 19, 2005, we filed an answer to this complaint denying all claims brought by RBM. On June 21, 2005, the parties entered into an agreement, which was subsequently entered with the court on June 22, 2005. Pursuant to this agreement, the parties agreed that RBM would not file any claims related to this matter against the Company until August 1, 2005, and that the Company would not file any claims related to this matter against RBM until August 16, 2005, in order to continue to pursue settlement negotiations. The parties were unable to reach agreement on the terms of settlement. RBM re-filed its lawsuit against us on August 12, 2005, seeking a declaratory judgment against us as set forth above. In response, we re-filed its answer and counterclaims against RBM, as well as new claims against Mark Chandler and Craig Benson, officers of RBM, on August 19, 2005. The parties are currently proceeding with discovery.

In the opinion of management there are no pending legal proceedings that would have a material adverse effect on our consolidated financial position, results of operations or cash flows. Adversarial proceedings and litigation; however, subject to inherent uncertainties, and unfavorable decisions and rulings could occur which could have a material adverse impact on our consolidated financial positions, results of operations, or cash flows for a period in which such a decision or rulings occur, or future periods.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

Executive Officers of the Registrant

Name	Age	Position
Patrick J. Balthrop	49	President and Chief Executive Officer
Russell W. Bradley	42	Vice President, Business Development and Strategic Planning
Harriss T. Currie	44	Chief Financial Officer, Vice President, Finance and Treasurer
Gregory J. Gosch	43	Vice President, Marketing and Sales
James W. Jacobson, Ph.D.	51	Vice President, Research and Development
Randel S. Marfin	49	Vice President, Luminex Bioscience Group
Oliver H. Meek	54	Vice President, Manufacturing
David S. Reiter	39	Vice President, General Counsel and Corporate Secretary

Patrick J. Balthrop. Mr. Balthrop joined the Company in May 2004 as President and Chief Executive Officer and has served as a member of the Board of Directors and a member of the Executive Committee since September, 2004. He served as president of Fisher Healthcare, a Fisher Scientific company, from 2002 to May 2004. Prior to Fisher Scientific International, Mr. Balthrop served in a number of leadership positions for over 20 years with Abbott Laboratories, primarily in Abbott's Diagnostics Division. Mr. Balthrop's most recent positions at Abbott were as head of worldwide commercial diagnostics operations and as head of Abbott Vascular. Mr. Balthrop holds an M.B.A. from the Kellogg Graduate School of Management of Northwestern University, and a B.S. in Biology from Spring Hill College.

Russell W. Bradley. Mr. Bradley joined the Company in May 2005 as Vice President of Business Development and Strategic Planning. Previously, Mr. Bradley spent 17 years at Beckman Coulter Corp. where he served as the Director of the Beckman Coulter CARES initiative, involved in the company's clinical HIV/AIDS monitoring business in developing regions around the globe. During his tenure at Beckman Coulter, Mr. Bradley was involved in the evaluation, market assessment and successful commercial launch of multiple life science technologies and applications. Mr. Bradley holds a B.S. in Immunology and Biochemistry from Monash Universtity, Melbourne, Australia.

Harriss T. Currie. Mr. Currie has served as Vice President, Finance, Treasurer and Chief Financial Officer since October of 2003. Since joining the Company in November of 1998, Mr. Currie previously served in the capacities of Controller, Treasurer and Acting Chief Financial Officer. Prior to joining us, he was employed as the Chief Financial Officer, Secretary and Treasurer of SpectraCell Laboratories from 1993 to 1998 where he also served as Vice President of Finance for two subsidiary companies. Mr. Currie earned his B.B.A. from Southwestern University and his M.B.A. in Finance and Marketing from The University of Texas at Austin. Prior to returning to graduate school for his M.B.A., Mr. Currie was a certified public accountant with Deloitte & Touche LLP.

Gregory J. Gosch. Mr. Gosch joined the Company in October 2004 as Vice President, Marketing and Sales. Previously, he served as Senior Director of Sales and Marketing for Nanogen from 1999 to 2004 where he was responsible for worldwide marketing and U.S. sales. From 1997 to 1999, he served as Market Development Manager for Chiron Corporation. In addition, Mr. Gosch has held various sales and marketing positions at Meridian Diagnostics and Bio-Rad Laboratories, Inc. Mr. Gosch holds an M.B.A. from the Carlson School of Management, a Masters of Health Care Administration from the School of Public Health, both of the University of Minnesota, and a B.A. in Molecular, Cellular and Developmental Biology from the University of Colorado.

James W. Jacobson, Ph.D. Dr. Jacobson joined the Company in May 1998, and he currently serves as Vice President, Research and Development. From 1994 to 1998, Dr. Jacobson was Laboratory Director at Cytastar Laboratories, Virus Reference Laboratories and SpectraCell Laboratories, Inc. in Houston, Texas. Following post-doctoral work at North Carolina State University and Duke University, he was a faculty member in the Department of Biology, University of Houston, Houston, Texas. Dr. Jacobson received a Ph.D. in Population Biology from

Washington University in Saint Louis, Missouri and obtained B.S. and M.S degrees in Biology from Utah State University in 1980 and 1982, respectively.

Randel S. Marfin. Mr. Marfin joined the Company in June 1998, and currently serves as Vice President, Luminex Bioscience Group. Since joining the Company, Mr. Marfin previously served in the capacity of Vice President of Marketing, Sales and Business Development. Prior to joining us, he worked for three years at SpectraCell Laboratories, Inc., most recently as Vice President of Sales and Marketing where he was responsible for business development, acquisitions, strategic planning and sales and marketing. From 1990 to 1998, he served as General Manager of Texas for both Damon Clinical Laboratories and the Nichols Institute. In addition, Mr. Marfin held sales management and business development positions for Damon Clinical Laboratories and MPC Labs. Mr. Marfin graduated from the University of Houston with a B.S. in Biochemistry and Biophysics and served in the United States Air Force from 1975 to 1978.

Oliver H. Meek. Mr. Meek has served as Vice President, Manufacturing since February 2000. During the 17 years prior to joining Luminex, Mr. Meek was employed at Abbott Laboratories. While at Abbott, he held various management positions in the area of Technical Product Development, Reagent and Instrument Manufacturing and Quality. Prior to joining Abbott Laboratories, he was the Technical Liaison for AMF Biological and Diagnostics Company. Mr. Meek graduated from The University of Texas at Austin with a B.A. degree in Biology and is a Certified Quality Engineer.

David S. Reiter. Mr. Reiter has served as the Company's Vice President, General Counsel and Corporate Secretary since October 2003. Prior to becoming General Counsel, Mr. Reiter was in private practice with the firm of *Phillips & Reiter, PLLC,* which provides outsourced general counsel services for technology companies. Before co-founding the firm, Mr. Reiter was Vice President and General Counsel for 724 Solutions Inc., a provider of mobile commerce software solutions and applications (NASDAQ: SVNX). Earlier in his career, Mr. Reiter served as senior counsel for Compaq Computer Corporation, supporting the Worldwide Sales & Services, Supply Chain Management and Consumer Products Group. Mr. Reiter is a graduate of the University of Southern California (Juris Doctorate/Master of International Relations), University of Sheffield, UK (M.B.A.) and the University of Notre Dame (B.A.) in Government. Mr. Reiter is a member of the Texas Bar and is the chair of the Subcommittee on Law Department Management for the American Bar Association.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on The Nasdaq Stock Market under the symbol "LMNX."

The following table sets forth the range of high and low sale prices on The Nasdaq Stock Market for each quarter during 2004 and 2005. On March 10, 2006, the last reported sale price of our common stock was $13.49 per share.

2004	High	Low
First Quarter	$ 13.43	$ 7.40
Second Quarter	$ 10.75	$ 8.25
Third Quarter	$ 10.25	$ 6.09
Fourth Quarter	$ 9.92	$ 6.62
2005	**High**	**Low**
First Quarter	$ 9.08	$ 7.05
Second Quarter	$ 10.07	$ 7.15
Third Quarter	$ 11.15	$ 8.85
Fourth Quarter	$ 12.14	$ 8.95

Holders

As of March 10, 2006, we had 257 holders of record of our common stock. Because many of our shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial stockholders represented by these record holders.

Dividends

We have never declared or paid cash dividends on our common stock and, while this policy is subject to periodic review by our board of directors, we currently intend to retain any earnings for use in our business and do not anticipate paying cash dividends in the foreseeable future.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

There was no stock repurchase activity for the fourth quarter of 2005.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial data included elsewhere in this Annual Report on Form 10-K. The consolidated statement of operations data for the years ended December 31, 2005, 2004 and 2003 and the consolidated balance sheet data at December 31, 2005 and 2004 are derived from the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The consolidated statement of operations data for the years ended December 31, 2002 and 2001 and the consolidated balance sheet data at December 31, 2003, 2002 and 2001 are derived from audited consolidated financial statements not included in this Annual Report on Form 10-K.

	Year Ended December 31,				
	2005	2004	2003	2002	2001
	(In thousands, except per share data)				
Consolidated Results of Operations Data:					
Total revenue	$ 42,313	$ 35,880	$ 26,292	$ 13,008	$ 20,939
Gross profit	22,321	14,722	9,830	2,683	6,323
Loss from operations	(3,496)	(4,164)	(6,475)	(24,117)	(18,484)
Net loss	(2,666)	(3,605)	(4,209)	(24,934)	(15,685)
Net loss applicable to common stockholders	$ (2,666)	$ (3,605)	$ (4,209)	$ (24,934)	$ (15,685)
Net loss per common share, basic and diluted	$ (0.09)	$ (0.12)	$ (0.14)	$ (0.85)	$ (0.55)
Shares used in computing net loss per share, basic and diluted	30,990	30,698	29,814	29,275	28,330

	At December 31,				
	2005	2004	2003	2002	2001
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 25,206	$ 19,238	$ 39,480	$ 40,482	$ 34,930
Short-term investments	10,947	12,891	-	-	16,122
Long-term investments	5,466	3,991	-	-	-
Working capital	39,364	40,823	45,522	45,321	63,018
Total assets	58,035	53,175	53,294	53,623	72,073
Total stockholders' equity	44,710	44,546	44,835	45,571	67,255

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the Consolidated Financial Statements and the accompanying Notes included below in Item 8 and "Risk Factors" included above in Item 1A of this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

During 2005, a number of factors contributed to our financial performance: (i) we entered into new agreements with market leaders in their respective spaces; (ii) several of our existing partnerships gained traction during the year; (iii) we benefited from industry consolidation that put our products and technology in the hands of major market participants who have significantly more sales and marketing resources to get our products in the hands of end users; (iv) we maintained our emphasis on product development and enhancement by our research and development group including the rollout of the company's first new product in a number of years with the launch of the Luminex LX200; (v) in terms of awareness, we experienced over a 90% increase in articles placed in scientific peer review journals which historically and across the healthcare market has been a good indicator of growth rates and acceptance of technology in the marketplace; (vi) increased selling, general and administrative expenses as a result of: (a) building our infrastructure to accommodate the expanded marketing and business development functions necessary to execute against our strategic plan; (b) professional fees and other expenses related to our intellectual property estate; and (c) a move towards the issuance of restricted stock in lieu of stock options as a form of long-term incentive compensation; and (vii) increased penetration of our target markets by our partners.

System sales for the year ended December 31, 2005 decreased slightly to 698 (693 LX systems and 5 HTS) from 793 (788 LX systems and 5 HTS) in the year ended December 31, 2004. Although our total system sales are down relative to the prior year, they fall within our expected range of 150 to 220 systems per quarter as previously disclosed. We currently expect our quarterly system sales to remain within this range in 2006. The breadth of the range is primarily a function of the timing of our partners' purchases and our inability, in the aggregate, to provide a more precise estimate. During the third quarter of 2005, the latest advancement of our line of microsphere-based multiplexed detection instrument, the Luminex 200 (LX200), became available. The LX200 is designed around the same xMAP technology as the Luminex 100 (LX100), enabling customers who convert to this system to continue to use applications validated on earlier Luminex systems.

Our royalty revenue increased to $5.3 million, from $3.2 million in 2004, representing approximately $86 million in royalty bearing sales by our partners reported during 2005. As additional partners commercialize and expand their menu offerings, we expect royalty revenues will continue to grow. We believe that this increase is an indication of the acceptance and utilization of our technology over a broader base. In addition, another key indicator of technology acceptance is long-term consumable purchases. For the thirteenth consecutive quarter our 12-month moving average of consumable sales has increased. At December 31, 2005, our 12-month moving average of quarterly consumable sales was $3.3 million.

As a result of the variability of the revenue mix, we have experienced some related variability in both absolute gross profit and the corresponding gross margin percentage. For comparative purposes, we had gross profit in 2005 and 2004 of $22.3 million and $14.7 million, respectively. Additionally, gross margin percentage over the same periods was 53% and 41%, respectively. The fluctuations in both gross profit and gross margin percentage on a quarterly basis can be primarily attributed to the variability of the revenue mix and secondarily to the increases in the average price of our systems in 2005. Total consumable and royalty revenue, our highest margin items, accounted for 43% of total revenue for 2005 compared to 34% of total revenue for 2004.

Research and development expenses increased to $5.6 million for the year ended December 31, 2005 from $3.8 million for year ended December 31, 2004. The increase is the result of an increased focus on development of our system, consumable and software products. Our intent is to continue to expand our research and development efforts in the near-term. These efforts include the creation in 2005 of our Luminex Biosciences Group and its continuing efforts to assist in the expansion of applications for use on our platforms and expanded focus on system, consumable and software product development.

During 2005, expenses related to sales and marketing increased 83%, or $2.1 million, as a result of building our infrastructure to accommodate the expanded marketing and business development functions necessary to execute against our strategic plan. These expansions were initiated by the hiring of Greg Gosch, our Vice President of Marketing and Sales, in October 2004 and Russell Bradley, our Vice President of Business Development and Strategic Planning, in May 2005 and included the related increases of infrastructure in their organizations.

During 2005, we incurred increased professional fees related to expanding, supporting and defending our intellectual property estate and strategic partnership relationships. For the year ended December 31, 2005, the Company incurred approximately $782,000 of additional professional fees over the year ended December 31, 2004, primarily attributable to the litigation settlements and other intellectual property matters. Additionally, as indicated in the Company's financial statements for the year ended December 31, 2005, the Company settled a lawsuit with Dynal Biotech, LLC on June 30, 2005. The Company recorded $322,000 of expense related to its portion of the settlement among Dynal Biotech, LLC, MiraiBio Corporation and us.

During the year ended 2004 we moved towards the issuance of restricted stock in lieu of stock options as a form of long-term incentive compensation for our directors and employees. The move was made for several reasons including extension of our existing equity plans and the impending implementation of SFAS No. 123(R), required to be implemented for the Company beginning January 1, 2006. During the year ended December 31, 2005 and 2004 the company recorded $1.6 million and $675,000 of stock compensation expense, respectively, related to restricted stock issuances to directors and employees of the company. As a result of the transition, stock compensation expense related to restricted stock issuances increased by approximately $901,000 for the year ended December 31, 2005 compared to the year ended December 31, 2004. Had the company elected not to make the transition to restricted stock, no compensation expense would have been recorded for employee and director options issued at the prevailing market price on the date of issuance in accordance with APB 25.

Our ability to achieve profitability continues to depend upon our ability to establish and maintain successful strategic partnerships with companies that will develop and market products incorporating our technology and market and distribute our systems and consumables. Our strategic partners may develop application-specific bioassay kits for use on our systems that they will sell to their customers, may perform testing services for third parties using our technology or may buy our consumable products and then resell those products to their customers, all generating royalties. At December 31, 2005, we had over 50 partners and 24 commercialized partners. Commercialized partners are those partners who have either released commercialized products based on the Luminex platform or are redistributing our products and are reporting royalties. As of December 31, 2005, our partners have obtained 28 510(k) clearances for 154 assays and 2 software packages running on Luminex xMAP technology.

As we continue to strive towards making xMap technology a standard for performing bioassays within our key market segments, we believe that we need to continue to concentrate on the following objectives: (i) sustain our focus on the segments of the life science and diagnostics markets where we believe we have a competitive advantage, (ii) con tinue to make strategic investments in the technology through our research and development efforts, (iii) grow our installed base, and the related product line to drive increased utilization per system, (iv) forge key partnerships with market leaders to broaden the use of and accelerate market acceptance of our technology, (v) maintain our strong financial position and sound corporate governance, (vi) expand our footprint in the marketplace in both bio-defense and assay development, including through opportunistic pursuit of acquisitions and (vii) to continue our progress toward profitability. A critical component of these objectives will be to continually enhance our position via a customer focused development process and a customer focused service strategy.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. A summary of our significant accounting policies is described in Note 1 of our Consolidated Financial Statements provided herein in Item 8. Estimates and assumptions are reviewed periodically. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition. Revenue on sales of our products is recognized when persuasive evidence of an agreement exists, delivery has occurred, the fee is fixed and determinable and collectibility is probable. Generally, these criteria are met at the time our product is shipped. If the criteria for revenue recognition are not met at the time of shipment, the revenue is deferred until all criteria are met. Royalty revenue is generated when a partner sells products incorporating our technology, provides testing services to third parties using our technology or resells our consumables. Royalty revenue is recognized as it is reported to us by our partners; therefore, the underlying end-user sales may be related to prior periods. We also sell extended service contracts for maintenance and support of our products. Revenue for service contracts is recognized ratably over the term of the agreement.

Total deferred revenue as of December 31, 2005 was $6.9 million and primarily consisted of (i) unamortized license fees for non-exclusive licenses and patent rights to certain Luminex technologies in the amount of $4.3 million, (ii) unamortized revenue related to extended service contracts in the amount of $1.7 million, and (iii) upfront payments from strategic partners to be used for the purchase of products or to be applied towards future royalty payments in the amount of $500,000. Upfront payments from our strategic partners are nonrefundable and will be recognized as revenue as our strategic partners purchase products or apply such amounts against royalty payments. Nonrefundable license fees are amortized into revenue over the estimated life of the license agreements.

Inventory Valuation. Inventories are valued at the lower of cost or market value and have been reduced by an allowance for excess and obsolete inventories. At December 31, 2005, the two major components of the allowance for excess and obsolete inventory were (i) a specific reserve for inventory items that we no longer use in the manufacture of our products or that no longer meet our specifications and (ii) a reserve against slow moving items for potential obsolescence. The total estimated allowance is reviewed on a regular basis and adjusted based on management's review of inventories on hand compared to estimated future usage and sales.

Warranties. We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in product quality programs and processes, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required.

Accounts Receivable and Allowance for Doubtful Accounts. We continuously monitor collections and payments from our customers and maintain allowances for doubtful accounts based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses historically have been within our expectations, there can be no assurance that we will continue to experience the same level of credit losses that we have in the past. A significant change in the liquidity or financial position of any one of our significant customers, or a deterioration in the economic environment, in general, could have a material adverse impact on the collectibility of our accounts receivable and our future operating results, including a reduction in future revenues and additional allowances for doubtful accounts.

Results of Operations

The following table sets forth the percentage of net sales of certain items in the Consolidated Statements of Operations. The financial information and the discussion below should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

	Year Ended December 31,		
	2005	2004	2003
Revenue	100%	100%	100 %
Cost of revenue	47 %	59 %	63 %
Gross profit	53 %	41 %	37 %
Operating expenses			
Research and development	13 %	11 %	12 %
Selling, general and administrative	48 %	42 %	50 %
Total operating expenses	61 %	53 %	62 %
Loss from operations	(8)%	(12)%	(25)%
Other income, net	3 %	2 %	2 %
Settlement of litigation	(1)%	0 %	7 %
Income taxes	0%	0%	0%
Net loss	(6)%	(10)%	(16)%

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

	Year Ended December 31,		
	2005	2004	Variance
	(in thousands)		
Revenue	$ 42,313	$ 35,880	$ 6,433
Gross profit	$ 22,321	$ 14,722	$ 7,599
Gross margin percentage	53%	41%	12%
Operating expenses	$ 25,817	$ 18,886	$ 6,931
Net loss	$ (2,666)	$ (3,605)	$ 939

Revenue. Total revenue increased to $42.3 million for the year ended December 31, 2005 from $35.9 million in 2004. The increase in revenue was primarily attributable to increased acceptance and utilization of our technology in the marketplace as evidenced by our continued increase in royalty revenue. We continue to have revenue concentration in a limited number of strategic partners, as two customers accounted for 39.0% of total revenue in 2005 (23.0% and 16.0%, respectively). The top five customers, by revenue, accounted for 57% of total revenue. No other customer accounted for more than 10% of total revenue.

A breakdown of revenue for the year ended December 31, 2005 and 2004 is as follows (in thousands):

	Year Ended December 31,	
	2005	2004
System sales	$ 18,812	$ 18,956
Consumable sales	13,084	9,002
Royalty revenue	5,255	3,210
Service contracts	2,444	1,565
Other revenue	2,718	3,147
	$ 42,313	$ 35,880

System and peripheral component sales remained flat at $19.0 million for the year ended December 31, 2005. System sales decreased to 698 (693 LX systems and 5 HTS) for 2005 as compared to 793 (788 LX systems and 5 HTS) in the prior year, bringing total system sales to approximately 3,400 as of December 31, 2005. During 2005, five of our partners accounted for 486, or 70%, of total system sales for the period. These five partners purchased 476 or 60% of total system sales in 2004.

Consumable sales, comprised of microspheres and sheath fluid, increased 45% to $13.1 million during 2005 from $9.0 million in 2004. We believe the increase is primarily the result of the increased use and acceptance of our technology and the increased installed base of our systems. Partners who reported royalty bearing sales accounted for $10.9 million, or 83%, of total consumable sales for the year ended December 31, 2005. In addition, during 2005, we had 28 bulk purchases of consumables totaling approximately $9.2 million as compared with 23 bulk purchases totaling approximately $5.4 million in the prior year. A bulk purchase is defined as the purchase of $100,000 or more of consumables in a quarter. As the number of applications available on our platform expands, we expect to see the overall level of consumable sales, and related bulk purchases, continue to rise.

Royalty revenue increased 64% to $5.3 million for the year ended December 31, 2005 from $3.2 million for the year ended December 31, 2004. We believe this increase is also primarily the result of the increased use and acceptance of our technology. For the year ended December 31, 2005, we had 24 commercial partners submit royalties as compared with 22 for the year ended December 31, 2004. Additionally, the 22 partners from whom we recognized $3.2 million in royalties in 2004 represented approximately $5.1 million of the total royalties in 2005, an increase of approximately 59% over their prior year payments. Two of our partners reported royalties totaling an aggregate of approximately $2.4 million, or 46%, of the total royalties for 2005. No other customers accounted for more than 10% of total royalty revenue for 2005. Total royalty bearing sales reported to us by our partners were approximately $86 million for the year ended December 31, 2005.

Service contracts, comprised of extended warranty contracts earned ratably over the term of a contract, increased to $2.4 million during 2005 from $1.6 million in 2004. This increase is attributable to increased sales of extended service contracts, which is a direct result of the increase in the commercial base of Luminex systems as compared to the prior year period. At December 31, 2005, we had 551 Luminex systems covered under an extended service agreement and $1.7 million in deferred revenue related to those contracts. At December 31, 2004, we had 345 Luminex systems covered under an extended service agreement and $1.1 million in deferred revenue related to those contracts.

Other revenue, comprised of training revenue, shipping revenue, miscellaneous part sales, amortized license fees and special project revenue, decreased to $2.7 million for the year ended December 31, 2005 from $3.1 million for the year ended December 31, 2004. The decrease was primarily attributable to a decrease in special project revenue and a one time contractual adjustment of $245,000 related to unfulfilled purchase commitments by one of our partners that occurred in 2004. The decrease was partially offset by an increase in amortized license fees. For the year ended December 31, 2005, we had $1.4 million of part sales, $528,000 of shipping revenue, $415,000 in amortized license fees, $187,000 in training revenue and $140,000 of other miscellaneous revenue.

Gross Profit. Gross profit increased to $22.3 million for the year ended December 31, 2005, as compared to $14.7 million for the year ended December 31, 2004. The gross margin percentage increased to 53% for the year ended December 31, 2005 from 41% for the year ended December 31, 2004. The increase in gross margin was primarily attributable to the increase in the percentage of consumables and royalties, our highest margin items, as a percentage of total revenue and to a lesser extent an increase in average system sales price. For 2005, consumables and royalties represented 43% of total revenue as compared with 34% for the prior year.

Research and Development Expense. Research and development expenses increased to $5.6 million for the year ended December 31, 2005 from $3.8 million for the year ended December 31, 2004. The increase was primarily attributable to increases in personnel costs associated with the addition of employees in 2005 and increased costs related to direct materials and consumable supplies utilized in the research and development process. Research and development headcount at December 31, 2005 was 42 as compared to 34 at December 31, 2004. As a percentage of revenue, research and development expense increased 13% in 2005 as compared with 11% in 2004. Our current expectation is for research and development costs to remain between 10% and 15% of total revenue for 2006.

Selling, General and Administrative Expense. Selling, general and administrative expenses increased to $20.2 million for the year ended December 31, 2005 from $15.1 million for the comparable period in 2004. The increase was primarily attributable to building our infrastructure to accommodate the expanded marketing and business development functions necessary to execute our strategic plan; increased professional fees related to the development and protection of our intellectual property estate; and an increase in incremental stock compensation charges related to equity issuances to employees as a result of the transition to the issuance of restricted stock in lieu of stock options. As a percentage of revenue, selling, general and administrative expenses were 48% in 2005 and 42% in 2004. We believe that our selling, general and administrative expenses are leverageable and can support additional revenue with relatively minimal additions.

Other Income, net. Other income increased to $1.2 million for the year ended December 31, 2005 from $572,000 for the year ended December 31, 2004. The average rate on current invested balances was 3.9% as of December 31, 2005 compared to 1.4% as of December 31, 2004.

Settlement of Litigation. On November 18, 2004, Dynal Biotech, LLC ("Dynal"), filed a complaint in Federal Court in the Western District of Wisconsin against Luminex Corporation seeking a declaratory judgment to enjoin Luminex from interfering with an agreement between Dynal and one of Luminex's partners, MiraiBio Corporation, which granted development and distribution rights to Dynal of certain Luminex technology. On January 18, 2005, we filed an answer to the complaint denying Dynal's allegations and seeking dismissal and filed counterclaims against Dynal on the basis that Dynal improperly used Luminex technology and as a result, has damaged Luminex and its partner's position in the marketplace. On June 30, 2005, the parties entered into a confidential settlement agreement, which was subsequently entered with the Court on July 7, 2005, with a stipulation signed by the parties dismissing all claims with prejudice. Luminex recorded $322,000 of expense related to Luminex's portion of the settlement among Dynal Biotech, LLC, MiraiBio Corporation and Luminex Corporation.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

	Year Ended December 31,		
	2004	2003	Variance
		(in thousands)	
Revenue	$ 35,880	$ 26,292	$ 9,588
Gross profit	$ 14,722	$ 9,830	$ 4,892
Gross margin percentage	41%	37%	4%
Operating expenses	$ 18,886	$ 16,305	$ 2,581
Net loss	$ (3,605)	$ (4,209)	$ 604

Revenue. Total revenue increased to $35.9 million for the year ended December 31, 2004 from $26.3 million in 2003. The increase in revenue was primarily attributable to increased acceptance and utilization of our technology in the marketplace as evidenced by increases in all revenue line items. We continued to have revenue concentration in a limited number of strategic partners, as two customers accounted for 35.0% of total revenue in 2004 (24.0% and 11.0%, respectively). No other customer accounted for more than 10% of total revenue.

A breakdown of revenue for the year ended December 31, 2004 and 2003 is as follows (in thousands):

	Year Ended December 31,	
	2004	2003
System sales	$ 18,956	$ 15,577
Consumable sales	9,002	6,078
Royalty revenue	3,210	1,400
Service contracts	1,565	1,132
Other revenue	3,147	2,105
	$ 35,880	$ 26,292

System and peripheral component sales increased to $19.0 million for the year ended December 31, 2004 from $15.6 million in 2003. System sales increased to 788 for 2004 as compared to 655 in the prior year, bringing total system sales to 2,709 as of December 31, 2004. During 2004, five of our partners accounted for 549 or 70%, of the total system sales for the period. These five partners purchased 375, or 57%, of the total system sales in 2003.

Consumable sales, comprised of microspheres and sheath fluid, increased to $9.0 million during 2004 from $6.1 million in 2003. We believe the increase was primarily the result of the increased use and acceptance of our technology and the increased installed base of our systems. Partners who reported royalty bearing sales accounted for $5.5 million, or 62%, of total consumable sales for the year ended December 31, 2004. In addition, during 2004, we had 23 bulk purchases of consumables totaling approximately $5.4 million as compared with 17 bulk purchases totaling approximately $3.2 million in the prior year.

Royalty revenue increased to $3.2 million for the year ended December 31, 2004 from $1.4 million for the year ended December 31, 2003. We believe this increase was also primarily the result of the increased use and acceptance of our technology. For the year ended December 31, 2004, we had 22 commercial partners submit royalties as compared with 20 for the year ended December 31, 2003. Additionally, the 20 partners from whom we recognized $1.4 million in royalties in 2003 represented approximately $3.1 million of the total royalties in 2004, an increase of approximately 126% over their prior year payments. Five of our partners reported royalties totaling an aggregate of approximately $2.3 million, or 71%, of the total royalties for 2004. Total royalty bearing sales by our partners were over $52 million for the year ended December 31, 2004 compared to over $22 million for the year ended December 31, 2003.

Service contracts, comprised of extended warranty contracts earned ratably over the term of the contract, increased to $1.6 million during 2004 from $1.1 million in 2003. This increase was attributable to increased sales of extended service contracts, which is a direct result of the increase in the commercial base of Luminex Systems as compared to the prior year period. At December 31, 2004, we had 345 Luminex Systems covered under an extended service agreement and $1.1 million in deferred revenue related to those contracts. At December 31, 2003, we had 200 Luminex Systems covered under an extended service agreement and $778,000 in deferred revenue related to those contracts.

Other revenue, comprised of training revenue, shipping revenue, miscellaneous part sales, amortized license fees and special project revenue, increased to $3.1 million for the year ended December 31, 2004 from $2.1 million for the year ended December 31, 2003. The contributors to the increase in other revenue over prior year were spread over the range of items in other revenue, including increases in part sales to our partners who have assumed the field service obligation on our systems of $318,000, a contractual adjustment of $245,000 related to unfulfilled purchase commitments by one of our partners and contractual adjustments of $228,000 related to the forfeiture of prepaid royalty deposits that were not utilized prior to their contractual expiration. For the year ended December 31, 2004, we had $1.6 million of part sales, $465,000 of shipping revenue, $343,000 of special project revenue, $473,000 of contractual adjustments and $252,000 of other miscellaneous revenue.

Gross Profit. Gross profit increased to $14.7 million for the year ended December 31, 2004, as compared to $9.8 million for the year ended December 31, 2003. The gross margin percentage increased to 41% for the year ended December 31, 2004 from 37% for the year ended December 31, 2003. The increase in the gross margin percentage was primarily attributable to an increase in the high margin items (consumables and royalties) as a percentage of total revenue and the allocation of our fixed costs over a higher revenue base. However, these factors were partially offset by margin compression resulting from the higher cost of the new laser configuration beginning in the second quarter of 2004. For 2004, consumables and royalties represented 34% of total revenue as compared with 28% for the prior year.

Research and Development Expense. Research and development expenses increased to $3.8 million for the year ended December 31, 2004 from $3.2 million for the year ended December 31, 2003. The increase was primarily attributable to increases in personnel costs associated with the addition of employees in late 2003 and 2004. Research and development headcount at December 31, 2004 was 34 as compared to 33 at December 31, 2003 (and 28 at September 30, 2003). As a percentage of revenue, research and development expense was 11% in 2004 and 12% in 2003.

Selling, General and Administrative Expense. Selling, general and administrative expenses increased to $15.1 million for the year ended December 31, 2004 from $13.1 million for the comparable period in 2003. The increase was primarily attributable to increases in personnel costs associated with the net addition of eight employees over our December 31, 2003 selling, general and administrative headcount of 45; incremental stock compensation charges related to equity issuances to employees and expenses associated with Section 404 compliance. As a percentage of revenue, selling, general and administrative expenses were 42% in 2004 and 50% in 2003.

Other Income, net. Other income increased to $572,000 for the year ended December 31, 2004 from $426,000 for the year ended December 31, 2003. The average rate on current invested balances was 1.4% as of December 31, 2004 compared to 1.0% as of December 31, 2003.

Settlement of Litigation. On January 31, 2000, the Company filed a lawsuit in Travis County, Texas state district court alleging negligence and breach of contract on the part of the Company's prior patent counsel regarding a procedural omission whereby the Company is unable to pursue a patent in Japan, which corresponds to some of the Company's issued U.S. patents related to the Company's method of "real time" detection and quantification of multiple analytes from a single sample. On March 7, 2003, the parties executed a full, final and complete release regarding such action, without an admission of liability or wrongdoing on the part of the defendants. As consideration in connection with the settlement and release, the Company received approximately $1.8 million, net of legal and related costs and expenses.

Quarterly Results

The following table sets forth certain quarterly financial data for the periods indicated (in thousands, except per share data):

	Quarter Ended			
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
Revenue	$ 9,320	$ 10,652	$ 10,764	$ 11,577
Gross profit	4,842	6,358	5,470	5,651
Loss from operations	(514)	(280)	(991)	(1,711)
Net loss	(298)	(363)	(657)	(1,348)
Basic loss per share	(0.01)	(0.01)	(0.02)	(0.04)

	Quarter Ended			
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
Revenue	$ 9,295	$ 9,171	$ 8,359	$ 9,055
Gross profit	4,009	3,381	3,541	3,791
Loss from operations	(246)	(1,217)	(1,313)	(1,388)
Net loss	(143)	(1,126)	(1,156)	(1,180)
Basic loss per share	(0.00)	(0.04)	(0.04)	(0.04)

Liquidity and Capital Resources

At December 31, 2005, we held cash and cash equivalents of $25.2 million, short-term investments of $10.9 million and long-term investments of $5.5 million, for an aggregate of $41.6 million. At December 31, 2004, we held cash and cash equivalents of $19.2 million, short-term investments of $12.9 million and long-term investments of $4.0 million, for an aggregate of $36.1 million. As of December 31, 2005 and 2004, working capital was $39.4 million and $40.8 million, respectively. We have funded our operations to date primarily through the issuance of equity securities. Our cash reserves are held directly or indirectly in a variety of short-term and long-term, interest-bearing instruments, including obligations of the United States government or agencies thereof and U.S. corporate debt securities with maturities of two years or less.

Cash provided by operations was $7.0 million for the year ended December 31, 2005. Significant items affecting operating cash flow for the period were net inventory decreases of $3.4 million, net deferred revenue increases of $2.7 million and net increases of accounts payable of $1.8 million. Based on the current financial position and improvements in 2005, we expect operating cashflow for 2006 to result in a modest use of cash.

Cash used in investing was $2.4 million for the year ended December 31, 2005 as compared with $17.5 million for the year ended December 31, 2004. In 2005, we made purchases of property, plant and equipment of $2.8 million primarily for leasehold improvements. Currently, exclusive of changes in investments, we expect cash used in investing activities to be primarily for purchases of property, plant and equipment and to be approximately equivalent with 2005.

Our operating expenses during the year ended December 31,2005 were $25.8 million, of which $5.6 million was research and development expense and $20.2 million was selling, general and administrative expense. We currently expect that increases in operating expenses for 2006 would be substantially offset by increases in gross profit. Additionally, we expect research and development expenses to remain between 10% and 15% of total revenue in 2006. Our expected increase in research and development expenses for 2006 relative to 2005 is a result of our content strategy and expanded focus on product development. Our expected increase in selling, general and administrative expenses over those of 2005 is primarily a result of increased stock compensation expense related to the required adoption of FAS 123(R) and increased professional fees related to the development and protection of our intellectual property estate.

We presently outsource certain aspects of the assembly of our systems to contract manufacturers. We have non-cancelable purchase requirements with certain of our component suppliers that require us to take delivery of a minimum number of component parts for our products or the cost per unit will increase, which would adversely impact our gross margin. We are not otherwise committed to scheduled purchase requirements. However, because of a long lead-time to delivery, we are required to place orders for a variety of items well in advance of scheduled production runs.

Our future capital requirements will depend on a number of factors, including our success in developing and expanding markets for our products, payments under possible future strategic arrangements, continued progress of our research and development of potential products, the timing and outcome of regulatory approvals, the need to acquire licenses to new technology, costs associated with strategic acquisitions, the status of competitive products and potential cost associated with both protecting and defending our intellectual property. Additionally, actions taken based on recommendations of our strategic consulting study or the ongoing internal evaluation of our business could result in expenditures not currently contemplated in our estimates for 2006. We believe, however, that our existing cash and cash equivalents are sufficient to fund our operating expenses, capital equipment requirements and other expected liquidity requirements through 2006. Based upon our current operating plan and structure, management anticipates total cash use for 2006 to be approximately $3.6 to $5.6 million, giving us an anticipated balance in cash, cash equivalents, short-term and long-term investments at December 31, 2006 of $36.0 to $38.0 million. Factors that could affect this estimate, in addition to those listed above, include: (i) continued collections of accounts receivable consistent with our historical experience, (ii) our ability to manage our inventory levels consistent with past practices, (iii) our ability to maintain our net loss at levels comparable to 2005, (iv) settlement of other accrued liabilities, and (v) signing of partnership agreements which include significant up front license fees.

We have no credit facility or other committed sources of capital. To the extent capital resources are insufficient to meet future capital requirements, we will have to raise additional funds to continue the development and deployment of our technologies. There can be no assurance that debt or equity funds will be available on favorable terms, if at all. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of those securities could result in dilution to our stockholders. Moreover, incurring debt financing could result in a substantial portion of our operating cash flow being dedicated to the payment of principal and interest on such indebtedness, could render us more vulnerable to competitive pressures and economic downturns and could impose restrictions on our operations. If adequate funds are not available, we may be required to curtail operations significantly or to obtain funds through entering into agreements on unattractive terms.

Contractual Obligations

We currently have approximately $2.6 million in non-cancelable obligations for the next 12 months. These obligations are included in our estimated cash usage during 2006. The following table reflects the Company's total current non-cancelable obligations by period (in thousands):

		Payment Due By Period			
Contractual Obligations	**Total**	**Less Than 1 Year**	**1-3 Years**	**3-5 Years**	**More Than 5 Years**
Non-cancelable rental obligations	$ 4,236	$ 952	$ 2,947	$ 337	$
Non-cancelable purchase obligations (1)	1,649	1,649	-	-	-
Total	$ 5,885	$ 2,601	$ 2,947	$ 337	$

(1) These obligations are primarily a result of normal inventory purchases. Purchase obligations do not extend beyond a year; however, we would expect future years to have purchase commitments that will arise in the ordinary course of business and will generally increase or decrease according to fluctuations in overall sales volume.

Employment Contracts

The company has entered into employment contracts with certain of its key executives. Generally certain amounts may become payable in the event the Company terminates the executives' employment without cause.

Inflation

We do not believe that inflation has had a direct adverse effect on our operations. However, a substantial increase in product and manufacturing costs and personnel related expenses could have an adverse impact on our results of operations in the event these expenses increase at a faster pace than we can increase our system, consumable and royalty rates.

Recent Accounting Pronouncements

In December 2004, the FASB revised SFAS No. 123, "Accounting for Stock-Based Compensation," which established the fair-value-based method of accounting as preferable for share-based compensation awarded to employees and encouraged, but did not require entities to adopt it until July 1, 2005. On April 14, 2005, the Securities and Exchange Commission announced that it would provide for a phased-in implementation process that allowed non-small business registrants with a fiscal year ended December 31, 2005 an extension until January 31, 2006 to adopt SFAS No. 123(R). SFAS No. 123(R) eliminates the alternative to use APB Opinion No. 25, "Accounting for Stock Issued to Employees," which allowed entities to account for share-based compensation arrangements with employees according to the intrinsic value method. SFAS No. 123(R) requires the measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render service. The Company has adopted SFAS No. 123(R) as of January 1, 2006, requiring compensation cost to be recorded as expense for the portion of outstanding unvested awards, based on the grant-date fair value of those awards. We will use the modified prospective method for transition which requires that compensation expense be recorded for all unvested stock options beginning on the adoption date. As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB No. 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123(R)'s fair value method will have a significant impact on the Company's results of operations, although it will have no impact on the Company's overall financial position. The impact of adoption of SFAS No.123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future; however, as of January 1, 2006 there was approximately $5.2 million of estimated future option expense related to unvested stock options.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – An Amendment of ARB No. 43, Chapter 4," which clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) be recognized as current period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 will not have a material impact on our results of operations or financial position.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20, "Accounting Changes" (APB 20), and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements" (SFAS 154). APB 20 previously required that most voluntary changes in accounting principles be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in an accounting principle, such as a change in nondiscretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We will adopt the provisions of SFAS 154 effective January 1, 2006. The impact of SFAS 154 will depend on an accounting change, if any, in a future period.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our interest income received on our cash balances is sensitive to changes in the general level of domestic interest rates, particularly since the majority of our investments are in instruments that meet the definition of cash equivalents or in short-term investments and are held to maturity. A 50 basis point fluctuation from average investment returns at December 31, 2005 would yield an approximate 13% variance in overall investment return. Due to the nature of our investments, we have concluded that there is no material market risk exposure. All payments for our products, including sales to foreign customers, are required to be made in U.S. dollars; therefore, we do not engage in any foreign currency hedging activities. Accordingly, our foreign currency and currency market risk is limited.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Luminex Corporation

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Luminex Corporation maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Luminex Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Luminex Corporation maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Luminex Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Luminex Corporation as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three fiscal years in the period ended December 31, 2005 of Luminex Corporation and our report dated March 10, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Austin, Texas
March 10, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Luminex Corporation

We have audited the accompanying consolidated balance sheets of Luminex Corporation as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three fiscal years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Luminex Corporation at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Luminex Corporation's internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Austin, Texas
March 10, 2006

LUMINEX CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	December 31, 2005	December 31, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 25,206	$ 19,238
Short-term investments	10,947	12,891
Accounts receivable, (net of allowance for doubtful accounts of $366 and $278 at December 31, 2005 and 2004, respectively)	6,580	5,864
Inventories, net	4,281	7,650
Prepaids and other	1,170	841
Total current assets	48,184	46,484
Property and equipment, net	3,222	1,383
Long-term investments	5,466	3,991
Other	1,163	1,317
Total assets	$ 58,035	$ 53,175
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 3,412	$ 1,642
Accrued liabilities	2,970	2,702
Deferred revenue	2,438	1,317
Total current liabilities	8,820	5,661
Deferred revenue	4,505	2,968
Total liabilities	13,325	8,629
Stockholders' equity:		
Common stock, $.001 par value, 200,000,000 shares authorized; issued and outstanding: 31,655,683 shares in 2005; 31,169,692 shares in 2004	32	31
Preferred stock, $.001 par value, 5,000,000 shares authorized; none issued and outstanding	-	-
Additional paid-in capital	135,440	131,833
Deferred compensation	(4,219)	(3,335)
Accumulated other comprehensive loss	18	(88)
Accumulated deficit	(86,561)	(83,895)
Total stockholders' equity	44,710	44,546
Total liabilities and stockholders' equity	$ 58,035	$ 53,175

See the acompanying notes which are an integral part of these Consolidated Financial Statements.

LUMINEX CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Year Ended December 31,		
	2005	2004	2003
Revenue	$ 42,313	$ 35,880	$ 26,292
Cost of revenue	19,992	21,158	16,462
Gross profit	22,321	14,722	9,830
Operating expenses:			
Research and development	5,600	3,802	3,207
Selling, general and administrative	20,217	15,084	13,098
Total operating expenses	25,817	18,886	16,305
Loss from operations	(3,496)	(4,164)	(6,475)
Other income, net	1,174	572	426
Settlement of litigation	(322)	-	1,840
Income taxes	(22)	(13)	-
Net loss	$ (2,666)	$ (3,605)	$ (4,209)
Net loss per share, basic and diluted	$ (0.09)	$ (0.12)	$ (0.14)
Shares used in computing net loss per share, basic and diluted	30,990	30,698	29,814

See the accompanying notes which are an integral part of these Consolidated Financial Statements.

LUMINEX CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (2,666)	$ (3,605)	$ (4,209)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization expense	1,048	880	1,101
Amortization of deferred stock, restricted stock and stock compensation expense	1,675	835	240
Imputed interest	(13)	(15)	(17)
(Gain) loss on disposal of assets	83	(34)	6
Other	9	9	10
Changes in operating assets and liabilities:			
Accounts receivable, net	(716)	(638)	(2,767)
Inventories, net	3,369	(2,882)	1,586
Other assets	(332)	7	(86)
Accounts payable	1,770	(125)	687
Accrued liabilities	137	574	(979)
Deferred revenue	2,658	(278)	699
Net cash provided by (used in) operating activities	7,022	(5,272)	(3,729)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of held-to-maturity securities	(15,450)	(22,856)	-
Maturities of held-to-maturity securities	15,919	5,973	-
Purchase of property and equipment	(2,830)	(545)	(325)
Proceeds from sale of assets	21	49	26
Acquired technology rights	-	(72)	(250)
Notes receivable - related parties	-	-	43
Net cash used in investing activities	(2,340)	(17,451)	(506)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock	1,180	2,495	3,228
Net cash provided by financing activities	1,180	2,495	3,228
Effect of foreign currency exchange rate on cash	106	(14)	5
Change in cash and cash equivalents	5,968	(20,242)	(1,002)
Cash and cash equivalents, beginning of year	19,238	39,480	40,482
Cash and cash equivalents, end of year	$ 25,206	$ 19,238	$ 39,480

See the accompanying notes which are an integral part of these Consolidated Financial Statements.

LUMINEX CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands, except share amounts)

	Common Stock		Additional	Accumulated Other	Deferred		Total
	Number of Shares	Amount	Paid-In Capital	Comprehensive Income/(Loss)	Stock Compensation	Accumulated Deficit	Stockholders' Equity
Balance at December 31, 2002	29,459,218	29	121,702	(79)	-	(76,081)	45,571
Exercise of stock options	841,839	1	3,227	-	-	-	3,228
Amortization of deferred stock and stock compensation expense	-	-	240	-	-	-	240
Net loss	-	-	-	-	-	(4,209)	(4,209)
Foreign currency translation adjustment	-	-	-	5	-	-	5
Balance at December 31, 2003	30,301,057	30	125,169	(74)	-	(80,290)	44,835
Exercise of stock options	556,100	1	2,494	-	-	-	2,495
Amortization of deferred stock and stock compensation expense	-	-	544	-	(312)	-	232
Grant of restricted stock, net	312,535	-	3,626	-	(3,640)	-	(14)
Amortization of restricted stock	-	-	-	-	617	-	617
Net loss	-	-	-	-	-	(3,605)	(3,605)
Foreign currency translation adjustment	-	-	-	(14)	-	-	(14)
Balance at December 31, 2004	31,169,692	$ 31	$ 131,833	$ (88)	$ (3,335)	$ (83,895)	$ 44,546
Exercise of stock options	204,837	1	1,179	-	-	-	1,180
Amortization of deferred stock and stock compensation expense	-	-	(325)	-	312	-	(13)
Grant of restricted stock, net	307,428	-	2,967	-	(2,967)	-	-
Amortization of restricted stock	-	-	-	-	1,606	-	1,606
Forfeiture of Restricted Stock	(26,274)		(214)		165		(49)
Net loss	-	-	-	-	-	(2,666)	(2,666)
Foreign currency translation adjustment	-	-	-	106	-	-	106
Balance at December 31, 2005	31,655,683	$ 32	$ 135,440	$ 18	$ (4,219)	$ (86,561)	$ 44,710

See the accompanying notes which are an integral part of these Consolidated Financial Statements.

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Luminex Corporation develops, manufactures and sells proprietary biological testing technologies with applications throughout the life sciences industry. Our xMAP® technology, an open architecture, multiplexing technology, allows our Luminex systems to simultaneously perform up to 100 bioassays on a single drop of fluid by reading biological tests on the surface of microscopic polystyrene beads called microspheres. xMAP technology combines this miniaturized liquid array bioassay capability with small lasers, digital signal processors and proprietary software to create a system offering advantages in speed, precision, flexibility and cost. Our xMAP technology is currently being used within various segments of the life sciences industry which includes the fields of drug discovery and development, clinical diagnostics, genetic analysis, bio-defense, protein analysis and biomedical research.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts and results could differ from those estimates, and such differences could be material to the financial statements.

Cash Equivalents

Cash equivalents consist of cash deposits and investments with original maturities of three months or less when purchased.

Investments

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company's investments are classified as held-to-maturity since the Company has the intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in other income. Interest on securities classified as held-to-maturity is also included in other income.

Fair Value of Financial Instruments

The carrying amounts reflected in the balance sheets for cash, cash equivalents, accounts receivable, accounts payable, and investments, approximate fair value due to the short-term nature of the instruments.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist of short-term investments and trade receivables. The Company's short-term investments consist of investments in high credit quality financial institutions and corporate issuers.

The Company provides credit, in the normal course of business, to a number of its customers geographically dispersed primarily throughout the U.S. The Company attempts to limit its credit risk by performing ongoing credit evaluations of its customers and maintaining adequate allowances for potential credit losses and does not require collateral.

In 2005, two customers each accounted for more than 10% of our total revenues. Bio-Rad Laboratories, Inc. accounted for 23%, 24% and 16% of our total revenues in 2005, 2004 and 2003, respectively. One Lambda, Inc. accounted for 16%, 11% and 11% of our total revenues in 2005, 2004 and 2003, respectively. Biomedical Diagnostics and MiraiBio Inc. accounted for 12% and 10%, respectively in 2003. No other customer accounted for more than 10% of total revenues in 2005, 2004 or 2003.

Inventories

Inventories, consisting primarily of raw materials and purchased components, are stated at the lower of cost, determined using average cost, or market. The Company routinely assesses its on-hand inventory for timely identification and measurement of obsolete, slow-moving or otherwise impaired inventory.

Property and Equipment

Property and equipment are carried at cost less accumulated amounts for amortization and depreciation. Property and equipment are generally amortized or depreciated on a straight-line basis over the useful lives of the assets, which range from two to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the remaining term of the lease or the estimated useful life of the improvements.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets." Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets and is recorded in the period in which the determination was made.

Revenue Recognition and Allowance For Doubtful Accounts

Revenue from sales of the Company's products is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed and determinable and collectibility is probable. Generally, these criteria are met at the time the product is shipped. If the criteria for revenue recognition are not met at the time of shipment, the revenue is deferred until all criteria are met. Revenues from royalties related to agreements with strategic partners are recognized when such amounts are reported to the Company; therefore, the underlying end-user sales may be related to prior periods. Revenue from extended service agreements is deferred and recognized ratably over the term of the agreement.

Amounts billed or collected in excess of revenue recognized are recorded as deferred revenue.

We continuously monitor collections and payments from our customers and maintain allowances for doubtful accounts based upon our historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within our expectations, there can be no assurance that we will continue to experience the same level of credit losses that we have in the past. A significant change in the liquidity or financial position of any one of our significant customers, or a deterioration in the economic environment, in general, could have a material adverse impact on the collectibility of our accounts receivable and our future operating results, including a reduction in future revenues and additional allowances for doubtful accounts.

Warranty Programs

We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in product quality programs and processes, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required.

Research and Development Costs

Research and development costs are expensed in the period incurred.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expenses were not significant for any of the years presented.

Incentive Compensation

Management incentive plans are tied to various financial performance metrics. Bonus accruals made throughout the year related to the various incentive plans are based on management's best estimate of the achievement of the specific financial metrics. Adjustments to the accruals are made on a quarterly basis as forecasts of financial performance are updated. At year-end, the accruals are adjusted to reflect the actual results achieved.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." This statement prescribes the use of the liability method whereby deferred tax assets and liabilities are determined based on differences between the basis for financial reporting purposes and the tax bases of such assets and liabilities, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Net Loss Per Share

SFAS No. 128, "Earnings Per Share" prescribes standards for computing net income (loss) per share. Basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period. Potentially dilutive securities composed of incremental common shares issuable upon the exercise of stock options and warrants, and common shares issuable on conversion of preferred stock, were excluded from historical diluted loss per share because of their anti-dilutive effect.

Stock-Based Compensation

SFAS No. 123 and SFAS No. 148 prescribe accounting and reporting standards for all stock-based compensation plans, including employee stock options. As allowed by SFAS No. 123, the Company has elected to account for its employee stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25").

As required by SFAS No. 123 and SFAS No. 148, we have determined the pro forma net income and earnings per common share as if compensation cost had been determined based on the fair value of the options granted and then recognized ratably over the vesting period. The fair value of each option grant was estimated using the Black Scholes Option-Pricing model based on the date of grant and the following weighted average assumptions at December 31:

	2005	2004	2003
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	0.6	0.7	0.9
Risk-free rate of return	5.0%	5.0%	5.0%
Expected life	7 yrs.	7 yrs.	10 yrs.
Weighted average fair value at grant date	$ 4.68	$ 6.89	$ 4.86

For purposes of pro forma disclosures, the estimated fair value of the options is expensed over the options' vesting periods. Because, for pro forma purposes, the estimated fair value of the Company's employee stock options is treated as if amortized to expense over the options' vesting period, the effects of applying SFAS No. 123 for pro forma disclosure are not necessarily indicative of future amounts (in thousands, except per share amounts):

	Year Ended December 31,		
	2005	2004	2003
Net loss, as reported	$ (2,666)	$ (3,605)	$ (4,209)
Add: Stock-based employee compensation expense included in reported net loss	1,575	675	
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(4,834)	(5,307)	(5,697)
Pro forma net loss	$ (5,925)	$ (8,237)	$ (9,906)
Earnings per share			
Basic and Diluted - as reported	$ (0.09)	$ (0.12)	$ (0.14)
Basic and Diluted - pro forma	$ (0.19)	$ (0.27)	$ (0.33)

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, this option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of the Company's employee stock options.

Segment Reporting

SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," requires the use of a management approach in identifying the business segments of an enterprise. Management has determined that the Company operates in one business segment.

NOTE 2 – INVESTMENTS

Held-to-maturity securities as of December 31, 2005 and 2004 consisted of $16.4 million and $16.9 million of federal agency debt securities, respectively. Amortized cost approximates fair value of these investments.

The amortized cost of held-to-maturity debt securities at December 31, 2005 and 2004, by contractual maturity, are shown below (in thousands). Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

	December 31,					
	2005			2004		
	Cost	Accrued Interest	Amortized Cost	Cost	Accrued Interest	Amortized Cost
Due in one year or less	$ 10,947	$ 93	$ 11,040	$ 12,891	$ 66	$ 12,957
Due after one year through two years	5,466	23	5,489	3,991	28	4,019
	$ 16,413	$ 116	$ 16,529	$ 16,882	$ 94	$ 16,976

NOTE 3 - ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following at December 31 (in thousands):

	2005	2004
Accounts receivable	$ 6,946	$ 6,142
Less: Allowance for doubtful accounts	(366)	(278)
	$ 6,580	$ 5,864

The following table summarizes the changes in the allowance for doubtful accounts (in thousands):

Balance at December 31, 2002	$ 400
Reductions charged to costs and expenses	(58)
Write-offs of uncollectible accounts	(3)
Recoveries of uncollectible accounts	1
Balance at December 31, 2003	340
Reductions charged to costs and expenses	(34)
Write-offs of uncollectible accounts	(28)
Recoveries of uncollectible accounts	-
Balance at December 31, 2004	278
Additions charged to costs and expenses	90
Write-offs of uncollectible accounts	(2)
Recoveries of uncollectible accounts	-
Balance at December 31, 2005	$ 366

NOTE 4 - INVENTORY, NET

Inventory consisted of the following at December 31 (in thousands):

	2005	2004
Parts and supplies	$ 4,011	$ 5,504
Work-in-progress	526	1,985
Finished goods	205	698
	4,742	8,187
Less: Allowance for excess and obsolete inventory	(461)	(537)
	$ 4,281	$ 7,650

The Company has non-cancelable purchase commitments with certain of its component suppliers in the amount of approximately $1.6 million for 2006. Should production requirements fall below the level of the Company's commitments, the Company could be required to take delivery of inventory for which it has no immediate need or incur an increased cost per unit going forward.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31 (in thousands):

	2005	2004
Laboratory equipment	$ 3,954	$ 3,063
Leasehold improvements	2,102	964
Computer equipment	1,237	1,075
Purchased software and intangibles	1,901	1,722
Furniture and fixtures	438	387
	9,632	7,211
Less: Accumulated amortization and depreciation	(6,410)	(5,828)
	$ 3,222	$ 1,383

NOTE 6 - OTHER ASSETS

Other assets consisted of the following at December 31 (in thousands):

	2005	2004
Purchased technology rights (net of accumulated amortization of $308,000 and $222,000 in 2005 and 2004, respectively)	$ 689	$ 775
Other	560	628
	1,249	1,403
Less: Current portion	(86)	(86)
	$ 1,163	$ 1,317

In March 2001, the Company entered into an agreement that provides the Company with a license to commercialize products incorporating certain patented technology. Under the terms of the agreement, the Company made $800,000 in milestone payments through December 31, 2003, none in 2004 and has agreed to make additional payments of $200,000 in the aggregate upon the achievement of additional milestones. In addition, the Company will make royalty payments based on sales of the developed products incorporating the licensed technology. The costs of the technology rights acquired were capitalized and are being amortized on a straight-line basis over their estimated useful lives of five to fifteen years. For the years ended December 31, 2005 and 2004, the Company recognized amortization expense related to the amortization of these acquired technology rights of approximately $86,000 and $84,000, respectively. Future amortization expense will be $86,000 in 2006, $75,000 in 2007, $59,000 in 2008, $59,000 in 2009, $59,000 in 2010 and $351,000 thereafter.

NOTE 7 - ACCRUED WARRANTY COSTS

Sales of the Company's systems are subject to a warranty. System warranties typically extend for a period of twelve months from the date of installation or no more than 15 months from the date of shipment. The Company estimates the amount of warranty claims on sold product that may be incurred based on current and historical data. The actual warranty expense could differ from the estimates made by the Company based on product performance. Warranty expenses are evaluated and adjusted periodically.

The following table summarizes the changes in the warranty accrual (in thousands):

Accrued warranty costs at December 31, 2003	$ 475
Warranty expenses	(974)
Accrual for warranty costs	1,003
Accrued warranty costs at December 31, 2004	504
Warranty expenses	(785)
Accrual for warranty costs	632
Accrued warranty costs at December 31, 2005	$ 351

NOTE 8 - INCOME TAXES

The components of the provision for income taxes attributable to continuing operations are as follows for the years ended December 31, 2005 and December 31, 2004 (in thousands):

	Year Ended December 31,		
	2005	**2004**	**2003**
Current:			
Federal	$ -	$ -	$
Foreign	22	13	
State	-	-	
Total current	22	13	
Deferred:			
Federal	-	-	
Foreign	-	-	
State	-	-	
Total deferred	-	-	
Total provision for income taxes	$ 22	$ 13	$

As of December 31, 2005, the Company had federal net operating loss carryforwards of approximately $94.6 million and research and development credit carryforwards of approximately $1.7 million that will begin to expire in 2010 if not utilized prior to that time. Utilization of the net operating losses and tax credits may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and research and development credits before utilization.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows (in thousands):

The Company has established a valuation allowance equal to the net deferred tax assets due to uncertainties regarding the realization of deferred tax assets based on the Company's lack of earnings history. The valuation allowance increased by approximately $600,000 during 2005, due to operations. Approximately $11.7 million of the valuation allowance relates to tax benefits for stock option deductions included in the net operating loss carryforward, which when realized, will be allocated directly to contributed capital to the extent the benefits exceed amounts attributable to deferred stock compensation expense.

	2005	2004	2003
Deferred tax assets:			
Current deferred tax assets			
Accrued liabilities and other	$ 645	$ 1,117	$ 1,297
Gross current deferred tax assets	645	1,117	1,297
Valuation allowance	(425)	(892)	(1,134)
Net current deferred tax assets	220	225	163
Noncurrent deferred tax assets			
Net operating loss and credit carryforwards	35,018	35,031	32,699
Deferred revenue	2,562	1,568	1,674
Depreciation and amoritization	279	197	295
Investment basis	1,637	1,637	1,637
Gross Noncurrent Deferred Tax Assets	39,496	38,433	36,305
Valuation allowance	(39,496)	(38,433)	(36,305)
Net noncurrent deferred tax assets	-	-	-
Deferred tax liabilities:			
Current deferred tax liabilities			
Prepaid expenses	(220)	(225)	(163)
Total current deferred tax liabilities	-	-	-
Net current deferred tax asset (liability)	$ -	$ -	$ -
Net noncurrent deferred tax asset (liability)	$ -	$ -	$ -

Undistributed earnings of our foreign subsidiary are considered permanently reinvested and, accordingly, no provision for U.S. federal or state income taxes has been provided thereon.

The Company's provision (benefit) for income taxes attributable to continuing operations differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 34% to income before income taxes as a result of the following:

	Year Ended December 31,		
	2005	2004	2003
Statutory tax rate	(34.0)%	(34.0)%	(34.0)%
State taxes, net of federal benefit	(3.0)%	(2.7)%	(3.0)%
Permanent items	1.4%	0.8%	0.1%
Research credit generated	0.0%	0.0%	(3.5)%
Deferred assets not benefited	36.4%	36.3%	40.4%
	0.8%	0.4%	0.0%

NOTE 9 - NET LOSS PER SHARE

The Company has excluded all potentially dilutive securities such as unvested restricted stock, outstanding stock options to purchase common stock and shares subject to repurchase from the calculation of diluted loss per common share because such securities are anti-dilutive for all periods presented. The total shares excluded from the calculations of diluted net loss per share, prior to application of the treasury stock method for options, were

1,692,591, 1,665,381 and 2,242,816 for the years ended December 31, 2005, 2004 and 2003, respectively. Such securities, had they been dilutive, would have been included in the computations of diluted net loss per share.

NOTE 10 - STOCKHOLDERS' EQUITY

Preferred Stock

The Company's Board of Directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the Company's stockholders. At December 31, 2005 and 2004, there was no preferred stock issued and outstanding.

Stockholders' Rights Plan

On June 20, 2001, the Company's Board of Directors declared a dividend of one right for each outstanding share of the Company's common stock to stockholders of record at the close of business on July 2, 2001. Each right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share, at a purchase price of $100 per fractional share, subject to adjustment. The rights are not currently exercisable and will become exercisable only in the event a person or group acquires beneficial ownership of 20 percent or more of common stock. The rights expire on June 20, 2011.

NOTE 11 - COMPREHENSIVE LOSS

In accordance with the disclosure requirements of SFAS No. 130, "Reporting Comprehensive Income," the Company's comprehensive loss is comprised of net loss and foreign currency translation. Comprehensive loss for the years ended December 31, 2005 and 2004 was approximately $2.6 million and $3.6 million, respectively.

NOTE 12 - EMPLOYEE BENEFIT PLANS

Equity Incentive Plans

Under the Company's 1996 Stock Option Plan (the "1996 Plan"), the 2000 Long-Term Incentive Plan (the "2000 Plan") and the 2001 Broad-Based Stock Option Plan (the "2001 Plan"), certain employees, non-employees and non-employee directors have been granted options to purchase shares of common stock. The stock options generally vest in installments over a multi-year period and expire either five or ten years after the date of grant. Since approval of the 2000 Plan in February 2000, no further option shares are authorized for issuance under the 1996 Plan. At December 31, 2005, there were options for approximately 20,000 shares of common stock outstanding under the 1996 Plan.

The 2000 Plan allows the Company to grant a variety of incentive awards to key employees, directors and consultants of the Company. A maximum of 3.6 million shares of common stock were authorized for issuance under the 2000 Plan and can be awarded in the form of non-qualified stock options, stock appreciation rights, restricted stock and other stock-based awards. A total of approximately 491,000 shares are authorized and available for future issuance as of December 31, 2005. To date, approximately 238,000 shares have been issued pursuant to option exercises under this plan and approximately 620,000 shares have been issued in the form of restricted stock awards as further described below under Restricted Stock Awards. At December 31, 2005, there were options for approximately 2.2 million shares of common stock outstanding under the 2000 Plan.

The 2001 Plan allows the Company to grant non-qualified stock options to employees and consultants of the Company. Directors and officers of the Company are not eligible to participate in the 2001 Plan or to receive grants thereunder. The number of shares of the Company's common stock authorized for issuance under the 2001 Plan, is determined by calculating 5% of the maximum number of all issued and outstanding shares of the common stock plus all shares of the common stock which may be directly issuable upon the exercise, exchange or conversion of any outstanding rights, warrants, options or other derivative securities convertible into shares of common stock. As of December 31, 2005, the maximum number of shares authorized for issuance under the 2001 Plan was approximately 1.8 million. A total of approximately 622,000 shares are authorized and available for future issuance as of December 31, 2005. To date, approximately 187,000 shares have been issued pursuant to option exercises under this plan. At December 31, 2005, there were options for approximately 980,000 shares of common stock outstanding under the 2001 Plan.

The 1996 Plan, the 2000 Plan and 2001 Plan are administered by the Compensation Committee of the Board of Directors which has the authority to determine the terms and conditions under which options will be granted, including the number of shares, option price, vesting schedule and term. Under certain circumstances, the Company may repurchase previously granted options or shares issued upon the exercise of a previously granted option.

During the years ended December 31, 2005, 2004 and 2003, the Company recorded deferred stock compensation expense of $1.6 million, $849,000 and $240,000 in connection with certain stock options and restricted stock granted. The amounts represent the difference between the exercise price of stock option grants and the deemed fair value of the common stock at the time of such grants amortized over the vesting period of the grant or, for restricted stock, the fair value of the shares at the time of issuance amortized over the vesting period. The Company recorded approximately $45,000, $174,000 and $240,000 of stock compensation expense related to option issuances during the year to certain non-employees performing services for the Company during 2005, 2004 and 2003, respectively. Unamortized deferred stock compensation was $4.2 million at December 31, 2005.

In connection with his hiring as our Chief Executive Officer, the Company issued Patrick J. Balthrop a non-qualified stock option grant for the purchase of 500,000 shares of the Company's common stock dated May 15, 2004 at an exercise price of $9.36 per share (the "Balthrop Option"). The Balthrop Option vests 25% on the first anniversary of the date of grant and ratably on a monthly basis for the three years following the initial vesting date. This award was not pursuant to any of the Company's existing equity incentive plans. As previously reported, at a meeting of the compensation committee of the Board of Directors on February 10, 2005, the committee approved resolutions to increase the exercise price of the Balthrop Option from $9.36 per share to $10.10 per share (the closing market price on the date immediately preceding the original grant date). This modification was made in order to eliminate the potential application of certain adverse tax implications in light of tax law changes created as a result of the American Jobs Creation Act of 2004. In connection therewith, the compensation committee approved a cash bonus payable to Mr. Balthrop to be paid consistent with the vesting period of the option grant, subject to Mr. Balthrop's continued employment, equal to $370,000. According to the vesting schedule and assuming no acceleration event contemplated by the Plan, one quarter of the cash bonus was paid as of May 15, 2005 (the first vesting date and consistent with the equity vesting) and the balance of such payments are being made in equal monthly installments over the 36 months thereafter.

A summary of the changes in stock options is as follows:

	Shares	Range of Exercise Prices	Weighted Average Exercise Price
Options outstanding, December 31, 2002	3,845,666	$1.96 - $41.75	$ 11.97
Granted	1,729,000	$4.00 - $10.55	$ 5.59
Exercised	(841,839)	$1.96 - $6.52	$ 3.83
Surrendered	(590,809)	$3.92 - $41.75	$ 18.00
Options outstanding, December 31, 2003	4,142,018	$3.92 - $35.63	$ 10.10
Granted	1,060,586	$0.00 - $12.47	$ 8.15
Exercised	(556,563)	$3.92 - $8.22	$ 4.49
Surrendered	(580,436)	$0.00 - $30.82	$ 14.92
Options outstanding, December 31, 2004	4,065,605	$4.00 - $35.63	$ 9.76
Granted	23,000	$7.35 - $7.90	$ 7.48
Exercised	(204,837)	$4.68 - $8.22	$ 5.76
Surrendered	(155,938)	$4.68 - $25.06	$ 12.32
Options outstanding, December 31, 2005	3,727,830	$4.00 - $35.63	$ 9.86

The following table summarizes outstanding and exercisable options at December 31, 2005:

	Options Outstanding				Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price		Number Exercisable and Vested	Weighted Average Exercise Price
$4.00 - $4.97	959,498	7.21 years	$ 4.74		480,748	$ 4.72
$5.01 - $7.51	747,872	6.89 years	6.45		679,747	6.39
$7.53 - $10.10	1,093,425	8.19 years	9.19		563,293	9.04
$10.14 - $24.81	747,035	5.16 years	16.97		739,222	17.03
$24.88 - $35.63	180,000	4.89 years	25.95		180,000	25.95
	3,727,830	6.91 years	$ 9.86		2,643,010	$ 10.96

Total exercisable options as of December 31, 2005, 2004 and 2003 were 2,643,010, 2,241,659 and 2,444,854, respectively.

Reserved Shares of Common Stock

At December 31, 2005 and 2004, the Company had reserved 4,833,563 and 5,319,554 shares of common stock, respectively, for the issuance of common stock upon the exercise of options issued pursuant to the Company's equity plans and arrangements. The following table summaries the reserved shares by plan as of December 31, 2005:

	Options Outstanding	Shares Available for Future Issuance	Total Shares Reserved
1996 Plan............	20,400	-	20,400
2000 Plan............	2,227,053	491,059	2,718,112
2001 Plan............	980,377	621,638	1,602,015
Other *	500,000	-	500,000
	3,727,830	1,112,697	4,840,527

* Balthrop Option

Employee Savings Plans

Effective January 1, 2001, the Company began sponsoring a retirement plan authorized by section 401(k) of the Internal Revenue Code. In accordance with the 401(k) plan, all employees are eligible to participate in the plan on the first day of the month following the commencement of full time employment. For 2005, 2004 and 2003, each employee could contribute a percentage of compensation up to a maximum of $14,000, $13,000 and $12,000 per year, respectively, with the Company matching 50% of each employee's contributions. The Company's contributions for 2005, 2004 and 2003 were $345,000, $287,000 and $242,000, respectively.

Restricted Stock Awards

Restricted stock awards may be granted at the discretion of the Board of Directors under the 2000 Plan in connection with the hiring or retention of key employees and are subject to certain conditions. Restrictions expire at certain dates after the grant date in accordance with specific provisions in the employee's agreement. During the year ended December 31, 2005, the Company awarded 307,428 shares of restricted common stock, which had a fair value at the date of grant ranging from $7.53 – $10.40. During the year ended December 31, 2004, the Company awarded 312,535 shares of restricted common stock, which had a fair value at the date of grant ranging from $7.78 – $16.00. Compensation under these restricted stock awards was charged to expense over the restriction period and amounted to $1.6 million, $675,000 and $0 in 2005, 2004 and 2003, respectively. As of December 31, 2005 and 2004, the Company had $4.2 million and $3.3 million of deferred stock compensation relating to these restricted stock awards, respectively.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

Lease Arrangements

The Company has operating leases related primarily to its office facilities. Rental expense for these operating leases for the years 2005, 2004 and 2003 totaled approximately $842,000, $878,000 and $810,000, respectively.

Minimum annual rental commitments as of December 31, 2005 under non-cancelable leases for each of the next five years and in the aggregate were as follows (in thousands):

2006	$ 952
2007	977
2008	970
2009	1,000
2010	337
Thereafter	-
Total	$ 4,236

These non-cancelable lease commitments include certain rent escalation provisions which have been included in the minimum annual rental commitments shown above. These amounts are recorded to expense on a straight-line basis over the life of the lease.

Non-Cancelable Purchase Commitments

As of December 31, 2005 the Company had approximately $1.6 million in purchase commitments with several of its inventory suppliers. These commitments require delivery of minimum amounts of components throughout 2006. None of the Company's current commitments extend past 2006.

Employment Contracts

The company has entered into employment contracts with certain of its key executives. Generally certain amounts may become payable in the event the Company terminates the executives' employment without cause.

Legal Proceedings

RBM:

On April 26, 2005, the Company was served with a complaint, filed by Rules Based Medicine, Inc. ("RBM") in state district court in Travis County, Texas seeking a declaratory judgment that the formation of HealthMAP Laboratories, Inc. (subsequently renamed the Biophysical Corporation) did not constitute a usurpation of an RBM corporate opportunity and that RBM has the necessary contractual license rights under its existing agreement with the Company to perform certain testing services on behalf of BioPhysical Corporation. On May 19, 2005, we filed an answer to this complaint denying all claims brought by RBM. On June 21, 2005, the parties entered into an agreement, which was subsequently entered with the court on June 22, 2005. Pursuant to this agreement, the parties agreed that RBM would not file any claims related to this matter against the Company until August 1, 2005, and that the Company would not file any claims related to this matter against RBM until August 16, 2005, in order to continue to pursue settlement negotiations. The parties were unable to reach agreement on the terms of settlement. RBM re-filed its lawsuit against us on August 12, 2005, seeking a declaratory judgment against us as set forth above. In response, we re-filed its answer and counterclaims against RBM, as well as new claims against Mark Chandler and Craig Benson, officers of RBM, on August 19, 2005. The parties are currently proceeding with discovery.

NOTE 14 - GUARANTEES

The terms and conditions of the Company's development and supply and license agreements with its strategic partners generally provide for a limited indemnification of such partners, arising from the sale of Luminex Systems and consumables, against losses, expenses and liabilities resulting from third-party claims based on an alleged infringement on an intellectual property right of such third party. The terms of such indemnification provisions generally limit the scope of and remedies for such indemnification obligations. To date, the Company has not had to reimburse any of its strategic partners for any losses arising from such indemnification obligations.

NOTE 15 - GEOGRAPHIC INFORMATION

We operate in one business segment, biological testing in the life sciences industry. The table below provides information regarding product revenues from our sales to customers within the United States and in foreign countries for the years ended December 31 (in thousands):

	2005	2004	2003
Domestic	$ 32,844	$ 26,965	$ 18,243
Foreign:			
Europe	5,310	5,710	7,020
Asia	1,123	932	433
Other	3,036	2,273	596
	$ 42,313	$ 35,880	$ 26,292

NOTE 16 - SETTLEMENT OF LITIGATION

As a result of a procedural omission, the Company is unable to pursue a patent in Japan, which corresponds to some of the Company's issued U.S. patents related to the Company's method of "real time" detection and quantification of multiple analytes from a single sample. On January 31, 2000, the Company filed a lawsuit in Travis County, Texas state district court alleging negligence and breach of contract on the part of the defendants in this matter. On March 7, 2003, the parties executed a full, final and complete release regarding such action, without an admission of liability or wrongdoing on the part of the defendants. As consideration in connection with the settlement and release, the Company received approximately $1.8 million, net of legal and related costs and expenses.

On November 18, 2004, Dynal Biotech, LLC ("Dynal"), filed a complaint in Federal Court in the Western District of Wisconsin against Luminex Corporation seeking a declaratory judgment to enjoin Luminex from interfering with an agreement between Dynal and one of Luminex's partners, MiraiBio Corporation, which granted development and distribution rights to Dynal of certain Luminex technology. On January 18, 2005, we filed an answer to the complaint denying Dynal's allegations and seeking dismissal and filed counterclaims against Dynal on the basis that Dynal improperly used Luminex technology and as a result, has damaged Luminex and its partner's position in the marketplace. On June 30, 2005, the parties entered into a confidential settlement agreement, which was subsequently entered with the court on July 7, 2005, with a stipulation signed by the parties dismissing all claims with prejudice. Luminex recorded $322,000 of expense in the second quarter of 2005 related to Luminex's portion of the settlement among Dynal Biotech, LLC, MiraiBio Corporation and Luminex Corporation.

NOTE 17 - RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB revised SFAS No. 123, "Accounting for Stock-Based Compensation," which established the fair-value-based method of accounting as preferable for share-based compensation awarded to employees and encouraged, but did not require entities to adopt it until July 1, 2005. On April 14, 2005, the Securities and Exchange Commission announced that it would provide for a phased-in implementation process that allowed non-small business registrants with a fiscal year ended December 31, 2005 an extension until January 31, 2006 to adopt SFAS No. 123(R). SFAS No. 123(R) eliminates the alternative to use APB Opinion No. 25,

"Accounting for Stock Issued to Employees," which allowed entities to account for share-based compensation arrangements with employees according to the intrinsic value method. SFAS No. 123(R) requires the measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render service. The Company has adopted SFAS No. 123(R) as of January 1, 2006, requiring compensation cost to be recorded as expense for the portion of outstanding unvested awards, based on the grant-date fair value of those awards. We will use the modified prospective method for transition which requires that compensation expense be recorded for all unvested stock options beginning on the adoption date. As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB No. 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123(R)'s fair value method will have a significant impact on the Company's results of operations, although it will have no impact on the Company's overall financial position. The impact of adoption of SFAS No.123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future; however, as of January 1, 2006 there was approximately $5.2 million of estimated future option expense related to unvested stock options.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – An Amendment of ARB No. 43, Chapter 4," which clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) be recognized as current period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 will not have a material impact on our results of operations or financial position.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20, "Accounting Changes" (APB 20), and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements" (SFAS 154). APB 20 previously required that most voluntary changes in accounting principles be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in an accounting principle, such as a change in nondiscretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We will adopt the provisions of SFAS 154 effective January 1, 2006. The impact of SFAS 154 will depend on an accounting change, if any, in a future period.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), which are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedure as of the end of the period covered by this report. Based on the evaluation and criteria of these disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2005 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2005. Because of its inherent limitations, internal control over financial reporting may not prevent or detect mistatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been audited and attested to by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is provided at Item 8, page 37.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Exchange Act Rule 13a-15(d) during the fourth quarter of 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item concerning our directors, audit committee, and audit committee financial experts, code of ethics and compliance with Section 16(a) of the Exchange Act is incorporated by reference to information under the caption "Proposal 1 - Election of Directors" and to the information under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement for our 2006 annual meeting of stockholders to be held on or about May 25, 2006 (the "Proxy Statement"). Our Proxy Statement will be filed with the Securities and Exchange Commission not later than April 28, 2006.

Pursuant to General Instruction G(3), certain information with respect to our executive officers is set forth under the caption "Executive Officers of the Registrant" in Item 4 of this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this item is incorporated by reference to the section of the Proxy Statement entitled "Executive Compensation and Related Matters."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item is incorporated by reference to the sections of the Proxy Statement entitled "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance Under Equity Compensation Plans."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by this Item is incorporated by reference to the section of the Proxy Statement entitled "Certain Relationships and Related Party Transactions."

ITEM 14. PRINCIPLE ACCOUNTANT FEES AND SERVICES

Information required by this Item is incorporated by reference to the section of the Proxy Statement entitled "Ratification of Appointment of Independent Registered Public Accountants.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as a part of this Annual Report on Form 10-K:

(1) Financial Statements:

The Financial Statements required by this item are submitted in Part II, Item 8 of this report.

(2) Financial Statement Schedules:

All schedules are omitted because they are not applicable or the required information is shown in the Financial Statements or in the notes thereto.

(3) Exhibits:

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
2.1	Asset Purchase Agreement, effective as of September 5, 2002, by and among Rules-Based Medicine, Inc., Luminex Corporation and RBM Acquisition, Inc. (Pursuant to Item 601(b)(2) of Regulation S-K, the schedules to this agreement are omitted, but will be provided supplementally to the Commission upon request) (Previously filed as an Exhibit to the Company's Current Report on Form 8-K dated September 10, 2002).
3.1	Restated Certificate of Incorporation of the Company (Previously filed as an Exhibit to the Company's Registration Statement on Form S-1 (File No. 333-96317), filed February 7, 2000, as amended).
3.2	Amended and Restated Bylaws of the Company (Previously filed as an Exhibit to the Company's Registration Statement on Form S-1 (File No. 333-96317), filed February 7, 2000, as amended).
4.1	Rights Agreement dated as of June 20, 2001 between Luminex Corporation and Mellon Investor Services, LLC, as Rights Agent which includes as Exhibit A the form of Certificate of Designations of Series A Junior Participating Preferred Stock setting forth the terms of the Series A Junior Participating Preferred Stock, as Exhibit B the form of Rights Certificate and as Exhibit C the Summary of Rights (Previously filed as Exhibit 4 to the Company's Current Report on Form 8-K dated June 21, 2001).
10.1#	1996 Stock Option Plan of the Company, as amended (Previously filed as an Exhibit to the Company's Registration Statement on Form S-1 (File No. 333-96317), filed February 7, 2000, as amended).
10.2#	Form of Stock Option Agreement for the 1996 Stock Option Plan (Previously filed as an Exhibit to the Company's Registration Statement on Form S-1 (File No. 333-96317), filed February 7, 2000, as amended).
10.3#	Form of Incentive Stock Option Agreement for the 1996 Stock Option Plan (Previously filed as an Exhibit to the Company's Registration Statement on Form S-1 (File No. 333-96317), filed February 7, 2000, as amended).
10.4#	2000 Long-Term Incentive Plan of the Company, as amended (Previously filed as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002).
10.5#	Form of Stock Option Award Agreement for the 2000 Long-Term Incentive Plan (Previously filed as an Exhibit to the Company's Registration Statement on Form S-1 (File No. 333-96317), filed February 7, 2000, as amended).

10.6#	2001 Broad-Based Stock Option Plan of the Company (Previously filed as an Exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2001).
10.7#	Form of Option Grant Certificate for the 2001 Broad-Based Stock Option Plan (Previously filed as an Exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2001).
10.8+	Development and Supply Agreement dated as of March 19, 1999 by and between the Company and Bio-Rad Laboratories, Inc. (Previously filed as an Exhibit to the Company's Registration Statement on Form S-1 (File No. 333-96317), filed February 7, 2000, as amended).
10.9+	Amendment to Development and Supply Agreement dated as of January 13, 2000 by and between the Company and Bio-Rad Laboratories, Inc. (Previously filed as an Exhibit to the Company's Registration Statement on Form S-1 (File No. 333-96317), filed February 7, 2000, as amended).
10.10	Second Amendment to Development and Supply Agreement dated as of June 12, 2000 by and between the Company and Bio-Rad Laboratories, Inc. (Previously filed as an Exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000).
10.11+	Distribution, Development and Supply Agreement dated as of August 6, 2001 by and between the Company and Miraibio, Inc (Previously filed as an Exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2001).
10.12+	Agreement for Electronic Manufacturing Services dated as of January 1, 2000 by and between the Company and Sanmina Corporation (Previously filed as an Exhibit to the Company's Registration Statement on Form S-1 (File No. 333-96317), filed February 7, 2000, as amended).
10.13#	Form of Amended and Restated Employment Agreement between the Company and each of Randel S. Marfin, James W. Jacobson, Ph.D. and Oliver H. Meek (Previously filed as an Exhibit to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2002).
10.14#	Management Services Agreement, effective as of August 12, 2002, by and between Luminex Corporation and Thomas W. Erickson (Previously filed as an Exhibit to the Company's Current Report on Form 8-K dated September 10, 2002).
10.15#	First Amendment to Management Services Agreement by and between Luminex Corporation and Thomas W. Erickson, dated March 1, 2003. (Previously filed as an Exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002).
10.16#	Second Amendment to Management Services Agreement by and between Luminex Corporation and Thomas W. Erickson, dated September 1, 2003 (Previously filed as an Exhibit to the Company's Quarterly Report of Form 10-Q for the quarterly period ending June 30, 2003).
10.17#	Amendment to Second Amendment to Management Services Agreement by and between Luminex Corporation and Thomas W. Erickson (Previously filed as an Exhibit to the Company's Quarterly Report of Form 10-Q for the quarterly period ending September 30, 2003).
10.18#	Third Amendment to Management Services Agreement by and between Luminex Corporation and Thomas W. Erickson, dated December 11, 2003 (Previously filed as an Exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003).
10.19#	Fourth Amendment to Management Services Agreement by and between Luminex Corporation and Thomas W. Erickson, dated March 12, 2004 (Previously filed as an Exhibit to the Company's Quarterly Report on Form 10-K for the fiscal year ended December 31, 2003).
10.20#	Consultant Agreement, effective as of September 5, 2002, by and between Mark B. Chandler, Ph.D. and Luminex Corporation (Previously filed as an Exhibit to the Company's Current Report on Form 8-K dated September 10, 2002).
10.21#	Form of Indemnification Agreement dated May 22, 2002 between the Company and each of the

directors and officers of the Company (Previously filed as an Exhibit to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2002).

10.22 Lease Agreement between Aetna Life Insurance Company, as Landlord, and Luminex Corporation, as Tenant, dated October 19, 2001 (Previously filed as an Exhibit to the Company's Form 10-Q for the quarterly period ended September 30, 2001).

10.23 First Amendment to Lease Agreement between Aetna Life Insurance Company, as Landlord, and Luminex Corporation as Tenant, dated July 25, 2002. (Previously filed as an Exhibit to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2002).

10.24 Lease Amendment between McNeil 4 & 5 Investors, LP, as Landlord, and Luminex Corporation, as Tenant, dated January 27, 2003 (Previously filed as an Exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002).

10.25 Sublease Agreement dated as of May 2, 2002 by and between the Company and American Innovations, Ltd., for facilities situated at 12112 Technology Boulevard, Austin, Texas 78727 (Previously filed as an Exhibit to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2002).

10.26# Employment Agreement, effective as of October 1, 2003, by and between Luminex Corporation and Harriss T. Currie (Previously filed as an Exhibit to the Company's Annual Report on form 10-K for the fiscal year ended December 31, 2003).

10.27# Employment Agreement effective as of October 1, 2003, by and between Luminex Corporation and David S. Reiter (Previously filed as an Exhibit to the Company's Annual Report on form 10-K for the fiscal year ended December 31, 2003).

10.28# Employment Agreement effective as of May 15, 2004, by and between Luminex Corporation and Patrick J. Balthrop (Previously filed as an Exhibit to the Company's Current Report on Form 8-K dated May 17, 2004).

10.29# Employment Agreement effective as of October 25, 2004, by and between Luminex Corporation and Gregory J. Gosch (Previously filed as an Exhibit to the Company's Current Report on Form 8-K dated October 22, 2004).

10.30# Employment Agreement effective as of May 23, 2005, by and between Luminex Corporation and Russell W. Bradley (Previously filed as an Exhibit to the Company' s Current Report on Form 8-K dated May 23, 2005)

10.31# Form of Restricted Stock Agreement for the 2000 Long-Term Incentive Plan and 2001 Broad-Based Stock Option Plan (Previously filed as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004).

10.32# Form of Non-Qualified Stock Option Agreement dated as of May 15, 2004, by and between Luminex Corporation and Patrick J. Balthrop (Previously filed as an Exhibit to the Company's Current Report on Form 8-K dated May 17, 2004).

10.33# Director Compensation Policy (Previously filed as an Exhibit to the Company' s Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

10.34# Executive Officer Compensation Summary (Previously filed as an Exhibit to the Company' s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005).

10.35# Form of Amendment to Executive Employment Agreements.

21.1 Subsidiaries of the Company.

23.1 Consent of Independent Registered Public Accounting Firm.

24.1 Power of Attorney (incorporated in the signature page of this report).

31.1 Certification by CEO pursuant to Securities and Exchange Act Rules 13a-14(a) and 15d – 14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification by CFO pursuant to Securities and Exchange Act Rules 13a-14(a) and 15d – 14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification by CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification by CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Management contract or compensatory plan or arrangement.

+ Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act and Rule 24b-2 promulgated under the Securities Exchange Act, which portions are omitted and filed separately with the Securities and Exchange Commission.

(c) See Exhibits listed under Item 15(a)(3).

SIGNATURES

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 16, 2006.

LUMINEX CORPORATION

By: /s/ Patrick J. Balthrop
Patrick J. Balthrop
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Patrick J. Balthrop and Harriss T. Currie, each his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURES	TITLE	DATE
/s/ Patrick J. Balthrop Patrick J. Balthrop	President and Chief Executive Officer, Director (Principal Executive Officer)	March 16, 2006
/s/ Harriss T. Currie Harriss T. Currie	Chief Financial Officer, VP - Finance and Treasurer (Principal Financial Officer)	March 16, 2006
/s/ Kristi M. Richburg Kristi M. Richburg	Controller (Principal Accounting Officer)	March 16, 2006
/s/ Robert J. Cresci Robert J. Cresci	Director	March 16, 2006
/s/ Thomas W. Erickson Thomas W. Erickson	Director	March 16, 2006
/s/ Fred C. Goad, Jr. Fred C. Goad, Jr.	Director	March 16, 2006
/s/ Jay B. Johnston Jay B. Johnston	Director	March 16, 2006
/s/ Jim D. Kever Jim D. Kever	Director	March 16, 2006

/s/ G. Walter Loewenbaum II G. Walter Loewenbaum II	Chairman of the Board of Directors, Director	March 16, 2006
/s/ Kevin M. McNamara Kevin M. McNamara	Director	March 16, 2006
/s/ J. Stark Thompson J. Stark Thompson	Director	March 16, 2006
/s/ Gerard Vaillant Gerard Vaillant	Director	March 16, 2006

CERTIFICATION

I, Patrick J. Balthrop, certify that:

1. I have reviewed this annual report on Form 10-K of Luminex Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2006

By: /s/ Patrick J. Balthrop
Patrick J. Balthrop
President and Chief Executive Officer

CERTIFICATION

I, Harriss T. Currie, certify that:

1. I have reviewed this annual report on Form 10-K of Luminex Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2006

By: /s/ Harriss T. Currie
Harriss T. Currie
Vice President - Finance
Chief Financial Officer
Treasurer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Luminex Corporation (the "Company") on Form 10-K for the period ended December 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Patrick J. Balthrop, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ PATRICK J. BALTHROP
Patrick J. Balthrop
President and Chief Executive Officer
March 16, 2006

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Luminex Corporation (the "Company") on Form 10-K for the period ended December 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Harriss T. Currie, Vice President – Finance, Chief Financial Officer and Treasurer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ HARRISS T. CURRIE
Harriss T. Currie
Vice President – Finance
Chief Financial Officer
Treasurer
March 16, 2006

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United States Headquarters
Luminex Corporation
12212 Technology Boulevard
Austin, Texas 78727
512-219-8020

Europe
Luminex B.V.
Krombaak 15
4906 Oosterhout
The Netherlands
+31-16 240 8333

Independent Registered Public Accountants
Ernst & Young L.L.P.
Austin, Texas

Annual Meeting of Stockholders
The annual meeting of stockholders will be held on Thursday, May 25, 2006, at 10:00 a.m. local time at the Hilton Austin Airport Hotel, Austin, Texas.

Transfer Agent and Registrar
Mellon Investor Services, L.L.C.
480 Washington Boulevard
Jersey City, New Jersey 07310
866-635-6965

Form 10K/Investor Contact
A copy of the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, may be obtained from the Company at no charge. Requests for the Annual Report on Form 10-K and other investor information should be directed to Investor Relations at the Company's corporate office or www.luminexcorp.com or by e-mail to: investor@luminexcorp.com

Cautionary Note Regarding Forward-Looking Statements
This report contains forward-looking statements (all statements other than those made solely with respect to historical fact) within the meaning of Section 21E of the Securities Exchange Act of 1934 and section 27A of the Securities Act of 1933. These forward looking statements are subject to known and unknown risks and uncertainties (some of which are beyond the Company's control) that could cause actual results to differ materially and adversely from those anticipated in the forward-looking statements. See the Company's 10-K filing for more detailed disclosure regarding forward-looking statements and associated risks and uncertainties.

Luminex

United States
Luminex Corporation
12212 Technology Boulevard
Austin, Texas 78727
512-219-8020

Europe
Luminex B.V.
Krombaak 15
4906 CR Oosterhout
The Netherlands
+31-16 240 8333